Exhibit 99.1
______________, 2007
Dear Point.360 Shareholder:
     I am pleased to inform you that the Board of Directors of Point.360 has approved the distribution to Point.360’s shareholders of all of the shares of common stock of New 360, which is a wholly owned subsidiary of Point.360. New 360 will hold the assets and liabilities associated with Point.360’s post-production business. Upon the distribution, Point.360 shareholders will own 100% of the common stock of New 360.
     The distribution of the New 360 common stock will be made in connection with a Merger Agreement, as amended, among New 360, Point.360 and DG FastChannel, Inc. (“DG”). Pursuant to the Merger Agreement, DG agreed to make an exchange offer for all shares of Point.360 common stock under which each Point.360 share that is tendered in the offer will be exchanged for approximately one-fifth of a share of DG common stock. Following the completion of the exchange offer, Point.360 will be merged into DG, which will continue in existence as the surviving corporation. Point.360 shareholders who did not tender their shares in the exchange offer will receive in the merger approximately one-fifth of a share of DG common stock for each of their Point.360 shares. DG currently owns 1,612,436 shares of Point.360 common stock, representing approximately 13.25% of all outstanding shares of Point.360 common stock.
     As a condition to the completion by DG of the exchange offer and the merger, Point.360 agreed in the Merger Agreement (1) to transfer its post-production business to New 360 and (2) to distribute to Point.360’s shareholders all shares of New 360. This Information Statement describes the business of New 360 and is not intended to provide a definitive summary of the merger between Point.360 and DG or to constitute a recommendation to Point.360’s shareholders as to whether they should accept DG’s exchange offer. Separate documents distributed to Point.360’s shareholders by DG and Point.360 describe the exchange offer and the merger.
     Point.360’s Board of Directors has received an opinion from Marshall & Stevens, Inc. to the effect that, as of the date of the opinion, the receipt by Point.360’s shareholders of shares of New 360 common stock and DG common stock in connection with the transactions contemplated by the Merger Agreement is fair, from a financial point of view, to Point.360’s shareholders. A copy of that opinion is attached to this Information Statement as Appendix A.
     The distribution of New 360 common stock will occur on or about                     , 2007 by a pro rata dividend to all Point.360 shareholders. Each Point.360 shareholder will receive one share of New 360 common stock (and a related preferred share purchase right) for each share of Point.360 common stock held by such shareholder at the close of business on                     , 2007, the record date of the distribution. The dividend will be issued in book-entry form only, which means that no physical stock certificates will be issued. Pursuant to the Merger Agreement, DG has agreed to re-convey all of its New 360 shares to New 360 prior to the completion of DG’s exchange offer.
     Shareholder approval of the distribution of New 360 common stock is not required, and you are not required to take any action to receive your New 360 common stock. We have received approval to have the New 360 common stock listed on the Nasdaq Global Market. The common stock will begin trading under the symbol “___” and, following the change of our name to Point.360 within the next several weeks, the stock will trade under the symbol “PTSX.”
     We anticipate that New 360 will be one of the preeminent providers of post-production services to the entertainment industry, and that it will be one of the largest providers of high definition and standard definition digital mastering, data conversion, video and film asset management and sophisticated computer graphics services to owners, producers and distributors of entertainment content. New 360 will provide the services necessary to edit, master, reformat, convert and archive its clients’ film and video content, including television programming, feature films and movie trailers.
     The enclosed Information Statement describes the distribution of New 360 common stock in detail and contains important information about New 360. We urge you to read the Information Statement carefully.
     Thank you for your continued support of Point.360, and I look forward to your support of New 360 in the future.

Sincerely,

Haig S. Bagerdjian
Chairman of the Board and Chief Executive Officer

Preliminary Information Statement
(Subject to Completion, Dated June 22, 2007)
NEW 360
Information Statement
Distribution of New 360 Common Stock
by
Point.360 to the Shareholders of Point.360
     This Information Statement is being furnished in connection with the distribution by Point.360 to its shareholders of all of the shares of common stock of New 360, a wholly owned subsidiary of Point.360 that will hold the assets and liabilities associated with Point.360’s post-production business. Each Point.360 shareholder will receive one share of New 360 common stock (and a related preferred share purchase right) for each share of Point.360 common stock held by the shareholder at the close of business on                     , 2007, the record date for the distribution. The distribution will occur on or about                     , 2007. Immediately after the distribution is completed, New 360 will be an independent public company.
     No vote of Point.360 shareholders is required in connection with this distribution. We are not asking you for a proxy, and you are requested not to send us a proxy. Point.360 shareholders will not be required to pay any consideration for the shares of New 360 common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Point.360 common stock or take any other action in connection with the distribution.
     Point.360 is the sole shareholder of New 360. Accordingly, there currently is no public trading market for New 360’s common stock. We have applied to have the New 360 common stock listed on the Nasdaq Global Market. We have applied to have the common stock begin trading under the symbol “___” and, following the change of our name to Point.360 within the next several weeks, to trade under the symbol “PTSX.” We anticipate that a limited market, commonly known as a “when-issued” trading market, for the New 360 common stock will develop on or shortly before the record date for the distribution and will continue up to and including through the distribution date, and we anticipate that “regular-way” trading of our common stock will begin on the first trading day following the distribution date.
     In reviewing this Information Statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 12 of this Information Statement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of New 360 or determined whether this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

     This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Information Statement is                     , 2007.
This Information Statement is first being mailed to Point.360 shareholders on or about                     , 2007.

SUMMARY
     This Summary highlights selected information from this Information Statement relating to New 360 and the distribution of New 360 common stock by Point.360 to its shareholders. For a more complete understanding of New 360’s business and the distribution of New 360 shares to Point.360’s shareholders, you should carefully read the entire Information Statement. Except as otherwise indicated or unless the context otherwise requires, “New 360,” “we,” “us,” “our” and “our company” refer to New 360 and our subsidiary after the distribution, International Video Conversions, Inc., and “Point.360” refers to Point.360 and its subsidiaries (excluding New 360 for the period after the distribution of New 360 shares).
     Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement, including the consolidated financial statements of the post-production business of Point.360, assumes the completion of all the transactions referred to in this Information Statement in connection with the separation of New 360 from Point.360 and the distribution of New 360 shares to Point.360’s shareholders.
New 360
     We anticipate that New 360 will be a leading integrated media management services company providing film, video and audio post-production, archival, duplication, computer graphics and distribution services to motion picture studios, television networks, independent production companies and multinational companies. New 360 provides the services necessary to edit, master, reformat and archive our clients’ audio and video content, including television programming, feature films, and movie trailers.
     We will seek to capitalize on growth in demand for the services related to the manipulation and distribution of rich media content without assuming the production or ownership risk of any specific television program, feature film, advertising or other form of content. The primary users of our services are entertainment studios that generally choose to outsource such services due to the sporadic demand and the fixed costs of maintaining a high-volume physical plant.
     Since January 1, 1997, Point.360 has acquired several companies providing post-production services, and New 360 will continue to evaluate acquisition opportunities to enhance our operations and profitability. Most recently, Point.360 acquired International Video Conversions, Inc. (“IVC”), a leading digital intermediate and digital mastering facility, in 2004. In 2005, Point.360 acquired Visual Sound, a provider of captioning services. In 2007, Point.360 purchased the business of Eden FX, a producer of sophisticated computer graphics for feature films, television programming and commercials. As a result of these acquisitions, New 360 is one of the largest and most diversified providers of technical and distribution services in our markets, and therefore offers our customers a single source for such services at prices that reflect our scale economies.
     New 360 derives revenues primarily from the entertainment industry, consisting of major and independent motion picture and television studios, cable television program suppliers and television program syndicators. New 360 also services national television networks, local television stations, corporate or instructional video providers, infomercial advertisers and educational institutions.
New 360’s Strengths
     We believe that the following competitive strengths differentiate New 360 from our competitors:
•	Strong portfolio of service offerings. New 360 provides services ranging from film to digital transfer, video editing, high definition and standard definition conversions, sophisticated computer graphics, broadcast encoding, audio layback, foreign language mastering, computer graphics, syndication and archival services.

•	Multiple facilities. Geographical diversity near producer or studio locations facilitates customers’ communications.

•	Revenue enhancing among our businesses. We believe that having multiple sites gives us the ability to handle a more diverse customer base, deal with peak workloads, provide cross-selling opportunities and improve service levels.

•	Strong and experienced management team. New 360’s executive officers and general managers have extensive experience in the post-production industry, which we believe is an essential component to our future growth as a stand-alone post-production company. Our experienced senior management team combines a deep knowledge of the post-production markets, an understanding of industry trends and a proven ability to identify, effect and integrate acquisitions.
New 360’s Strategy
     Our goal is to be the leading provider of a broad range of world-class post-production services to our customers while increasing revenues and profitability. Our business strategy is focused on the following initiatives:
•	Expand and grow our post-production business. We will attempt to grow our post-production business by acquiring complimentary service capabilities to further broaden our business offerings. We will continue to be opportunistic and identify and make acquisitions in markets where there is potential for growth or that otherwise serve our overall long-term strategy and goals.

•	Expand our relationships with major studios clients. We will participate in numerous requests for proposals with studios who typically select preferred vendors based on a variety of factors, including scope of offered services, location, financial stability and price.

•	Utilize new technology. We will attempt to maintain a level of capital expenditures to keep us near the leading edge of technology. As post-production standards change, there is a constant need to cost effectively provide the necessary information technology and technical capabilities to meet customers’ requirements.
Risks Faced by New 360
     We face a number of risks and uncertainties relating to our business and our separation from Point.360. Example of risks and uncertainties that we face include:
•	We operate in a highly competitive market in which many studios’ clients maintain some or many post-production capabilities. Historically, some studios have chosen not to outsource production tasks to independent providers or to bring such work back “in house.”

•	We are sensitive to general business and economic conditions in the United States and worldwide which may influence where post-production work is performed. The advent and enhancement of on-line post-production tools may make it easier for studios to have post-production work done in less-costly foreign countries.

•	While we will have minimal debt upon separation from Point.360, a history of losses by Point.360 may affect our ability to obtain adequate financing to fulfill our strategy.
     For further discussion of these risks and other risks and uncertainties that New 360 faces, see “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Separation of New 360 from Point.360
     Pursuant to the Merger Agreement that New 360, Point.360 and DG entered into on April 16, 2007 and amended as of June 22, 2007, DG has agreed to make an exchange offer for all shares of Point.360 common stock under which each Point.360 share that is tendered in the offer will be exchanged for approximately one-fifth of a share of DG common stock. Following the completion of the exchange offer, Point.360 will be merged into DG, which will continue in existence as the surviving corporation. Point.360 shareholders who did not tender their shares in the exchange offer will receive in the merger approximately one-fifth of a share of DG common stock for each of their Point.360 shares. The exact percentage of a share of DG common stock to be exchanged for each Point.360 share in the exchange offer and the merger will be determined by dividing 2,000,000 by the number of Point.360 shares that are outstanding immediately prior to the completion of the exchange offer, excluding Point.360 shares that are owned by DG.
     As a condition to the completion by DG of the exchange offer and the merger, Point.360 agreed in the Merger Agreement (1) to transfer its post-production business to New 360 and (2) to distribute to Point.360’s shareholders all shares of New 360. Point.360 will retain the assets and liabilities associated with its “ads business,” which involves the business and operations of Point.360 at five of its existing facilities in representing advertising agencies, advertisers, brands and other media companies that require services for short-form media content (i.e., short-form commercial advertising spots) including, but not limited to, electronic and physical distribution of standard and high definition content to local television stations, television networks, cable systems, cable networks and radio stations. The ads business of Point.360 will be acquired by DG upon the merger of Point.360 into DG.
     The process of segregating the post-production business and the ads business required the following:
•	Separation of sales, cost of sales, facility rents, personnel and other costs specifically related to each business.

•	Allocation of costs shared by all Point.360 businesses such as accounting, sales and information technology, based on either specific criteria or an allocation based on sales, asset levels or another appropriate means. For example, interest expense related to Point.360 term and revolving credit loans was allocated based on property and equipment and accounts receivable balances of the post-production and ads businesses, respectively. Accounting (billing, credit and collection, etc.) was allocated based on sales.

•	Assets and liabilities related to each business were identified and assigned to the post or ads businesses.

•	Virtually all of the ads business was performed in five isolated facilities.
     Following the completion of the separation of New 360 from Point.360, Point.360 shareholders will own 100% of the common stock of New 360. Within several weeks after the completion of the plan of separation, we anticipate that New 360 will change its name to “Point.360.”
     In connection with our separation from Point.360, New 360 has entered into a Contribution Agreement with DG and Point.360, and we will enter into several other agreements with DG to effect the separation and distribution and provide a framework for our relationships with DG after the separation. Among other things, these agreements will provide for the allocation between New 360, on the one hand, and Point.360 and DG, on the other hand, of Point.360’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Point.360.
     The Merger Agreement requires Point.360 to repay $7 million of Point.360 debt that is not related to the business of New 360. Therefore, New 360 will not have any outstanding indebtedness on the date of its separation from Point.360.
     Among other things, the Contribution Agreement provides that, immediately prior to DG’s completion of its exchange offer for Point.360 common stock:
•	Point.360 will transfer to New 360 all of the right, title and interest of Point.360 in and to its post-production business and all other assets not used exclusively in connection with the ads business;

•	New 360 will agree to pay and perform all liabilities relating to the assets that Point.360 will transfer to New 360 including the liabilities under six office leases even if the lessors’ consent to the assignment of the leases to New 360 has not been obtained;

•	Point.360 will retain all assets used exclusively in connection with the ads business;

•	Point.360 will agree to pay and perform all liabilities that relate to the ads business assets;

•	Point.360 will distribute to its shareholders, on a pro rata basis and without any requirement for such shareholders to pay any consideration, all of the outstanding shares of New 360 common stock; and

•	Following the merger of Point.360 into DG, New 360 will be entitled to change its name to Point.360.
     The preceding summary of the Contribution Agreement and the Merger Agreement does not purport to be a comprehensive summary of all material terms of those agreements and is qualified by reference to the copies of the Contribution Agreement and the Merger Agreement that have been filed with the Securities and Exchange Commission (the “SEC”) as exhibits to the Registration Statement on Form 10 of which this Information Statement is a part.
     Point.360’s Board of Directors believes that the separation of New 360 from Point.360 and the related merger of Point.360 into DG offer the potential to unlock the full value of Point.360’s businesses in both the short and long term, which the Point.360 Board does not believe has been fully recognized by the investment community. The Board believes that the consummation of the separation of New 360 from Point.360 should not only enhance New 360’s strengths but will also improve its strategic, operational and financial flexibility. Furthermore, the Board believes that the separation should allow New 360 to maintain a sharper focus on its core business and growth opportunities, which should allow New 360 to be better able to make the changes to its business necessary for it to respond to developments in the industry in which it operates.
     Point.360’s Board of Directors has received an opinion from Marshall & Stevens Incorporated (“Marshall & Stevens”) to the effect that, as April 13, 2007, (1) the receipt by Point.360’s shareholders of shares of New 360 common stock and DG common stock in connection with the transactions contemplated by the Merger Agreement is fair, from a financial point of view, to Point.360’s shareholders (other than DG), and (2) the fair market value of New 360 is $20,500,000 after giving effect to Point.360’s transfer of its post-production business to New 360 and distribution to Point.360’s shareholders of all shares of New 360. A copy of Marshall & Stevens’ opinion is attached to this Information Statement as Appendix A, and shareholders are advised to carefully review the opinion and the more detailed summary of the opinion that is contained in this Information Statement under “The Separation-Opinion of Marshall & Stevens.”
     DG’s obligation to complete its exchange offer, and hence Point.360’s obligation to transfer its post-production business to New 360 and to distribute to Point.360’s shareholders the New 360 shares immediately prior to the completion of the exchange offer, is subject to various conditions that are summarized under “The Separation-Conditions to the Distribution.”
     New 360’s headquarters are located at 2777 North Ontario Street, Burbank, CA 91504, and our general telephone number is (818) 565-1400. We maintain an Internet site at http://www.point360.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this Information Statement.

Questions and Answers about New 360 and the Distribution of New 360 Shares

Why is the separation of New 360 structured as a distribution?	Point.360 believes that a tax-free distribution of shares of New 360 is a tax-efficient way to separate the businesses in a manner that will create benefits and/or value for New 360 and Point.360’s shareholders.

How will the separation of New 360 work?	The separation will be accomplished through a transaction in which the assets and liabilities of Point.360’s post-production business will be transferred to New 360, and the common stock of New 360 will be distributed by Point.360 to its shareholders on a pro rata basis.

When will the distribution occur?	We expect that Point.360 will distribute the shares of New 360 common stock on or about , 2007 to holders of record of Point.360 common stock on , 2007, the record date.

What do shareholders need to do to participate in the distribution?	Nothing, but we urge you to read this entire document carefully. Shareholders who hold Point.360 common stock as of the record date will not be required to take any action to receive New 360 common stock in the distribution. No shareholder approval of the distribution is required or sought. We are not asking you for a proxy, and you are requested not to send us a proxy. You will not be required to make any payment or to surrender or exchange your shares of Point.360 common stock or take any other action to receive your shares of New 360 common stock.

If you own Point.360 common stock as of the close of business on the record date, Point.360, with the assistance of American Stock Transfer & Trust Company (“American Stock Transfer”), the distribution agent, will electronically issue shares of our common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. American Stock Transfer will mail to you a book-entry account statement that reflects your shares of New 360 common stock, or your bank or brokerage firm will credit your account for the shares. If you sell shares of Point.360 common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of New 360 common stock in the distribution. Following the distribution, shareholders whose shares are held in book-entry form may request that their shares of New 360 common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

How does the proposed distribution of New 360 shares relate to the merger of Point.360 into DG and to DG’s exchange offer for Point.360 common stock?	Pursuant to the Merger Agreement, DG agreed to make an exchange offer for all shares of Point.360 common stock in which each Point.360 share that is tendered in the offer will be exchanged for approximately one-fifth of a share of DG common stock. Following the completion of the exchange offer, Point.360 will be merged into DG, which will continue in existence as the surviving corporation. Point.360 shareholders who did not tender their shares in the exchange offer will receive in the merger approximately one-fifth of a share of DG common stock for each of their Point.360 shares. The exact percentage of a share of DG common stock to be exchanged for each Point.360 share in the exchange offer and the merger will be determined by dividing 2,000,000 by the number of Point.360 shares that are outstanding immediately prior to the completion of the exchange offer, excluding shares owned by DG. The Point.360 shares that are owned by DG will be cancelled in the merger. DG currently owns approximately 13.25% of all outstanding shares of

Point.360 common stock.

As a condition to the completion by DG of the exchange offer and the merger, Point.360 agreed in the Merger Agreement (1) to transfer its post-production business to New 360 and (2) to distribute to Point.360’s shareholders all shares of New 360. This Information Statement describes the business of New 360 and is not intended to provide a definitive summary of the merger between Point.360 and DG or to constitute a recommendation to Point.360’s shareholders as to whether they should accept DG’s exchange offer. Separate documents distributed to Point.360’s shareholders by DG and Point.360 describe the exchange offer and the merger. Pursuant to the Merger Agreement, DG has agreed to re-convey all of its New 360 shares to New 360 prior to the completion of DG’s exchange offer.

Are there any conditions that must be satisfied before the distribution of New 360 shares will occur?	Pursuant to the Merger Agreement, Point.360 agreed (1) to transfer its post-production business to New 360 and (2) to distribute to Point.360’s shareholders all shares of New 360. Point.360 is required to take the actions described in the preceding sentence immediately prior to the completion of DG’s exchange offer for Point.360 common stock that is described in the Merger Agreement.

DG’s obligation to complete its exchange offer, and hence Point.360’s obligation to transfer its post-production business to New 360 and to distribute to Point.360’s shareholders the New 360 shares, is subject to various customary conditions, including among other conditions:
•	the tender in the exchange offer of a number of Point.360 shares representing a majority of the outstanding shares of Point.360 common stock on a fully diluted basis;

•	the declaration by the SEC of the effectiveness of New 360’s Registration Statement on Form 10, of which this Information Statement is a part;

•	the receipt by DG and Point.360 of opinions from legal counsel to the effect that the exchange offer and the merger should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”);

•	the absence of litigation or governmental proceedings seeking to restrain the exchange offer or the merger;

•	the accuracy of Point.360’s representations contained in the Merger Agreement; and

•	the absence of the occurrence of any event since April 16, 2007 that has had, or could have, a material adverse effect on Point.360.

Does New 360 plan to pay dividends?	The declaration and payment of any future dividends by New 360 will be subject to the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our Board.

Will New 360 have any debt?	We do not expect New 360 to have any debt as of the date of separation from Point.360. We believe that, subsequent to separation, we will obtain a working capital borrowing facility consisting of a $6-8 million revolving line of credit based on eligible accounts receivable. Point.360 has agreed to repay up to $7 million of Point.360 debt.

What will the separation cost?	New 360 expects to incur pre-tax separation costs of approximately $0.3 million to $0.5 million in connection with the consummation of the separation plan, which costs are expected to consist of, among other things, legal, accounting and other advisory fees.

What are the U.S. federal income tax consequences of the distribution to Point.360 shareholders?	Point.360 has received an opinion of Troy & Gould Professional Corporation (“Troy & Gould”) substantially to the effect that, pursuant to Section 355 of the Code, no gain or loss will be recognized for federal income tax purposes by the Point 360 shareholders with respect to the distribution of New 360 shares. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this Information Statement.

How will I determine the tax basis I will have in the New 360 shares I receive in the distribution?	Generally, your aggregate tax basis in the New 360 shares that you receive from Point.360 and the DG shares that you receive in the exchange offer or the merger will equal your tax basis in your Point.360 common stock immediately before the transactions, allocated between the DG common stock and New 360 common stock in proportion to their relative fair market values on the date of the distribution. You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

What will be the relationship among New 360, DG and Point.360 following the separation?	We have entered into a Contribution Agreement with DG and Point.360 and will enter into several other agreements with DG to effect the separation and provide a framework for our relationships with DG after the separation and merger. Point.360 will be merged into DG, which will continue as the surviving corporation and as the successor to Point.360’s ads-related business. The Contribution Agreement, in particular, requires New 360 to assume or retain the liabilities of Point.360 that are primarily related to New 360’s business. Furthermore, we will perform certain services for DG after the separation based on negotiated pricing. We cannot assure you that these agreements will be on terms as favorable to us as agreements with unaffiliated third parties. See “Certain Relationships and Related Party Transactions,” included elsewhere in this Information Statement.

Point.360’s current Chairman of the Board, President and Chief Executive Officer will serve as New 360’s Chairman of the Board, President and Chief Executive Officer after the separation has been completed. In addition, Point.360’s current four independent directors will serve as directors of New 360 following the separation.

Will I receive physical certificates representing shares of New 360 common stock following the separation?	No. Following the separation, neither Point.360 nor New 360 will issue physical certificates representing shares of New 360 common stock. Instead, Point.360, with the assistance of American Stock Transfer, the distribution agent, will electronically issue shares of New 360 common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. American Stock Transfer will mail you a book-entry account statement that reflects your shares of New 360 common stock or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

What if I want to sell my Point.360 common stock or my New 360 common stock?	You should consult your financial advisors, such as your stockbroker, bank or tax advisor. Neither Point.360 nor New 360 makes any recommendations on the purchase, retention or sale of shares of Point.360 common stock or New 360 common stock.

If you decide to sell any shares before the distribution of the New 360 shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Point.360 common stock or the New 360 common stock you will receive in the distribution or both.

Where will I be able to trade shares of New 360 common stock?	There is not currently a public market for New 360 common stock. We have applied to have the New 360 common stock listed on the Nasdaq Global Market. We have applied to have the common stock begin trading under the symbol “___” and, following the change of our name to Point.360 within the next several weeks, to trade under the symbol “PTSX”. We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including through the distribution date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our common stock up to and including through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on or after the distribution date.

Will the number of Point.360 shares I own change as a result of the distribution?	No. The number of shares of Point.360 common stock you own will not change as a result of the distribution of New 360 shares. However, after completion of the plan of the distribution, Point.360 will be merged into DG at which time your Point.360 shares will be exchanged for DG shares.

What will happen to the listing of Point.360 common stock?	Point.360 common stock will cease to trade upon the merger of Point.360 into DG. Upon completion of the Point.360/DG merger, New 360 will change its name to Point.360 and we anticipate that the stock will trade on the Nasdaq Global Market under the symbol “PTSX.”

What will be the market price of the New 360 and DG shares that I will receive?	We cannot predict the trading prices of the DG and New 360 shares of common stock following the distribution of the New 360 shares to Point.360 shareholders and the merger of Point.360 into DG. The combined trading prices of the DG and New 360 shares received by Point.360 shareholders may be less than the trading price of shares of Point.360 common stock before the completion of these transactions.

Are there risks to owning New 360 common stock?	Yes. Our business is subject to both general and specific risks relating to our business, our leverage, our relationship with DG and our being a separate publicly traded company. Our business is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this Information Statement beginning on page 12. We encourage you to read that section carefully.

Where can Point.360 shareholders obtain more information?	If you have any questions relating to the separation of New 360 from Point.360, you should contact:

          Point.360
          Chief Financial Officer
          2777 North Ontario Street
          Burbank, California 91504
          Tel: (818) 565-1444
          Fax: (818) 847-2503
www.point360.com

If you have any questions relating to the distribution of the New 360 shares to Point.360’s shareholders, you should contact:

          American Stock Transfer & Trust Company
          6201 15th Avenue
          Brooklyn, New York 11219
Tel: (718) 921-8380

Key Terms of the Distribution of New 360 Shares

Distributing company	Point.360. After the distribution, Point.360 will not own any shares of New 360 common stock.

Distributed company	New 360, a California corporation and a wholly owned subsidiary of Point.360 that was formed to hold all of the assets and liabilities of Point.360’s post-production business. After the distribution, New 360 will be an independent public company.

Distribution ratio	Each holder of Point.360 common stock will receive one share of New 360 common stock (and a related preferred share purchase right) for each share of Point.360 common stock held on ___, 2007.

Distributed securities	All outstanding shares of New 360 common stock will be distributed to Point.360 shareholders. Our Board of Directors has adopted a shareholder rights plan. The shareholder rights plan is designed to protect our shareholders from coercive or otherwise unfair takeover tactics. You will receive one preferred share purchase right for each share of New 360 common stock you receive in the distribution. Unless the context otherwise requires, references in this Information Statement to our common stock include the related preferred share purchase rights. See “Description of Capital Stock—Shareholder and Rights Agreement.”

Record date	The record date for the distribution is the close of business on , 2007.

Distribution date	The distribution of the New 360 shares to Point.360 shareholders is anticipated to occur on or about , 2007.

Distribution	On the distribution date, Point.360, with the assistance of American Stock Transfer, the distribution agent, will electronically issue shares of New 360 common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment or surrender or exchange your shares of Point.360 common stock or take any other action to receive your shares of New 360 common stock.

Stock exchange listing	We applied to have the New 360 common stock listed on the Nasdaq Global Market. We have applied to have common stock begin trading under the symbol “___” and, following the change of our name to Point.360 within the next several weeks, to trade under the symbol “PTSX.” Following the distribution of New 360 shares to Point.360’s shareholders, Point.360 will be merged into DG, whose trading symbol is “DGIT.”

Transfer agent	American Stock Transfer& Trust Company 6201 15th Avenue Brooklyn, NY 11219

Summary Historical and Unaudited Pro Forma Consolidated Financial Data
     The following table presents New 360’s summary historical and unaudited pro forma consolidated financial data. The consolidated statement of income data for the three months ended March 31, 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated condensed financial statements included elsewhere herein. The consolidated statement of income data for each of the years in the three-year period ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this Information Statement. The consolidated balance sheet data as of December 31, 2004 is derived from our unaudited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.
     The unaudited pro forma combined financial data have been adjusted to give effect to the following separation transactions:
•	the formation of New 360 and the contribution by Point.360 to New 360 of all the assets and liabilities of Point.360’s post-production business;

•	the distribution of New 360 common stock to Point.360’s shareholders by Point.360 on a one-to-one distribution ratio;

•	receipt by New 360 of $3.0 million in cash from DG pursuant to a Working Capital Reconciliation Agreement to be entered into by New 360, DG and Point.360;

•	repayment by Point.360 of $7 million of revolving credit and term debt pursuant to the Merger Agreement; and

•	reduction of interest expense associated with Point.360’s repayment of $7 million of debt, calculated at effective interest rates paid during the respective periods.
     The unaudited pro forma consolidated condensed balance sheet data assume that the distribution and related transactions occurred on December 31, 2006 and March 31, 2007, and the unaudited pro forma consolidated statement of income data assume that the distribution and related transactions occurred on January 1, 2006. The pro forma adjustments are based upon available information and assumptions that New 360 believes are reasonable; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements. Additional discussion relating to certain of the pro forma adjustments listed above can be found within the Unaudited Pro Forma Consolidated Financial Statements section of this Information Statement.

	As of For the				As of For the
	Year Ended December 31,				Quarter Ended March 31, 2007
(amounts in thousands)	2004	2005	2006	Pro forma 2006	Historical	Proforma
Statement of Income Data

Revenues	$38,588	$43,059	$43,533	$43,533	$10,307	$10,307
Total expenses	(42,260)	(45,724)	(44,189)	(43,530)	(11,068)	(10,947)

Income (loss) before taxes	(3,672)	(2,665)	(656)	3	(761)	(640)
Net income (loss)	$(2,183)	$(1,620)	$(314)	$3	$(456)	(398)

Pro forma earnings (loss) per share	$(0.24)	$(0.17)	$(0.03)	$—	$(0.04)	$(0.04)

Selected Balance Sheet Data

Cash and Cash equivalents	$668	$595	$—	$7,000	$251	$7,251
Working capital (deficit)	(1,565)	(234)	1,325	10,858	2,338	11,698

Property and equipment, net	29,437	26,474	12,850	12,850	11,974	11,974

Total assets	49,108	47,229	33,482	40,482	31,726	38,726

Due to parent company	17,126	17,416	5,690	—	7,424	424

Invested equity	17,093	16,309	13,976	26,666	13,298	27,298

RISK FACTORS
     You should carefully consider each of the following risk factors and all of the other information set forth in this Information Statement. The risk factors have been separated into three groups: (1) risks relating to New360’s business, (2) risks relating to the separation of New 360 from Point.360, and (3) risks relating to New360’s common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.
     If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on New360’s business, financial condition or results of operations. In such case, the trading price of our common stock could decline.
Risks Relating to New 360’s Business
We have a history of losses, and we may incur losses in the future.
     New 360 had losses in each of the five fiscal years ended December 31, 2006 due, in part, to increased price competition, the cost of being a publicly traded company (via Point.360) and a number of unusual charges. There is no assurance as to future profitability on a quarterly or annual basis.
Point.360 previously breached its credit agreements, and New 360 may do so in the future.
     Due to lower operating cash amounts resulting from reduced sales levels in prior years and the consequential net losses, Point.360 breached certain covenants of its credit facility. The breaches were temporarily cured based on amendments and forbearance agreements among Point.360 and the banks which called for, among other provisions, scheduled payments to reduce amounts owed to the banks to the permitted borrowing base.
     Although New 360 expects to be debt free (other than liabilities for normal accounts payable and accruals) on the date of our separation from Point.360, if we incur losses in the future as a separate company there is a risk that we will default under financial covenants contained in any new credit agreements and/or will not be able to pay off revolving or term loans when due. If a default condition exists in future banking arrangements, all amounts that may be outstanding under the new agreements will be due and payable which could materially and adversely affect our business.
We may be unable to compete effectively in a highly competitive marketplace.
     The post-production industry is a highly competitive, service-oriented business. In general, New 360 does not have long-term or exclusive service agreements with our customers. Business is acquired on a purchase order basis and is based primarily on customer satisfaction with reliability, timeliness, quality and price.
     New 360 competes with a variety of post-production firms some of which have a national presence and, to a lesser extent, the in-house post-production operations of our major motion picture studio customers. Some of these firms, and all of the studios, have greater financial marketing resources and have achieved a higher level of brand recognition than we have. In the future, we may not be able to compete effectively against these competitors merely on the basis of reliability, timeliness, quality and price or otherwise.
     We may also face competition from companies in related markets that could offer similar or superior services to those offered by us. We believe that an increasingly competitive environment as evidenced by recent price pressure and some related loss of work and the possibility that customers may utilize in-house capabilities to a greater extent could lead to a loss of market share or additional price reductions, which could have a material adverse effect on our financial condition, results of operations and prospects.

We would be adversely affected by the loss of key customers.
     Although we have an active client list of approximately 2,400 customers, five motion picture studios and and/or their affiliates accounted for approximately 28%, 52% and 58% of New 360’s revenues in 2004, 2005 and 2006, respectively. Twentieth Century Fox (and affiliates) was the only customer which accounted for more than 10% of sales in any of the last three years, or 26% and 33% in 2005 and 2006, respectively. If one or more of these companies were to stop using our services, our business could be adversely affected. Because we derive substantially all of our revenue from clients in the entertainment industry, our financial condition, results of operations and prospects could also be adversely affected by an adverse change in conditions which impact those industries.
Our expansion strategy may fail.
     Our growth strategy involves both internal development and expansion through acquisitions. We currently have no agreements or commitments to acquire any company or business. Even though Point.360 completed a number of acquisitions in the past, the most recent of which was in March 2007, New 360 cannot be sure additional acceptable acquisitions will be available or that we will be able to reach mutually agreeable terms to purchase acquisition targets, or that we will be able to profitably manage additional businesses or successfully integrate such additional businesses without substantial costs, delays or other problems.
     Acquisitions may involve a number of special risks including: adverse effects on our reported operating results (including the amortization of acquired intangible assets), diversion of management’s attention and unanticipated problems or legal liabilities. In addition, we may require additional funding to finance future acquisitions. We cannot be sure that we will be able to secure acquisition financing on acceptable terms or at all. We may also use working capital or equity, or raise financing through equity offerings or the incurrence of debt, in connection with the funding of any acquisition. Some or all of these risks could negatively affect our financial condition, results of operations and prospects or could result in dilution to our shareholders. In addition, to the extent that consolidation becomes more prevalent in the industry, the prices for attractive acquisition candidates could increase substantially. We may not be able to effect any such transactions. Additionally, if we are able to complete such transactions they may prove to be unprofitable.
     The geographic expansion of our customers may result in increased demand for services in certain regions where we currently do not have post-production facilities. To meet this demand, we may subcontract. However, we have not entered into any formal negotiations or definitive agreements for this purpose. Furthermore, we cannot assure you that we will be able to effect such transactions or that any such transactions will prove to be profitable.
     If we acquire any entities, we may have to finance a large portion of the anticipated purchase price and/or refinance then existing credit agreements. The cost of any new financing may be higher than our then-existing credit facilities. Future earnings and cash flow may be negatively impacted if any acquired entity does not generate sufficient earnings and cash flow to offset the increased costs.
We are operating in a changing environment that may adversely affect our business.
     In prior years, we experienced industry consolidation, changing technologies and increased regulation, all of which resulted in new and increased responsibilities for management personnel and placed, and continues to place, increased demands on our management, operational and financial systems and resources. To accommodate these circumstances, compete effectively and manage future growth, we will be required to continue to implement and improve our operational, financial and management information systems, and to expand, train, motivate and manage our work force. We cannot be sure that our personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to do so could have a material adverse effect on our financial condition, results of operations and prospects.
We may be unable to adapt our business to changing technological requirements.
     Although we intend to utilize the most efficient and cost-effective technologies available for telecine, high definition formatting, editing, coloration and delivery of audio and video content as they develop, we cannot be sure that we will be able to adapt to such standards in a timely fashion or at all. We believe our future growth will depend in part on our ability to add to these services and to add customers in a timely and cost-effective manner. We cannot be sure we will be successful in offering such services to existing customers or in obtaining new customers for these services. We intend to rely on third-party vendors for the development of these technologies and there is no assurance that such vendors will be able to develop such technologies in a manner that meets our needs and the needs of our customers.
The loss of key personnel would adversely affect our business.
     We are dependent on the efforts and abilities of certain senior management, particularly those of Haig S. Bagerdjian, Chairman, President and Chief Executive Officer. The loss or interruption of the services of key members of management could have a material adverse effect on our financial condition, results of operations and prospects if a suitable replacement is not promptly obtained. Mr. Bagerdjian will beneficially own approximately 29% of New 360’s outstanding stock. Although we have severance agreements with Mr. Bagerdjian and certain key executives, we cannot be sure that either Mr. Bagerdjian or other executives will remain with New 360. In addition, our success depends to a significant degree upon the continuing contributions of, and on our ability to attract and retain, qualified management, sales, operations, marketing and technical personnel. The competition for qualified personnel is intense and the loss of any such persons, as well as the failure to recruit additional key personnel in a timely manner, could have a material adverse effect on our financial condition, results of operations and prospects. There is no assurance that we will be able to continue to attract and retain qualified management and other personnel for the development of our business.
We may be unable to meet the demands of our customers.
     Our business is dependent on our ability to meet the current and future demands of our customers, which demands include reliability, timeliness, quality and price. Any failure to do so, whether or not caused by factors within our control could result in losses to such clients. Although we disclaim any liability for such losses, there is no assurance that claims would not be asserted or that dissatisfied customers would refuse to place further orders with New 360 in the event of a significant occurrence of lost elements, either of which could have a material adverse effect on our financial condition, results of operations and prospects. Although we maintain insurance against business interruption, such insurance may not be adequate to protect us from significant loss in these circumstances and there is no assurance that a major catastrophe (such as an earthquake or other natural disaster) would not result in a prolonged interruption of our business. In addition, our ability to deliver services within the time periods requested by customers depends on a number of factors, some of which are outside of our control, including equipment failure, work stoppages by package delivery vendors or interruption in services by telephone or satellite service providers.
Our quarterly operating results have fluctuated significantly in the past and may fluctuate in the future.
     Our operating results have varied in the past, and may vary in the future, depending on factors such as sales volume fluctuations due to seasonal buying patterns, the timing of new product and service introductions, the timing of revenue recognition upon the completion of longer term projects, increased competition, timing of acquisitions, general economic factors and other factors. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance. For example, our operating results have historically been significantly influenced by the volume of business from the motion picture industry, which is an industry that is subject to seasonal and cyclical downturns, and, occasionally, work stoppages by actors, writers and others. In any period our revenues are subject to variation based on changes in the volume and mix of services performed during the period. It is possible that in a future quarter our operating results will be below the expectations of equity research analysts and investors. In such event, the price of New 360 common stock would likely be materially adversely affected.
Risks Relating to the Separation of New 360 from Point.360
We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Point.360.
     As a stand-alone, independent public company, we believe that New 360’s business will benefit from, among other things, allowing our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, allowing us to focus our financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs. However, by separating from Point.360, there is a risk that New 360 may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of the current Point.360. As part of Point.360, we were able to enjoy certain benefits from Point.360’s operating diversity, purchasing and borrowing leverage; available capital for investments and opportunities to pursue integrated strategies with Point.360’s other businesses. As such, New 360 may not be able to achieve some or all of the benefits that we expect to achieve as a stand alone, independent post-production company.
We have no operating history as a separate public company and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate publicly traded company and may not be a reliable indicator of our future results.
     The historical and pro forma financial information included in this Information Statement does not necessarily reflect the financial condition, results of operations or cash flows that New 360 would have achieved as a separate publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:
•	Prior to the separation of New 360 from Point.360, our business has been operated by Point.360 as part of its broader corporate organization, rather than as an independent company. Point.360 performed various corporate functions for the post-production business, including, but not limited to, tax administration, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002) and external reporting. New 360’s historical and pro forma financial results reflect allocations of corporate expenses from Point.360 for these and similar functions based on the relationship of our sales to sales of Point.360 for certain administrative functions necessary to complete the sales cycle (sales, personnel, billing, accounting, etc.), specific balance sheet accounts comprising long-lived assets (term loan interest expense) and net working capital (revolving loan interest expense), and other measurements. We believe that these allocations are comparable to the expenses we would have incurred had we operated as a separate publicly traded company, although there is a risk that we may incur higher expenses as an independent company.

•	Prior to the separation of New 360 from Point.360, our business has been integrated with the other businesses of Point.360. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we expect to enter into short-term transition agreements that will govern certain commercial and other relationships between New 360 and DG, those temporary arrangements may not capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of Point.360. The loss of these benefits could have an adverse effect on our business, results of operations and financial condition following the completion of the separation.

•	Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Point.360. Following the completion of the separation, Point.360 will not provide us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from Point.360, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	Subsequent to the completion of our separation from Point.360, the cost of capital for our business may be higher than Point.360’s cost of capital prior to our separation because Point.360 operating results were higher than what ours are contemplated to be following the separation.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from Point.360.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after our separation from Point.360 or as a result of the separation.
     Following the completion of the separation of New 360 from Point.360, the costs of being a public entity will be spread over a lower revenue base, which may negatively affect operating results.
Separation from Point.360 will require novation of business relationships and contracts to New 360 from Point.360.
     We cannot be sure that customers and vendors will react positively to the separation of New 360 from Point.360, including the change in contractual relationships from Point.360 to New 360. Consequently, there exists the possibility that such relationships may change, subjecting us to various restrictions and adversely affecting our results of operations.
If the distribution of New 360 common stock to Point.360’s shareholders fails to meet the requirements of Section 355 of the Code, then our shareholders might be required to pay U.S. federal income taxes.
     Troy & Gould, special tax counsel, has delivered to Point.360 an opinion substantially to the effect that no gain or loss will be recognized by a shareholder for federal income tax purposes, pursuant to Section 355 of the Code, upon the receipt of shares of New 360 common stock from Point.360. The opinion of Troy & Gould is based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and Point.360 have made to Troy & Gould. In rendering its opinion, Troy & Gould relied on certain agreements that we and Point.360 have entered into or will enter into, including the adherence by Point.360 and New 360 to certain restrictions on future actions. If any of the representations or statements that we or Point.360 made are, or become, inaccurate or incomplete, or if we or Point.360 breach any of our covenants, the distribution might not qualify under Section 355 of the Code.
     You should note that Point.360 does not intend to seek a ruling from the Internal Revenue Service (“IRS”) as to the U.S. federal income tax treatment of the distribution of the New 360 shares. The opinion of Troy & Gould is not binding on the IRS or a court, and there is no assurance that the IRS will not challenge the validity of the distribution and such related transactions as failing to meet the requirements of Section 355 of the Code or that any such challenge ultimately will not prevail.
     If the distribution were to fail to meet the requirements of Section 355 of the Code an amount equal to the fair market value of the New 360 common stock received would be taxable as a dividend to the extent of the shareholder’s ratable share of Point.360’s current and accumulated earnings and profits (as increased to reflect any current income including any gain recognized by Point.360 on the distribution). The balance, if any, of the distribution would be treated as nontaxable return of capital to the extent of the Point.360 shareholder’s tax basis in its Point.360 stock, with any remaining amount being taxed as capital gain. The distribution will be taxable to Point 360 to the extent of the excess, if any, of (1) the fair market value of the New 360 common stock distributed to the Point.360 shareholders over (2) Point.360’s tax basis in such common stock. However, it is anticipated that little or no income will be recognized by Point 360 because the tax basis of the New 360 stock will be approximately equal to the value of New 360 as determined by a valuation by Marshall & Stevens.
We will be responsible for paying certain liabilities incurred by Point.360 prior to the date of our separation from Point.360.
     Pursuant to agreements between New 360 and DG, we will assume responsibility for the payment of various liabilities that were incurred by Point.360 prior to the date of our separation from Point.360, including accounts payable and other expenses not exclusively related to Point.360’s ads business, taxes for periods prior to the separation date and other liabilities of Point.360, including contingent liabilities whose amount is not yet known, arising out of the operation of Point.360’s business (other than the ads business) during the period prior to the separation. Although we do not currently have any knowledge that the IRS, other governmental agencies or third parties intend to file lawsuits or initiate proceedings with respect to the operation of Point.360’s business prior to the separation date, that possibility exists and the payment by us of any such contingent liabilities for which we are responsible could materially and adversely affect our financial condition.
Risks Relating to New 360’s Common Stock
There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.
     There is currently no public market for New 360 common stock. There is no assurance that an active trading market for our common stock will develop as a result of the distribution of our shares by Point.360 or that an active trading market will be sustained in the future.
     We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:
•	our business profile and market capitalization may not fit the investment objectives of our shareholders and, as a result, New 360 shareholders may sell our shares after the distribution;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results due to the seasonality of our business and other factors related to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	our ability to meet earnings estimates of shareholders;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations; and

•	general economic conditions.
     Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.
Investors may be unable to accurately value our common stock.
     Investors often value companies based on the stock prices and results of operations of other comparable companies. Currently, no public post-production company exists that is directly comparable to our size, scale and service offerings. As such, investors may find it difficult to accurately value our common stock, which may cause our common stock price to trade below our true value.
The fair market value of New 360 may be less than the value determined by Marshall & Stevens.
     Marshall & Stevens has delivered to Point.360 an opinion, a copy of which is attached to this Information Statement as Appendix A, to the effect that the fair market value of New 360 was $20,500,000 as of April 13, 2007, after giving effect to the transfer by Point.360 of its post-production business to New 360 and the distribution to

Point.360’s shareholders of all shares of New 360 which will be consummated pursuant to the Merger Agreement and the Contribution Agreement. Due to the various uncertainties involved in estimating the fair market value of an operating company, some of which are described under “The Separation—Opinion of Marshall & Stevens,” it is possible that the market value of New 360 after the distribution of shares to Point.360’s shareholders will be less than $20,500,000.
Substantial sales of our common stock may occur in connection with the distribution of New 360 shares by Point.360, which could cause our stock price to decline.
     The shares of our common stock that Point.360 distributes to its shareholders generally may be sold immediately in the public market. Although we have no knowledge of any plan or intention on the part of any 5% or greater shareholder to sell our common stock following the distribution, it is possible that some shareholders, including possibly some of our large shareholders, will sell our common stock received in the distribution for reasons such as that our business profile or market capitalization as an independent company does not fit their investment objectives. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.
Your percentage ownership in New 360 may be diluted in the future.
     Your percentage ownership in New 360 may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees. New 360 has adopted the 2007 Equity Incentive Plan, which provides for the grant of equity based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants. For a more detailed description of the 2007 Equity Incentive Plan, see “Management—Employee Benefit Plans.”
Our shareholder rights agreement and ability to issue preferred stock may discourage, delay or prevent a change in control of New 360 that would benefit our shareholders.
     Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions thereof, including voting rights, without any further vote or action by New 360’s shareholders. Although we have no current plans to issue any other shares of preferred stock, the rights of the holders of common stock would be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of preferred stock could have the effect of discouraging, delaying, or preventing a change in control of New 360 that would be beneficial to our shareholders.
     On date that the New 360 shares are distributed to Point.360 shareholders, New 360 will declare a dividend distribution of one preferred share purchase right on each outstanding share of its common stock. The rights will be attached to the common stock and will trade separately and be exercisable only in the event that a person or group acquires or announces the intent to acquire 20% or more of New 360’s common stock. Each right will entitle shareholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $10. If New 360 is acquired in a merger or other business combination transaction after a person has acquired 20% or more of our outstanding common stock, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of the acquiring company’s common shares having a market value of twice such price. In addition, if a person or group acquires 20% or more of our outstanding common stock, each right will entitle its holder (other than such person or members of such group) to purchase, at the right’s then-current exercise price, a number of New 360 common shares having a market value of twice such price. Before a person or group acquires beneficial ownership of 20% or more of our common stock, the rights are redeemable for $.0001 per right at the option of the Board of Directors.
     Although our shareholder rights agreement is intended to encourage anyone seeking to acquire New 360 to negotiate with the Board prior to attempting a takeover, the rights agreement may have the effect of discouraging, delaying or preventing a change in control of New 360 that would be beneficial to our shareholders.

We do not expect to pay dividends.
     We do not believe that we will have the financial strength to pay dividends for the foreseeable future. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in New 360. This appreciation may not occur.
Our controlling shareholders may cause New 360 to be operated in a manner that is not in the best interests of other shareholders.
     New 360’s Chairman, President and Chief Executive Officer, Haig S. Bagerdjian, will beneficially own approximately 29% of our common stock as of the date of Point.360’s merger into DG. The ex-spouse of R. Luke Stefanko, Point.360’s former President and Chief Executive Officer, will own approximately 12% of the common stock on that date. By virtue of their stock ownership, Ms. Stefanko and Mr. Bagerdjian individually or together may be able to significantly influence the outcome of matters required to be submitted to a vote of shareholders, including (1) the election of the Board of Directors, (2) amendments to our Articles of Incorporation and (3) approval of mergers and other significant corporate transactions. The foregoing may have the effect of discouraging, delaying or preventing certain types of transactions involving an actual or potential change of control of New 360, including transactions in which the holders of common stock might otherwise receive a premium for their shares over current market prices.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
     In our capacity as New 360 management, we may from time to time make written or oral forward-looking statements with respect to our long-term objectives or expectations which may be included in our filings with the SEC (including this Information Statement), reports to shareholders and information provided in our website.
     The words or phrases “will likely,” “are expected to,” “is anticipated,” “is predicted,” “forecast,” “estimate,” “project,” “plans to continue,” “believes,” or similar expressions identify “forward-looking statements.” Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. We wish to caution you not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We are calling to your attention important factors that could affect our financial performance and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.
     The following list of important factors may not be all-inclusive, and we specifically decline to undertake an obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Among the factors that could have an impact on our ability to achieve expected operating results and growth plan goals and/or affect the market price of our stock are:
•	recent history of losses;

•	prior breach and changes in credit agreements and ongoing liquidity;

•	our highly competitive marketplace;

•	the risks associated with dependence upon significant customers;

•	our ability to execute our expansion strategy;

•	the uncertain ability to manage in a changing environment;

•	our dependence upon and our ability to adapt to technological developments;

•	dependence on key personnel;

•	our ability to maintain and improve service quality;

•	fluctuation in quarterly operating results and seasonality in certain of our markets;

•	possible significant influence over corporate affairs by significant shareholders;

•	our ability to operate effectively as a stand-alone, publicly traded company; and

•	the cost associated with becoming compliant with the Sarbanes-Oxley Act of 2002 and the consequences of failing to implement effective internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 by the date that we must comply with that section of the Sarbanes-Oxley Act.
     Other factors not identified above, including the risk factors described in the “Risk Factors” section of this Information Statement, may also cause actual results to differ materially from those projected by our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our control.
     You should consider the areas of risk described above, as well as those set forth under the heading “Risk Factors” above, in connection with considering any forward-looking statements that may be made in this Information Statement and elsewhere by us and our businesses generally. Except to the extent of obligation to disclose material information under the federal securities laws or the rules of the Nasdaq Global Market, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

THE SEPARATION
General
     On April 16, 2007, New 360, Point.360 and DG entered into a Merger Agreement. Pursuant to the Merger Agreement, as amended as of June 22, 2007, DG agreed to make an exchange offer for all shares of Point.360 common stock under which each Point.360 share that is tendered in the offer will be exchanged for approximately one-fifth of a share of DG common stock. Following the completion of the exchange offer, Point.360 will be merged into DG, which will continue in existence as the surviving corporation. Point.360 shareholders who did not tender their shares in the exchange offer will receive in the merger approximately one-fifth of a share of DG common stock for each of their Point.360 shares. The exact percentage of a share of DG common stock to be exchanged for each Point.360 share in the exchange offer and the merger will be determined by dividing 2,000,000 by the number of Point.360 shares that are outstanding immediately prior to the completion of the exchange offer, excluding shares owned by DG. The Point.360 shares owned by DG will be cancelled in the merger. DG currently owns approximately 13.25% of all outstanding shares of Point.360 common stock.
     As a condition to the completion by DG of the exchange offer and the merger, Point.360 agreed in the Merger Agreement (1) to transfer its post-production business to New 360 and (2) to distribute to Point.360’s shareholders all shares of New 360. Point.360 will retain the assets and liabilities associated with the ads business, which will be acquired by DG upon the merger of Point.360 into DG.
     Immediately following the completion of these transactions, Point.360 shareholders will own 100% of the common stock of New 360. DG has agreed to re-convey all of its New 360 shares to New 360 prior to the completion of DG’s exchange offer. Within several weeks after the completion of the plan of separation, we anticipate that New 360 will change its name to “Point.360.”
     Prior to April 16, 2007, the Point.360 Board of Directors met numerous times with and without members of Point.360’s senior management team to discuss these transactions. In these meetings, the Point.360 Board considered, among other things, the benefits to the businesses and to Point.360 shareholders that are expected to result from the separation of New 360 from Point.360 and the subsequent merger of Point.360 into DG, the manner of allocating Point.360’s existing assets and liabilities between Point.360 and New 360, the terms of certain commercial relationships among New 360, Point.360 and DG that will exist following the separation, the corporate governance arrangements that will be in place at New 360 following the separation, and the appropriate members of senior management to serve New 360 following the separation from Point.360.
     In connection with these transactions, Point.360 organized New 360 as a California corporation for the purpose of transferring to New 360 all of the assets and liabilities of Point.360 (including those related to its post-production business) other than the assets and liabilities related to the ads business.
The Number of New 360 Shares You Will Receive
     For each share of Point.360 common stock that you owned at the close of business on                     , 2007, the record date, you will receive one share of New 360 common stock (and a related preferred share purchase right) on the distribution date.
When and How You Will Receive the New 360 Shares
     Point.360 will distribute the shares of New 360 common stock on or about                     , 2007. American Stock Transfer, which currently serves as the transfer agent and registrar for Point.360’s common stock, will serve as transfer agent and registrar for our common stock and as distribution agent in connection with the distribution.
     If you own Point.360 common stock as of the close of business on the record date, the shares of New 360 common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell shares of Point.360 common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of New 360 common stock in the distribution.
     Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of Point.360 common stock and you are the registered holder of the Point.360 shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact American Stock Transfer at the address set forth on page 9 of this Information Statement.
     Most Point.360 shareholders hold their shares of Point.360 common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm holds the stock in “street name” and ownership is recorded on the bank or brokerage firm’s books. If you hold your Point.360 common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.
Results of the Separation of New 360 from Point.360
     After New 360’s separation from Point.360, we will be a separate publicly traded company. Immediately following the distribution, we expect to have approximately 1,000 shareholders of record, based on the number of registered shareholders of Point.360 common stock on                     , 2007, and approximately 10.6 million shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Point.360 options between the date the Point.360 Board declares the dividend for the distribution and the record date for the distribution.
     In connection with our separation from Point.360, New 360 has entered into a Contribution Agreement with Point.360 and DG, and we will enter into several other agreements with Point.360 and/or DG to effect the separation and distribution and provide a framework for our relationship with DG after the separation. Among other things, these agreements will provide for the allocation between New 360, on the one hand, and Point.360 and DG, on the other hand, of Point.360’s assets and liabilities (including employee benefits and tax-related assets and liabilities) attributable to periods prior to our separation from Point.360 based primarily upon whether such assets and liabilities relate to the post-production business or the ads business. For a summary of these agreements, see “Agreements Between New 360 and DG,” included elsewhere in this Information Statement.
     The distribution will not affect the number of outstanding shares of Point.360 common stock or any rights of Point.360 shareholders.
Incurrence of Debt by New 360
     Under the Contribution Agreement, New 360 will be responsible for the current liabilities related to the post-business that exist on the distribution date. Prior to the merger of Point.360 into DG, Point.360 will repay up to $7 million of Point.360 debt under Point.360 revolving credit and term loan agreements. Additionally, under a Working Capital Reconciliation Agreement, DG will pay New 360 in cash the positive difference between Point.360’s current assets and liabilities as of the distribution date, less $1 million, which amount we expect to be approximately $3 million. The Contribution Agreement and Working Capital Reconciliation Agreement are described elsewhere in this Information Statement. On the date of the distribution of the New 360 shares, therefore, we expect to have no outstanding revolving or term debt. By the distribution date, we expect to have negotiated with a financial institution a $6-$8 million revolving line of credit with potential borrowings to be based on eligible accounts receivable.
Material U.S. Federal Income Tax Consequences of the Distribution of New 360 Shares
     The following is a summary of the material U.S. federal income tax consequences of the distribution by Point.360 of New 360 shares. This summary is based on the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code, all as in effect on the date of this Information Statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. This summary assumes that the distribution will be consummated in accordance with the Contribution Agreement and as described in this Information Statement. This summary does not address the effects of any state, local or foreign tax laws on the distribution.
     The tax treatment of a Point.360 shareholder who receives New 360 shares in the distribution may vary depending upon that shareholder’s particular situation, and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold stock in Point.360, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold their Point.360 stock as part of a “hedge,” “straddle,” “conversion,” or “constructive sale transaction,” individuals who received Point.360 common stock upon the exercise of employee stock options or otherwise as compensation and non-U.S. shareholders) may be subject to special rules not discussed below. The summary assumes that the Point.360 shareholders hold their Point.360 common stock as capital assets within the meaning of Section 1221 of the Code.
     Troy & Gould, special tax counsel, has delivered to Point.360 an opinion substantially to the effect that no gain or loss will be recognized by a shareholder for federal income tax purposes, pursuant to Section 355 of the Code, upon the receipt of shares of New 360 common stock from Point.360. The opinion of Troy & Gould is based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements that we and Point.360 have made to Troy & Gould. In rendering its opinion, Troy & Gould relied on certain agreements that we and Point.360 have entered into or will enter into, including the adherence by Point.360 and New 360 to certain restrictions on future actions.
     If any of the representations or statements that we or Point.360 made are, or become, inaccurate or incomplete, or if we or Point.360 breach any of our covenants, the distribution might not qualify under Section 355 of the Code. You should note that Point.360 does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the distribution. The opinion of Troy & Gould is not binding on the IRS or a court, and there is no assurance that the IRS will not challenge the tax-free nature of the distribution as meeting the requirements of Section 355 of the Code or that any such challenge ultimately will not prevail.
     The Distribution of the New 360 Shares
     Assuming that the distribution of the New 360 shares by Point.360 meets the requirements of Section 355 of the Code, the following describes certain U.S. federal income tax consequences to Point.360 and Point.360’s shareholders:
•	a Point.360 shareholder will not recognize income, gain, or loss as a result of the receipt of New 360 common stock pursuant to the distribution;

•	a Point.360 shareholder’s tax basis in such shareholder’s Point.360 common stock and in New 360 common stock received in the distribution will equal such shareholder’s tax basis in its Point.360 common stock immediately before the distribution, allocated between the Point.360 common stock and the New 360 common stock in proportion to their relative fair market values on the date of the distribution;

•	a Point.360 shareholder’s holding period for our common stock received in the distribution will include the holding period for that shareholder’s Point.360 common stock; and

•	Point.360 will recognize gain in an amount equal to the excess, if any, of (1) the fair market value of the New 360 common stock distributed to the Point.360 shareholders over (2) Point.360’s tax basis in such common stock. However, it is anticipated that little or no such gain will be recognized because the fair market value of the New 360 common stock, as determined by an appraisal of Marshall & Stevens, is substantially equal to the basis of the New 360 common stock.

     U.S. Treasury regulations require certain Point.360 shareholders who receive New 360 common stock in the distribution to attach to their U.S. federal income tax returns for the year in which the stock is received a detailed statement setting forth such data as may be appropriate to demonstrate the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, Point.360 will provide to its shareholders, either directly or through our shareholders’ banks or brokerage firms, the information necessary to comply with this requirement.
Certain U.S. Federal Income Tax Consequences to the Point 360 shareholders if the Distribution of New 360 Shares is Taxable
     An opinion of counsel represents counsel’s legal judgment and is not binding on the IRS or any court. If the IRS were to assert successfully that the distribution of New 360 shares is taxable to the Point 360 shareholders, the above consequences would not apply to them and the holders of Point.360 common stock who received shares of New 360 common stock in the distribution could be subject to tax, as described below.
     If the distribution fails to qualify under Section 355 of the Code, then:
•	each Point.360 shareholder who received New 360 common stock in the distribution would be treated as having received a taxable distribution in an amount equal to the fair market value of such stock on the distribution date; that distribution would be taxable to the shareholder as a dividend to the extent of Point.360’s current and accumulated earnings and profits; any amount that exceeded Point.360’s earnings and profits would be treated first as a non-taxable return of capital to the extent of the Point.360 shareholder’s tax basis in its Point.360 common stock with any remaining amounts being taxed as capital gain;

•	certain shareholders would be subject to additional special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends; and

•	a shareholder’s tax basis in New 360 common stock received generally would equal the fair market value of New 360 common stock on the distribution date, and the holding period for that stock would begin the day after the distribution date; the holding period for the shareholder’s Point.360 common stock would not be affected by the fact that the distribution was taxable.
     The foregoing is a summary of material U.S. federal income tax consequences of the distribution of New 360 shares under current law. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of shareholders. Each Point.360 shareholder should consult its tax advisor as to the particular tax consequences of the distribution to such shareholder, including the application of U.S. federal, state, local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.
Market for Common Stock
     There is currently no public market for our common stock. We applied to have the New 360 common stock listed on the Nasdaq Global Market. We have applied to have the common stock begin trading under the symbol “___” and, following the change of our name to Point.360 within the next several weeks, to trade under the symbol “PTSX.”
Trading Between the Record Date and Distribution Date
     Beginning on or shortly before the record date and continuing up to and including the distribution date, there will be two markets in Point.360 common stock: a “regular-way” market and an “ex-distribution” market. Shares of Point.360 common stock that trade on the regular way market will trade with an entitlement to shares of New 360 common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of New 360 common stock distributed pursuant to the distribution. Therefore, if you sell shares of Point.360 common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of New 360 common stock in the distribution. If you own shares of Point.360 common stock at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Point.360 common stock.
     Furthermore, beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when- issued” trading market will be a market for shares of New 360 common stock that will be distributed to Point.360 shareholders on the distribution date. If you owned shares of Point.360 common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of Point.360 common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when issued” trading with respect to our common stock will end and “regular-way” trading will begin.
Conditions to the Distribution of the New 360 Shares
     Pursuant to the Merger Agreement, Point.360 agreed (1) to transfer its post-production business to New 360 and (2) to distribute to Point.360’s shareholders all shares of New 360. Point.360 is required to take the actions described in the preceding sentence immediately prior to the completion of DG’s exchange offer for Point.360 common stock that is described in the Merger Agreement. DG’s obligation to complete its exchange offer, and hence Point.360’s obligation to transfer its post-production business to New 360 and to distribute to Point.360’s shareholders the New 360 shares, is subject to various customary conditions, including among other conditions:
•	the tender in the exchange offer of a number of Point.360 shares representing a majority of the outstanding shares of Point.360 common stock on a fully diluted basis;

•	the declaration by the SEC of the effectiveness of New 360’s Registration Statement on Form 10, of which this Information Statement is a part;

•	the receipt by DG and Point.360 of opinions from legal counsel to the effect that the exchange offer and the merger should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code;

•	the absence of litigation or governmental proceedings seeking to restrain the exchange offer or the merger;

•	the accuracy of Point.360’s representations contained in the Merger Agreement; and

•	the absence of the occurrence of any event since April 16, 2007 that has had, or could have, a material adverse effect on Point.360.
Reasons for the Separation of New 360 from Point.360
     The Point.360 Board of Directors regularly reviews the various businesses that Point.360 conducts to ensure that Point.360’s resources are properly being put to use in a manner that is in the best interests of Point.360 and its shareholders. The Point.360 Board evaluated a number of strategic alternatives to increase shareholder value and concluded that a separation of Point.360’s post-production and ads businesses would be the most feasible and the most financially attractive approach to realize increased shareholder value. The Point.360 Board believes that creating an independent company focused on the post-production business, together with the acquisition of the ads business by DG pursuant to the merger of Point.360 into DG, is the best way to unlock the full value of Point.360’s businesses in both the short and long term.
     Point.360 believes that the creation of New 360 and the merger of Point.360 into DG provide each separated company us with certain opportunities and benefits. The following are some of the opportunities and benefits that the Point.360 Board considered in approving the separation:

•	Although there is no assurance, following the completion of these transactions the common stock of New 360 and DG may have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if Point.360 were to remain under its current configuration.

•	Allowing the management of New 360 to design and implement corporate policies and strategies that are based primarily on the business characteristics of New 360 and to concentrate its financial resources wholly on New 360’s post-production operations my increase shareholder value.

•	New 360 will maintain a sharper focus on its core business and growth opportunities, which will allow it to be better able to make the changes to its business necessary to respond to developments in the industry in which it operates. In addition, after the separation, New 360 will no longer need to compete internally for capital with a business operating in another industry.

•	New 360 will have a capital structure designed to meet its needs. As an independent publicly traded company, our capital structure is expected to facilitate acquisitions, joint ventures, partnerships and internal expansion that are important for us to remain competitive in our industry. New 360 may have the ability to finance acquisitions with equity in a manner that preserves capital with less dilution of its shareholders’ interests than would occur by issuing pre-distribution Point.360 common stock.

•	The separation of New 360 from Point.360 and the merger of Point.360 into DG will provide investors with two investment options (DG and New 360) that may be more attractive to investors than the investment option of one company and will provide investors with the opportunity to invest in each of the publicly traded companies individually. The Point.360 Board believes that certain investors may want to invest only in companies that are focused on only one industry and that the demand for the publicly traded companies by such investors may increase the demand for each company’s shares relative to the demand for Point.360’s shares. The separation is intended to reduce the complexities surrounding investor understanding and give current investors in Point.360 the ability to choose how to diversify their holdings.

•	The separation will permit the creation of equity securities, including options and restricted stock units, for New 360 with a value that is expected to reflect more closely the efforts and performance of New 360 management. Such equity securities may enable New 360 to provide incentive compensation arrangements for our key employees that are directly related to the market performance of New 360’s common stock, and such equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for New 360 to attract, retain and motivate qualified personnel.
     The Point.360 Board considered a number of potentially negative factors in evaluating the separation of New 360 from Point.360 and the merger of Point.360 into DG, including the decreased capital available for investment, the loss of synergies from operating as one company, potential disruptions to the businesses as a result of the transactions, the potential impact of the separation on the creditworthiness of New 360, risks associated with obtaining new financing, risks of being unable to achieve the benefits expected to be achieved by the separation and the reaction of Point.360 shareholders to the separation, the risk that the transactions might not be completed and the one-time and on-going costs of the transactions. The Point.360 Board concluded that the potential benefits of the transactions outweighed these factors.
     In approving the separation of New 360 from Point.360, the Point.360 Board was aware that: (1) Point.360’s current directors and executive officers will serve as the directors and executive officers of New 360; (2) the Severance Agreements that Messrs. Bagerdjian and Steel have entered into with Point.360 will be assumed by New 360; and (3) Point.360’s directors and executive officers own Point.360 shares and will receive New 360 shares on the same terms as other shareholders. The Board determined that these interests in the separation held by directors and executive officers are not inconsistent with the interests of Point.360’s other shareholders, excluding DG. The Board did not attempt to determine whether the separation is in the best interests of DG, which owns approximately 13.25% of Point.360’s outstanding shares, since DG is represented by its own financial and legal advisors.
     In view of the wide variety of factors considered in connection with the evaluation of the transactions and the complexity of these matters, the Point.360 Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the Point.360 Board likely may have given different weights to different factors.
     The receipt by Point.360’s Board of Directors of the opinion from Marshall & Stevens described below was also an important factor in persuading the members of the Board of Directors to unanimously approve these transactions.
Opinion of Marshall & Stevens
     In connection with the proposed separation of New 360 from Point.360 and the subsequent merger of Point.360 into DG, the Board of Directors of Point.360 retained Marshall & Stevens as it financial advisor. Marshall & Stevens is a nationally-recognized financial advisory firm that is engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions and business and securities valuations for a variety of regulatory and planning purposes.
     On April 13, 2007, Marshall & Stevens delivered an oral opinion to the Point.360 Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by Point.360’s shareholders pursuant to the Merger Agreement and the Contribution Agreement. Marshall & Stevens also has delivered its written opinion to the Point.360 Board of Directors that, as of April 13, 2007, and based upon qualifications, assumptions, limiting conditions and other matters set forth in the written opinion, (1) the receipt by Point.360’s shareholders of shares of New 360 common stock and DG common stock in connection with the transactions contemplated by the Merger Agreement and the Contribution Agreement is fair, from a financial point of view, to Point.360’s shareholders (other than DG), and (2) the fair market value of New 360 is $20,500,000, after giving effect to the transfer by Point.360 of its post-production business to New 360 and the distribution to Point.360’s shareholders of all shares of New 360 which will be consummated pursuant to the Merger Agreement and the Contribution Agreement.
     The full text of Marshall & Stevens’ written opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken is attached as Appendix A to this Information Statement and is incorporated herein by reference. The following summary of the Marshall & Stevens opinion is qualified in its entirety by reference to the full text of the opinion. Point.360 shareholders are urged to carefully read the opinion in its entirety, including the description of assumptions and limiting conditions included therein.
     In reading the description of the Marshall & Stevens fairness opinion set forth below, you should be aware that such fairness opinion (1) was provided to the Point.360 Board of Directors for its benefit in connection with the separation of New 360 from Point.360 and the subsequent merger of Point.360 into DG, (2) does not constitute a recommendation to the Board of Directors in connection with such transactions, (3) does not constitute a recommendation to any shareholders of Point.360 as to tendering their shares in connection with DG’s exchange offer, and (4) does not address the underlying business decision to sign the Merger Agreement and the Contribution Agreement or the relative merits of the agreements.
     Marshall & Stevens evaluated the financial fairness of the consideration to be received by Point.360 shareholders pursuant to the Merger Agreement and the Contribution Agreement, the terms and conditions of which were determined by negotiations between Point.360 and DG. Marshall & Stevens did not recommend the amount of consideration to be paid pursuant to the Merger Agreement. The Point.360 Board of Directors provided specific instructions that Marshall & Stevens was not to review the financial condition of DG or to determine whether the current stock price of DG fully reflected the fair market value of such stock. The Point.360 Board of Directors believed that it would not be cost effective or productive for Marshall & Stevens to review those matters since DG’s common stock is actively and publicly traded on the Nasdaq Global Market, and Marshall & Stevens concurred with the Board’s decision.
     In connection with its opinion, Marshall & Stevens made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Marshall & Stevens met with management of Point.360 and reviewed:
1.	The Merger Agreement and the Contribution Agreement, each dated as of April 16, 2007;

2.	New 360’s business plan for the fiscal year ended December 31 2007;

3.	Form 10-K Annual Reports of Point.360 for the fiscal years ended December 31, 2005 and December 31, 2006;

4.	Unaudited New 360 financial statements for fiscal years ended December 31, 2003, 2004, 2005, and 2006;

5.	Unaudited New 360 financial statements for interim two-month period ended February 28, 2007;

6.	Unaudited New 360 financial statements for the trailing twelve-month period ended February 28, 2007;

7.	Form of Working Capital Reconciliation Agreement to be executed by DG and New 360;

8.	Support Agreement between DG and Haig S. Bagerdjian, dated as of April 16, 2007;

9.	Media Distribution Service Agreement between Point.360 and DG dated as of April 16, 2007;

10.	Form of Noncompetition Agreement to be executed by DG and New 360;

11.	Indemnification and Tax Matters Agreement to be executed by DG and New 360;

12.	Historical market prices and trading volumes associated with Point.360;

13.	Publicly available financial data for certain companies deemed comparable to New 360; and

14.	Various product brochures and other literature relative to New 360.
     In rendering its opinion, Marshall & Stevens did not independently verify the accuracy and completeness of the financial information or other information furnished by Point.360 orally or in writing, or other information obtained from publicly available sources. Marshall & Stevens reviewed the most current and best available estimates and judgments of the management of Point.360 as to New 360’s expected future financial and operating performance and did not undertake any obligation to assess whether such forecasts, estimates or judgments were reasonable or were likely to be accurate, nor did Marshall & Stevens undertake any obligation independently to verify the underlying assumptions made in connection with such forecasts, estimates or judgments. Marshall & Stevens did not make an independent valuation or appraisal of any particular assets or liabilities of New 360. Marshall & Stevens’ opinion is based on business, economic, market and other conditions as they existed as of the date of the opinion. Marshall & Stevens assumed that the factual circumstances, agreements and terms, as they existed at the date of the opinion, will remain substantially unchanged through the time the merger is completed.
     Marshall & Stevens did not (1) opine as to the tax or accounting treatment of the merger or any related matter thereto, (2) assess the impact of compliance with any labor laws, including without limitations, the federal Worker Adjustment and Retraining Notification (WARN) Act, or (3) rely upon any third party appraisals in arriving at its opinion. Additional assumptions and limiting conditions, upon which the opinion is based, include, without limitation, the following:
•	no investigation of legal title was made by Marshall & Stevens, and Marshall & Stevens rendered no opinion as to ownership of New 360 or the underlying assets; however, Marshall & Stevens did assume good title as to New 360’s assets and that the title of such assets was marketable;

•	the dollar amount of any value reported by Marshall & Stevens was based upon the purchasing power of the U.S. dollar as of April 13, 2007, the date of the opinion, and Marshall & Stevens assumes no responsibility for economic or physical factors occurring subsequent to the valuation date which may affect the opinion;

•	information supplied by others that was considered in Marshall & Stevens’ analysis is from sources believed to be reliable, no further responsibility is assumed for its accuracy, and Marshall & Stevens reserves the right to make adjustments to its opinion based upon consideration of additional or more reliable data that may become available subsequent to the issuance of its opinion;

•	Marshall & Stevens assumed there are no hidden or unexpected conditions of the assets of New 360 that would adversely affect its opinion or New 360’s value;

•	neither the analysts involved nor any officer or director of Marshall & Stevens has any financial interest in New 360; and

•	no opinion is intended to be expressed for matters that require legal or specialized expertise, investigation or knowledge beyond that customarily employed by financial analysts.
     The following paragraphs summarize the material analyses performed by Marshall & Stevens in arriving at its opinion and reviewed with the Board of Directors of Point.360 but do not purport to be a complete description of the analyses performed by Marshall & Stevens.
     Marshall & Stevens reviewed Point.360’s background, stock price performance, competitive position, competitive advantages, financial position and operations. Marshall & Stevens also performed a review of Point.360’s industry. Marshall & Stevens evaluated Point.360’s stock value by utilizing the income approach and the public market approach, arriving at a mean value of common equity of $25.8 million, and Marshall & Stevens determined that the fair market value of New 360 is $20,500,000.
     Income Approach
     The income approach is based on the principle of anticipation. The market value of invested capital of a company is equal to the total present value of the perpetual stream of cash flow it is expected to generate. To apply the income approach, Marshall & Stevens projected revenue from the valuation date to the end of the current fiscal year and for a number of years thereafter, subtracting anticipated expenses. Marshall & Stevens then calculated the present value of periodic cash flow using Point.360’s weighted average cost of capital (“WACC”). Using a range of long-term rates of growth (2.0% to 4.0%) and a range of WACC (15.5% to 17.5%), Marshall & Stevens found a range of value based upon the income approach of $21.0 million to $26.2 million.
     Public Market Approach
     The public market approach is based upon the principle of substitution. Marshall & Stevens evaluated the following 16 comparable companies to determine a range of multiples of typical measures of profitability, such as revenue, EBITDA and EBIT with respect to enterprise value and net income and the book value of shareholders’ equity with respect to market capitalization. Using a range of revenue multiples (0.9 to 1.1), a range of EBITDA multiples (7.0 to 9.0), and a range of EBIT multiples (9.0 to 11.0), Marshall & Stevens found a range of value based upon the public market approach of $18.5 million to $37.0 million.
     Marshall & Stevens evaluated the following comparable companies:

DG FastChannel, Inc.	Discovery Holding Co.
DTS Inc.	Liberty Media Capital
Adrenaline Nation Entertainment, Inc.	Broadview Institute, Inc.
CKX Inc.	DIC Entertainment Corporation
Image Entertainment Inc.	DreamWorks Animation SKG Inc.
First Look Studios Inc.	Genius Products, Inc.
Gener8Xion Entertainment Inc.	4 Kids Entertainment Corp.
Lions Gate Entertainment Corp.	TAG Entertainment Corp.

     In summary, using the income approach and the public market approach, Marshall & Stevens generated the following summary of value of Point.360’s common equity:
POINT.360 — ADS
$ in 000s

Purchase Price

Stock *	$34,160

Assumption of Debt	7,000

Assumption of Working Capital	3,000

Total Purchase Price	$44,160

Summary of Value	Low	Mean	High

Income Approach (Rounded)	$21,000	$23,200	$26,200

Market Approach — Guideline Companies (Rounded)	18,500	28,400	37,000

Value of Common Equity (Rounded)	$19,750	$25,800	$31,600

Purchase Price	44,160	44,160	44,160

Purchase Price Premium	123.6%	71.2%	39.7%

*	Based on DGIT Stock Closing Price of $17.08 for April 24, 2007. Subject to change based on closing date of Transaction.
     The preparation of a fairness opinion is a complex process that involves various judgments and determinations as to the most appropriate and relevant methods of financial and valuation analysis and the application of those methods to the particular circumstances. The opinion is, therefore, not necessarily susceptible to partial analysis or summary description. Marshall & Stevens believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all of the analyses and factors, would create a misleading and incomplete view of the processes underlying its opinion. Marshall & Stevens did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Marshall & Stevens did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgments based upon its experience in providing such opinions and on then-existing economic, monetary, financial, capital markets, general business and other conditions as to the significance of each analysis and factor. In performing its analyses, Marshall & Stevens, at Point.360’s direction and with the consent of the Board of Directors, made assumptions with respect to industry performance, general business conditions and other matters, many of which are beyond the control of Point.360, the Board of Directors and Marshall & Stevens. Any assumed estimates implicitly contained in Marshall & Stevens’ opinion or relied upon by Marshall & Stevens in rendering its opinion do not necessarily reflect actual values or predict future results or values. Any estimates relating to the value of the business or securities do not purport to be appraisals or to necessarily reflect the prices at which companies or securities may actually be sold or traded.
     Pursuant to the terms of the engagement letter dated April 2, 2007, Point.360 has agreed to pay Marshall & Stevens a fee for its services in connection with its engagement as financial advisor. No portion of Marshall & Stevens’ fee was contingent upon the consummation of the merger or the conclusions reached by Marshall & Stevens in its written opinion.

Reason for Furnishing this Information Statement
     This Information Statement is being furnished solely to provide information to Point.360 shareholders who are entitled to receive shares of New 360 common stock in the distribution of such shares by Point.360. The Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any New 360, Point.360 or DG common stock or other securities or to tender Point.360 shares in the exchange offer made by DG.
     New 360 believes that the information in this Information Statement is accurate as of the date set forth on the cover page. Changes may occur after that date, and neither New 360 nor Point.360 undertakes any obligation to update such information except in the normal course of its respective public disclosure obligations.
DIVIDEND POLICY
     The declaration and payment of future dividends to holders of our common stock will be at the discretion of New 360’s Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that the Board of Directors deems relevant. We have no plans to pay any dividends.

CAPITALIZATION
     The following table, which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere herein, sets forth New 360’s cash and cash equivalents, secured assets and combined capitalization as of March 31, 2007 on an historical basis and on a pro forma basis after giving effect to the following planned separation transactions:
•	the formation of New 360 and the contribution by Point.360 to New 360 of all the assets and liabilities of Point.360 (including Point.360’s post-production business) other than assets and liabilities relating to the ads business;

•	the planned distribution of New 360 common stock to Point.360 shareholders by Point.360 (assuming a one-to-one distribution ratio);

•	the repayment by Point.360 of $7 million of Point.360 revolving and term debt; and

•	the payment of the estimated amount of $3 million to New 360 from DG to compensate New 360 for working capital to be transferred by Point.360 to DG in the merger of Point.360 into DG.
     The pro forma adjustments are based upon available information and assumptions that we believe are reasonable; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements.

	March 31, 2007
		Separation		Separation
(in thousands)	Historical	Adjustments		Pro Forma
Cash and cash equivalents	$251	$3,000	(b)	$7,251
		4,000	(c)

Due to parent company	$7,424	$(7,000	)(a)	$424

Invested equity	13,298	(13,298	)(d)	—

Common stock	—	13,298	(d)	13,298

Additional paid-in capital	—	7,000	(a)	14,000
		3,000	(b)
		4,000	(c)

Total capitalization	$20,722	$7,000		$27,722

(a)	Represents the payoff of New 360’s portion of up to $7 million of Point.360 revolving and term debt by DG as provided in the Merger Agreement.

(b)	Represents the receipt of the estimated amount of $3 million from DG in payment for Point.360’s working capital (other than New 360’s working capital), based on average working capital account balances to be purchased as of December 31, 2006 and March 31, 2007.

(c)	Represents the cash received and expected to be received from the exercise of Point.360 stock options, which cash will remain with New 360. As of March 31, 2007, there were approximately 2.2 million Point.360 stock options outstanding at an average exercise price of $2.93 per share which, if 100% exercised, would generate approximately $6.4 million of cash proceeds for New 360. The $4 million expected cash to be received reflects the possibility that not all options will be exercised.

(d)	Represents the reclassification of invested equity to additional paid-in capital upon the contribution of Point.360’s post-production net assets to New 360.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
     The following table presents New 360’s selected historical consolidated financial data and operating statistics. The consolidated statement of income data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated condensed financial statements included elsewhere in this information statement. The consolidated statement of income data for each of the years in the three-year period ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this Information Statement. The consolidated statement of income data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from the unaudited consolidated financial statements not included herein. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of New 360 management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.
     The selected historical consolidated financial data and operating statistics presented below should be read in conjunction with our annual consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein. Our annual consolidated financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation and distribution from Point.360. Refer to “Unaudited Pro Forma Combined Consolidated Financial Statements” for a further description of the anticipated changes.

	Year Ended December 31,					Three Months Ended March 31,
(in thousands except per share amounts)	2002	2003	2004	2005	2006	2006	2007
Statement of Income Data
Revenues	$43,183	$37,542	$38,588	$43,059	$43,533	$10,464	$10,307
Cost of Services
Sold	(28,843)	(25,774)	(27,957)	(29,472)	(29,976)	(7,152)	(7.507)

Gross
Profit	14,340	11,768	10,631	13,587	13,557	3,312	2,800

Selling, General and administrative expense	(13,161)	(11,627)	(13,649)	(14,972)	(13,554)	(3,592)	(3,440)

Operating Income (loss)	1,179	141	(3,018)	(1,385)	3	(280)	(640)
Interest expense, net	(1,956)	(1,644)	(654)	(1,280)	(659)	(296)	(121)
Benefit from income tax	323	604	1,489	1,045	342	230	305

Net income (loss)	$(454)	$(899)	$(2,183)	$(1,620)	$(314)	$(346)	$(456)

Pro forma earnings (loss) per share	$(0.05)	$(0.10)	$(0.24)	$(0.17)	$(0.03)	$(0.04)	$(0.04)
Pro forma weighted average common share outstanding	9,013	9,067	9,196	9,347	9,511	9,537	10,600

	Year Ended December 31,						Three Month Ended March 31,
	2002	2003	2004	2005	2006		2006	2007
Other Data
Capital Expenditures	$1,228	$1,981	$4,014	$2,317	$2,064		$278	$342
Selected Balance Sheet Data
Cash and cash equivalents	5,372	8,006	668	595	—		2,726	251
Working capital (deficit)	5,154	4,170	1,565	(234)	1,325		3,088	2,338
Property and equipment, net	17,370	13,431	29,437	26,474	12,850	(2)	14,265	11,974
Total assets	42,609	37,935	49,108	47,229	33,482	(2)	40,593	31,726
Due to parent company	20,162	13,683	17,126	17,416	5,690	(2)	5,690	7,424
Invested Equity(1)	11,801	14,554	17,093	16,309	13,976		15,617	13,298

(1)	Represents Point.360’s invested equity in New 360.

(2)	On March 29, 2006, Point.360 sold and leased back its Media Center facility. Proceeds were used to repay debt. See Notes 4 and 5 of the notes to consolidated financial statements included elsewhere herein.
     In presenting the financial data above in conformity with general accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported. See “Critical Accounting Policies” included elsewhere herein for a detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.
     Between January 1, 2002 and March 31, 2007, Point.360 completed a number of acquisitions, the results of operations and financial position of which have been included from their acquisition dates forward. See Note 3 to our consolidated financial statements for a discussion of the acquisitions for the annual periods ended 2004 and 2005 respectively.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
     The following Unaudited Pro Forma Consolidated Condensed Balance Sheet as of March 31, 2007 and the Unaudited Pro Forma Consolidated Condensed Statement of Income (Loss) for the three months ended March 31, 2007 have been derived from our unaudited consolidated condensed financial statements included elsewhere herein. The Unaudited Pro Forma Consolidated Condensed Statement of Income (Loss) for the year ended December 31, 2006 has been derived from our consolidated financial statements included elsewhere herein.
     The following Unaudited Pro Forma Consolidated Financial Statements have been adjusted to give effect to the following separation transactions:
•	the formation of New 360 and the contribution by Point.360 to New 360 of all the assets and liabilities of Point.360 (including Point.360’s post-production business) other than assets and liabilities relating to the ads business;

•	the planned distribution of New 360 common stock to Point.360 shareholders by Point.360 (assuming a one-to-one distribution ratio);

•	the repayment by Point.360 of $7 million of Point.360 revolving and term debt; and

•	the payment of the estimated amount of $3 million to New 360 from DG to compensate New 360 for working capital to be transferred by Point.360 to DG in the merger of Point.360 into DG.
     The section entitled “The Separation,” included elsewhere herein, provides a more detailed description of the separation of New 360 from Point.360.
     The Unaudited Pro Forma Combined Consolidated Balance Sheet assumes that the distribution and related transactions occurred on March 31, 2007 and the Unaudited Pro Forma Consolidated Statement of Income assumes that the distribution and related transactions occurred on January 1, 2006 and January 1, 2007 for the pro forma statements of income (loss) presented for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.
     New 360 management believes that the assumptions used to derive the Unaudited Pro Forma Consolidated Financial Statements are reasonable given the information available; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements. The Unaudited Pro Forma Consolidated Financial Statements have been provided for informational purposes only and are not necessarily indicative of the financial condition or results of future operations or the actual financial condition or results that would have been achieved had the transactions occurred on the dates indicated. These Unaudited Pro Forma Consolidated Financial Statements (together with the footnotes thereto) should be read in conjunction with the information provided under the sections entitled “Business,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Information Statement and our audited and interim historical consolidated financial statements and accompanying notes thereto, also included elsewhere herein.

NEW 360
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
AS OF MARCH 31, 2007
(in thousands)

	Historical	Separation
	as Reported	Adjustment		Proforma
Assets

Current assets:
Cash and cash equivalents	$251	$3,000	(b)	$7,251

		4,000	(c)
Accounts receivable, net of allowances for doubtful accounts of $494,000	7,659			7,659
Inventories, net	534			534
Prepaid expenses and other current assets	646			646
Deferred Income taxes	439			439

Total current assets	9,529	7,000		16,529

Property and equipment, net	11,974			11,974
Other assets, net	339			339
Goodwill	9,884			9,884

Total assets	$31,726	$7,000		$38,726

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,506			$2,506
Accrued wages and benefits	1,331			1,331
Other accrued expenses	363			363
Income tax payable	29			29
Due to parent company	2,784	(2,360	)(a)	424
Current portion of deferred gain on sale of real estate	178			178

Total current liabilities	7,191	(2,360)		4,831

Deferred income taxes	4,279			4,279
Due to parent company, less current portion	4,640	(4,640	)(a)	—
Deferred gain on sale of real estate, less current portion	2,318			2,318

Total long-term liabilities	11,237	(4,640)		6,597

Total liabilities	18,428	(7,000)		11,428

Shareholders equity:
Invested equity	13,298	(13,298	)(d)	—
Common stock	—	13,298	(d)	13,298
Additional paid-in capital	—	7,000	(a)
		3,000	(b)
		4,000	(c)	14,000

Total shareholders equity	13,298	14,000		27,298

Total liabilities and invested equity	$31,726	$7,000		$38,726

NEW 360
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
AS OF MARCH 31, 2007
Separation Adjustments
(a)	Represents the pay off of New 360’s portion of up to $7 million of Point.360 revolving and term debt by DG as provided in the Merger Agreement.
(b)	Represents the receipt of the estimated amount of $3 million from DG in payment for Point.360’s working capital (other than New 360’s working capital), based on average working capital account balances to be purchased as of December 31, 2006 and March 31,2007.
(c)	Represents the cash received and expected to be received from the exercise of Point.360 stock options, which cash will remain with New 360. As of March 31, 2007, there were 2.2 million Point.360 stock options outstanding at an average exercise price of $2.93 per share which, if 100% exercised, would generate approximately $6.4 million of cash proceeds for New 360. The $4 million expected cash to be received reflects the possibility that not all options will be exercised.
(d)	Represents the reclassification of invested equity to additional paid-in capital upon the contribution of Point.360’s post-production net assets to New 360.

NEW 360
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2006 AND THE THREE MONTHS
ENDED MARCH 31, 2007
(in thousands, except per share data)

	Year Ended December 31, 2006				Three Months Ended March 31, 2007
		Separation				Separation
	Historical	Adjustments		Pro forma	Historical	Adjustments		Pro Forma
Revenues	$43,533			$43,533	$10,307			$10,307
Cost of services sold	(29,976)			(29,976)	(7,507)			(7,507)

Gross profit	13,557			13,557	2,800			2,800
Selling, general and administrative expense	(10,108)			(10,108)	(2,647)			(2,647)
Allocation of Point.360 corporate expenses	(3,446)			(3,446)	(793)			(793)

Operating income (loss)	3			3	(640)			(640)
Interest expense (net)	(659)	659	(a)	—	(121)	121	(a)	—

Income (loss) before income taxes	(656)	659		3	(761)	121		(640)
(Provision for ) benefit from income taxes (c)	342	(342	)(b)	—	305	(63	) (b)	242

Net income (loss)	$(314)	$317		$3	$(456)	$58		$(398)

Pro forma basic and diluted earnings (loss) per share	$(0.03)	$(0.03)		$—	$(0.04)	$0.0		$(0.04)
Pro forma average number of shares(d)	10,600,000	10,600,000		10,600,000	10,600,000	10,600,000		10,600,000

NEW 360
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(LOSS) FOR THE YEAR ENDED DECEMBER 31, 2006 AND THE THREE MONTHS
ENDED MARCH 31, 2007
Separation Adjustments
(a)	Represents the reduction in interest expenses associated with the pay off of $7 million of revolving and term debt to DG.
(b)	Represents adjustment to income taxes related to the reduction in interest expense in (a) above.
(c)	The (provision for) benefit from income taxes has been determined as if New 360 filed income tax returns on a stand-alone basis.
(d)	The pro forma weighted number of outstanding shares represents the number of New 360 shares expected to be outstanding upon consummation of the separation. The number of shares was determined by adding shares expected to be issued upon exercise of Point.360 stock options to shares outstanding on December 31, 2006 and March 31, 2007, less shares owned by DG FastChannel.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion should be read in conjunction with New360’s consolidated financial statements and accompanying notes thereto included elsewhere herein. Unless otherwise noted, all dollar amounts relating to our results of operations are presented before taxes.
     Except as otherwise indicated or unless the context otherwise requires, the following discussion assumes the completion of all the transactions referred to in this Information Statement in connection with the separation of New 360 from Point.360 and the distribution of New 360 shares to Point.360’s shareholders.
Overview
     New 360 is one of the largest providers of video and film asset management services to owners, producers and distributors of entertainment content. We provide the services necessary to edit, master, reformat and archive our clients’ film and video content, including television programming, feature films and movie trailers using electronic and physical means. Clients include major motion picture studios and independent producers.
     We operate in a highly competitive environment in which customers desire a broad range of service at a reasonable price. There are many competitors offering some or all of the services provided by us. Additionally, some of our customers are large studios, which also have in-house capabilities that may influence the amount of work outsourced to companies like New 360. We attract and retain customers by maintaining a high service level at reasonable prices.
     New 360 has an opportunity to expand our business by establishing closer relationships with our customers through excellent service at a competitive price and expanding our service offering. Our success is also dependent on attracting and maintaining employees capable of maintaining such relationships. Also, growth can be achieved by acquiring similar businesses (for example, the acquisition of IVC in July 2004) that can increase revenues by adding new customers, or expanding services provided to existing customers.
     Our business generally involves the immediate servicing needs of our customers. Most orders are fulfilled within several days, with occasional larger orders spanning weeks or months. At any particular time, we have little firm backlog.
     We believe that our interconnected facilities provide the ability to better service customers than single-location competitors. We will look to expand both our service offering and geographical presence through acquisition of other businesses or opening additional facilities.
     The following table set forth the amount and percentage relationship to revenues of certain items included within New 360’s consolidated statement of income (loss) for the three month periods ended March 31, 2006 and 2007. The commentary below is based on these financial statements (in thousands).

	Three Months Ended March 31,
	2006		2007
		Percent of		Percent of
	Amount	Revenues	Amount	Revenues
(dollars in thousands)
Revenues	$10,464	100.00	$10,307	100.00
Costs of services sold	(7,152)	(68.3)	(7,507)	(72.8)

Gross profit	3,312	31.7	2,800	27.2
Selling, general and administrative expense	(2,754)	(26.3)	(2,647)	(25.7)
Allocation of Point.360 corporate expenses	(838)	(8.0)	(793)	(7.7)

Operating income (loss)	(280)	(2.7)	(640)	(6.2)
Interest expense, net	(296)	(2.8)	(121)	(1.1)
Benefit from income taxes	230	2.2	305	3.0

Net income (loss)	$(346)	(3.3)	$(456)	(4.4)

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006
     Revenues. Revenues were $10.3 million for the quarter ended March 31, 2007, compared to $10.5 million for the quarter ended March 31, 2006. There were no significant trends affecting 2006 sales when compared to 2005. We expect revenues to increase in the future as we continue to invest in high definition capabilities where demand is expected to grow. We believe our high definition service platform will attract additional business in the future.
     Gross Profit. In 2007, gross margin was 27.2% of sales, compared to 31.7% for the same quarter last year. The sale/leaseback of our Media Center facility penalized gross margin by 1% of sales (i.e., lease costs increased $0.2 million in the 2007 period net of depreciation associated with the previously-owned facility). The impact of the sale/leaseback will be continuing. The remaining decrease in gross profit percentage is due to higher wages and benefits. We expect gross margins to fluctuate in the future as the sales mix changes.
     Selling, General and Administrative Expense. SG&A expense was $2.6 million (26% of sales) in the quarter first quarter of 2007 as compared to $2.8 million (26% of sales) in 2006. The reduction of $0.2 million was due principally to lower wages and benefits.
     Allocation of Point.360 Corporate Expenses. Corporate expense allocation in 2007 was $0.8 million, or 7.7% of sales, compared to $0.8 million, or 8.0% of sales in 2006.
     Operating Income (Loss). Operating loss was $0.6 million in 2007 compared to a loss of $0.3 million in 2006.
     Interest Expense. Interest expense for 2007 was $0.1 million, a decrease of $0.2 million from 2006. The decrease was due to lower debt levels resulting from the sale/leaseback transaction offset partially by higher rates on remaining variable interest debt.
     Net Loss. Net loss for 2007 was $0.5 million compared to $0.3 million in 2006.
     The following table sets forth the amount and percentage relationship to revenues of certain items included within New 360’s consolidated statement of income (loss) for the years ended December 31, 2006, 2005 and 2004. The commentary below is based on these financial statements (in thousands).

	Year Ended December 31
	2004		2005		2006
		Percent of		Percent of		Percent of
	Amount	Revenues	Amount	Revenues	Amount	Revenues
(dollars in thousands)
Revenues	$38,588	100.00	$43,059	100.00	$43,533	100.00
Costs of services sold	(27,956)	(72.4)	(29,472)	(68.4)	(29,976)	(68.9)

Gross profit	10,631	27.6	13,587	31.6	13,557	31.1
Selling, general and administrative expense	(9,511)	(24.6)	(11,201)	(26.0)	(10,108)	(23.2)
Allocation of Point.360 corporate expenses	(4,138)	(10.7)	(3,771)	(8.8)	(3,446)	(7.9)

Operating income (loss)	(3,018)	(7.8)	(1,385)	(3.2)	3	—
Interest expense, net	(654)	(1.7)	(1,280)	(3.0)	(656)	(1.5)
Benefit from income taxes	1,489	3.9	1,045	2.4	342	0.7

Net income (loss)	$(2,183)	(5.7)	$(1,620)	(3.8)	$(314)	(0.1)

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Revenues. Revenues were $43.5 million for the year ended December 31, 2006, compared to $43.1 million for the year ended December 31, 2005. There were no significant trends affecting 2006 sales when compared to 2005. We expect revenues to increase in the future as we continue to invest in high definition capabilities where demand is expected to grow. We believe our high definition service platform will attract additional business in the future.

     Gross Profit. In 2006, gross margin was 31.1% of sales, compared to 31.6% for last year. The sale/leaseback of our Media Center facility penalized gross margin by 1% of sales (i.e., lease costs increased $0.6 million in the 2006 period net of depreciation associated with the previously-owned facility). The impact of the sale/leaseback will be continuing. The remaining increase in gross profit percentage is due to lower wages and benefits. We expect gross margins to fluctuate in the future as the sales mix changes.
     Selling, General and Administrative Expense. SG&A expense was $10.1 million (23% of sales) in 2006 as compared to $11.2 million (26% of sales) in 2005. The reduction of $1.1 million was due principally to lower wages and benefits.
     Allocation of Point. 360 Corporate Expenses. Corporate expense allocation in 2006 was $3.4 million, or 7.9% of sales, compared to $3.8 million, or 8.8% of sales in 2005. The decline is due principally to lower Point.360 administrative personnel costs.
     Operating Income (Loss) Operating income was $3,000 in 2006, compared to a loss of $1.4 million in 2005.
     Interest Expense. Interest expense for 2006 was $0.7 million, a decrease of $0.6 million from 2005. The decrease was due to lower debt levels resulting from the sale/leaseback transaction offset partially by higher rates on remaining variable interest debt.
     Net Loss. Net loss for 2006 was $0.3 million compared to $1.6 million in 2005.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     Revenues. Revenues increased $4.5 million to $43.1 million for the year ended December 31, 2005, compared to $38.6 million in 2004. A $5.8 million increase was due to the inclusion of IVC for the entire fiscal year as opposed to six months in 2004 (IVC was acquired on July 1, 2004). Without IVC sales for the first six months of 2005, twelve month 2005 sales declined $1.3 million to $37.3 million as compared to 2004. The decline was due principally to price compression.
     Gross Profit. In 2005, gross profit increased by 4.0% of sales. Gross profit on sales was 31.6% in 2005 compared to 27.6% in 2004, the increase being due principally to lower wages and benefits and facility costs.
     Selling, General And Administrative Expense. SG&A expense increased $1.7 million, or 18%, to $11.2 million in 2005, compared to $9.5 million in 2004 due principally to higher sales personnel costs. As a percentage of revenues, SG&A was 26.0% for 2005 and 24.6% in 2004.
     Allocation of Point. 360 Corporate Expense. Corporate expense allocation in 2005 was $3.8 million or 8.8% of sales compared to $4.1 million or 10.7% of sales in 2004. The decline was due principally to Point.360’s 2004 write off of $1.1 million of deferred acquisition and financing and settlement costs related to the termination of a potential acquisition, a portion of which was allocated to New 360.
     Operating Loss. Operating loss decreased $1.6 million to $1.4 million, compared to $3.0 million in 2004.
     Interest Expense. Interest expense for 2005 was $1.5 million compared to $0.7 million in 2004. The increase in 2005 was due principally to increasing interest rates Point.360’s variable rate debt and increased outstanding borrowings and a mortgage for all of 2005 due to the purchase of IVC in July 2004 and our Media Center land and building in August 2004, respectively.
     Income Taxes. The effective tax rate was 39% for 2005 and 41% for 2004. The change in effective tax rate is the result of our periodic assessment of the relationship of book/tax timing differences to total expected annual pre-tax results and the elimination of goodwill expense for financial statement purposes. The effective tax rate percentage changes from period to period depending on the difference in the timing of the recognition of revenues and expenses for book and tax purposes.

     Net Loss. The net loss for 2005 was $1.6 million, a decrease of $0.6 million compared to a loss of $2.2 million for 2004.
Liquidity and Capital Resources
     This discussion should be read in conjunction with the notes to the financial statements and the corresponding information more fully described elsewhere in this Information Statement.
     On December 30, 2005, Point.360 entered into a new $10 million term loan agreement. The term loan provides for interest at LIBOR (5.37% at December 31, 2006) plus 3.15%, or 8.52% at December 31, 2006, and is secured by Point.360’s equipment. The term loan was to be repaid in 60 equal principal payments plus interest. Proceeds of the loan were used to pay off Point.360’s previously existing term loan.
     In March 2006, Point.360 entered into a new credit agreement which provides up to $10 million of revolving credit based on 80% of acceptable accounts receivables, as defined. The two-year agreement provides for interest of LIBOR plus 1.85% for the first six months of the agreement, and thereafter either (1) prime (8.25% at December 31, 2006) minus 0% — 1.00% or (2) LIBOR plus 1.50% - 2.50% depending on the level of the Point.360’s ratio of outstanding debt to fixed charges (as defined), or 7.25% or 7.07%, respectively, at December 31, 2006. The facility is secured by all of Point.360’s assets, except for equipment securing a new term loan as described above.
     In March 2006, Point.360 entered into a sale and leaseback transaction with respect to its Media Center vaulting real estate. The real estate was sold for $13,946,000 resulting in a $1.2 million after-tax gain. Additionally, Point.360 received $500,000 from the purchaser for improvements. In accordance with Statement of Financial Accounting Standards No.28. “Accounting for Sales with Leasebacks” (“SFAS 28”), the gain and the improvement allowance will be amortized over the initial 15-year lease term as reduced rent. Net proceeds at the closing of the sale and the improvement advance (approximately $13.9 million) were used to pay off the mortgage and other outstanding debt. In accordance with our agreement with the revolving credit lender, Point.360 prepaid $4 million of the term loan. As a result of the prepayment, monthly principal payments on the term loan were reduced by approximately $70,000 per month ($840,000 per year).
     On March 30, 2007, Point.360 entered into an additional $2.5 million term loan agreement. The loan provides for interest at 8.35% per annum and is secured by Point.360’s equipment. The loan will be repaid in 45 equal monthly installments of principal and interest.
     The following table summarizes the March 31, 2007 status of Point.360’s revolving line of credit and term loans:

Revolving credit	$1,893,000
Current portion of term loan	1,798,000
Long-term portion of term loan	5,092,000

TOTAL	$8,783,000

     Monthly and annual principal and interest payments due under the term debt are approximately $94,000 and $1.1 million, respectively, assuming no change in interest rates, down from $260,000 and $3,100,000, respectively, from the term loan in existence in 2005. Simultaneously, monthly and annual cash lease costs have increased by $93,000 and $1,111,000, respectively.
     On a pro forma basis, $7 million of the above debt will be paid by DG pursuant to the Merger Agreement, and DG will pay New 360 approximately $3 million in cash for working capital remaining with Point.360 after the separation of New 360 from Point.360. As of the separation date, New 360 will have no outstanding debt.
     Cash generated by operating activities is directly dependent upon sales levels and gross margins achieved. We generally receive payments from customers in 50-90 days after services are performed. The larger payroll component of cost of sales must be paid currently and within 30 days, respectively. Payment terms of other liabilities vary by vendor and type. Income taxes must be paid quarterly. Fluctuations in sales levels will generally affect cash flow negatively or positively in early periods of growth or contraction, respectively, because of operating cash receipt/payment timing. Other investing and financing cash flows also affect cash availability.
     The bank revolving credit agreement requires Point.360 to maintain a minimum “quick ratio” and a minimum “fixed charge coverage ratio.” Point.360’s quick ratio (current assets less current liabilities) was 1.28 as of March 31, 2007 as compared to a minimum requirement of 0.80. Point.360’s fixed charge coverage ratio compares, on a rolling twelve-month basis, EBITDA plus rent expense and non-cash charges less income tax payments, to interest expense plus rent expense, the current portion of long term debt and maintenance capital expenditures. As of December 31, 2006, the fixed charge coverage ratio was 1.41 as compared to a minimum requirement of 1.10. If we fail to meet minimum covenant levels, amounts outstanding under the credit agreement and, by cross default provisions, the term loan will become due and payable.
     We expect that New 360 will finalize a new revolving loan arrangement by the date of its separation from Point.360, which will provide for credit of approximately $6 to $8 million. This, plus the availability of bank or institutional credit from new sources and cash generated from operations, should be sufficient to fund New 360’s debt service, operating needs and approximately $2.0 million of capital expenditures for the next twelve months.
     Point.360’s acquisition of Eden FX was completed in March 2007 for $2.2 million in cash. The Eden FX purchase agreement also requires payments of $0.7 million, $0.9 million and $1.2 million in 2007, 2008 and 2009, respectively, if certain target earnings levels (as defined) are met. Eden FX will be transferred to New 360 pursuant to the Contribution Agreement.
     The following table summarizes New 360’s pro forma contractual obligations as of March 31, 2007 due in the future:

	Payment due by Period
		Less than 1	Years	Years
Contractual Obligations	Total	Year	2 and 3	4 and 5	Thereafter
Long Term Debt Obligations	$6,296,000	$1,766,000	$2,822,000	$1,707,000	$—
Capital Lease Obligations	48,000	48,000	—	—	—
Operating Lease Obligations	25,691,000	3,853,000	5,964,000	4,504,000	11,371,000

Total	$32,035,000	$5,667,000	$8,786,000	$6,211,000	$11,371,000

     During the past twelve months, New 360 has generated sufficient cash to meet operating, capital expenditure and debt service needs and obligations, as well as to provide sufficient cash reserves to address contingencies. When preparing estimates of future cash flows, we consider historical performance, technological changes, market factors, industry trends and other criteria. In our opinion, New 360 will continue to be able to fund its needs for the foreseeable future.
     We will continue to consider the acquisition of businesses complementary to our current operations. Consummation of any such acquisition or other expansion of the business conducted by New 360 may be subject to our securing additional financing, perhaps at a cost higher than our existing term loans. Future earnings and cash flow may be negatively impacted to the extent that any acquired entities do not generate sufficient earnings and cash flow to offset the increased financing costs.
Critical Accounting Policies and Estimates
     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to allowance for doubtful accounts, valuation of long-lived assets, and accounting for income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.
     Critical accounting policies are those that are important to the portrayal of our financial condition and results, and which require management to make difficult, subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. We have made critical estimates in the following areas:
     Revenues. We perform a multitude of services for our clients, including film-to-tape transfer, video and audio editing, standards conversions, adding effects, duplication, distribution, etc. A customer orders one or more of these services with respect to an element (movie trailer, electronic press kit, etc.) The sum total of services performed on a particular element (a “package”) becomes the deliverable (i.e., the customer will pay for the services ordered in total when the entire job is completed). Occasionally, a major studio will request that package services be performed on multiple elements. Each element creates a separate revenue stream which is recognized only when all requested services have been performed on that element.
     Allowance for doubtful accounts. We are required to make judgments, based on historical experience and future expectations, as to the collectibility of accounts receivable. The allowances for doubtful accounts and sales returns represent allowances for customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable value. New 360 records these allowances as a charge to selling, general and administrative expenses based on estimates related to the following factors: (1) customer specific allowance; (2) amounts based upon an aging schedule and (3) an estimated amount, based on our historical experience, for issues not yet identified.
     Valuation of long-lived and intangible assets. Long-lived assets, consisting primarily of property, plant and equipment and intangibles (consisting only of goodwill), comprise a significant portion of New 360’s total assets. Long-lived assets, including goodwill are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may be recoverable. Prior to the separation of New 360 from Point.360, Point.360 was treated as a single business for purposes of evaluating goodwill due to common customers, vendors, services and interconnectivity of its twelve facilities. Recorded goodwill was the result of numerous previous acquisitions being merged together under common management. As a result of the separation of New 360, Point.360 allocated goodwill to New 360 and the remainder of Point.360 based on an independent appraisal of the value of New 360 and the market value of consideration to be paid by DG for the advertising distribution business.
     Factors we consider important which could trigger an impairment review include the following: · Significant underperformance relative to expected historical or projected future operating results;
•	Significant changes in the manner of our use of the acquired assets or the strategy of our overall business;

•	Significant negative industry or economic trends;

•	Significant decline in our stock price for a sustained period; and

•	Our market capitalization relative to net book value.
     When we determine that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on comparing the carrying amount of the asset to its fair value in a current transaction between willing parties or, in the absence of such measurement, on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Any amount of impairment so determined would be written off as a charge to the income statement, together with an equal reduction of the related asset. Net intangible assets, long-lived assets and goodwill amounted to approximately $22.1 million as of December 31, 2006.

     In 2002, Statement of Financial Accounting Standards No.142, “Goodwill and Other Intangible Assets” (“SFAS 142”) became effective and, as a result, we ceased to amortize goodwill in 2002 and conducted an annual impairment review thereafter. In the 2006 test performed as of December 31, 2006, fair value was determined using independent appraisals and other valuation techniques depending on the nature of the assets. If future appraisals or future performances are affected by the factors cited above, resulting potential impairment could adversely affect the reported goodwill asset value and earnings.
     Accounting for income taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.
     Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The net deferred tax liability as of December 31, 2006 was $3.8 million. New 360 did not record a valuation allowance against its deferred tax assets as of December 31, 2006.
Recent Accounting Pronouncements
     In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), which amends SFAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“SFAS 140”). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that it is derivative instrument. New 360 is currently evaluating the impact this new Standard, but believes that it will not have a material impact on our financial position, results of operations or cash flows.
     In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140”. The provisions of SFAS 156 are effective for fiscal years beginning after September 15, 2006. This statement was issued to simplify the accounting for servicing rights and to reduce the volatility that results from using different measurement attributes. We are currently assessing the impact that the adoption of SFAS 156 will have on our results of operations and financial position.
     In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. This statement is effective for fiscal years beginning after December 15, 2006. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to retained earnings. We will adopt FIN 48 in the first quarter of 2007, and have determined that FIN 48 will not impact our consolidated financial position and results of operations.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. New 360 is required to adopt the provision of SFAS 157, as applicable, beginning in fiscal year 2008. We do not believe the adoption of SFAS 157 will have a material impact on New 360’s financial position or results of operations.

     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities- Including an Amendment of FASB Statement No. 115” (“SFAS 159”), which expands the use of fair value. Under SFAS 159 a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and other eligible financial instruments. SFAS 159 is effective for years beginning after November 15, 2007. We do not believe that SFAS 159 will have a material impact on our financial position, results of operations or cash flows.
Quantitative and Qualitative Disclosures About Market Risk
     Point.360 had borrowings of $8.8 million at March 31, 2007 under term loan and revolving credit agreements. All debt was subject to a variable interest rate. The weighted average interest rate paid during the first quarter of 2007 was 8.1%. For variable rate debt outstanding at March 31, 2007, a .25% increase in interest rates will increase annual interest expense by approximately $19,000. Amounts outstanding under the revolving credit facility provided for interest at the banks’ prime rate minus 0%-1.00% assuming the same amount of outstanding debt or LIBOR plus 1.5% to 2.5% and LIBOR plus 3.15% for the term loan. Upon the separation of New 360 from Point.360, New 360 expects to obtain a revolving credit facility similar to that in place at Point.360 prior to the separation. Accordingly, our market risk exposure with respect to financial instruments will be to changes in prime or LIBOR rates.

BUSINESS
     Except as otherwise indicated or unless the context otherwise requires, the following discussion assumes the completion of all the transactions referred to in this Information Statement in connection with the separation of New 360 from Point.360 and the distribution of New 360 shares to Point.360’s shareholders.
     New 360 is a leading integrated media management services company providing film, video and audio post-production, archival, duplication, computer graphics and distribution services to motion picture studios, television networks, independent production companies and multinational companies. New 360 provides the services necessary to edit, master, reformat and archive its clients’ audio and video content, including television programming, feature films, and movie trailers.
     We seek to capitalize on growth in demand for the services related to the manipulation and distribution of rich media content without assuming the production or ownership risk of any specific television program, feature film, advertising or other form of content. The primary users of our services are entertainment studios that generally choose to outsource such services due to the sporadic demand and the fixed costs of maintaining a high-volume physical plant.
     Since January 1, 1997, Point.360 successfully completed acquisitions of companies providing similar services. New 360 will continue to evaluate acquisition opportunities to enhance our operations and profitability. In 2004, Point.360 acquired International Video Conversions, Inc. (“IVC”), a leading digital intermediate and digital mastering facility. In 2005, Point.360 acquired Visual Sound, a provider of captioning services. In 2007, Point.360 purchased the business of Eden FX, a producer of sophisticated computer graphics for feature films, television programming and commercials. As a result of these acquisitions, which will be transferred by Point.360 to New 360 as part of the separation transaction, New 360 is one of the largest and most diversified providers of technical and distribution services in our markets, and therefore is able to offer its customers a single source for such services at prices that reflect New 360’s scale economies.
     We derive revenues primarily from the entertainment industry, consisting of major and independent motion picture and television studios, cable television program suppliers and television program syndicators. We also service national television networks, local television stations, corporate or instructional video providers, infomercial advertisers and educational institutions.
Markets
     New 360 derives revenues primarily from the entertainment industry, consisting of major and independent motion picture and television studios, cable television program suppliers and television program syndicators. On a more limited basis, we also service national television networks, local television stations, corporate or instructional video providers, infomercial advertisers and educational institutions.
     The entertainment industry creates motion pictures, television programming, and interactive multimedia content for distribution through theatrical exhibition, home video, pay and basic cable television, direct-to-home, private cable, broadcast television, on-line services and video games. Content is released into a “first-run” distribution channel, and later into one or more additional channels or media. In addition to newly produced content, film and television libraries may be released repeatedly into distribution. Entertainment content produced in the United States is exported and is in increasingly high demand internationally. We believe that several trends in the entertainment industry have and will continue to have a positive impact on our business. These trends include growth in worldwide demand for original entertainment content, the development of new markets for existing content libraries, increased demand for innovation and creative quality in domestic and foreign markets, and wider application of digital technologies for content manipulation and distribution, including the emergence of new distribution channels.
Value-Added Services
     New 360 maintains video and audio post-production and editing facilities as components of its full service, value-added approach to its customers. The following summarizes the value-added post-production services that we provide to our customers:

     Film-To-Digital Transfer. Substantially all film content ultimately is distributed to the home video, broadcast, cable or pay-per-view television markets, requiring that film images be transferred electronically to a digital video format. Each frame must be color corrected and adapted to the size and aspect ratio of a television screen in order to ensure the highest level of conformity to the original film version. We transfer film to digital formats using Spirit, URSA and Cintel MK-3 telecine equipment and DaVinci® digital color correction systems. The re-mastering of studio film and television libraries to the HDTV broadcast standard has become a growing portion of our film transfer business, as well as affiliated services such as foreign language mastering, duplication and distribution.
     Video Editing. We provide digital editing services in Hollywood, Burbank and West Los Angeles, California. The editing suites are equipped with (1) state-of-the-art digital editing equipment, including the Avid® 9000, that provides precise and repeatable electronic transfer of video and/or audio information from one or more sources to a new master video and (2) large production switchers to effect complex transitions from source to source while simultaneously inserting titles and/or digital effects over background video. Video is edited into completed programs such as television shows, infomercials, commercials, movie trailers, electronic press kits, specials, and corporate and educational presentations.
     Standards Conversion. Throughout the world there are several different broadcasting “standards” in use. To permit a program recorded in one standard to be broadcast in another, it is necessary for the recorded program to be converted to the applicable standard. This process involves changing the number of video lines per frame, the number of frames per second, and the color system. We are able to convert video between all international formats, including NTSC, PAL and SECAM. Our competitive advantages in this service line include our state-of-the-art systems and our detailed knowledge of the international markets with respect to quality-control requirements and technical specifications.
     Broadcast Encoding. We provide encoding services for tracking broadcast airplay of spots or television programming. Using a process called VEIL encoding; a code is placed within the video portion of an advertisement or an electronic press kit. Such codes can be monitored from standard television broadcasts to determine which advertisements or portions of electronic press kits are shown on or during specific television programs, providing customers direct feedback on allotted airtime. We provide VEIL encoding services for a number of its motion picture studio clients to enable them to customize their promotional material. We also provide ICE encoding services which enable it to place codes within the audio portion of a video, thereby enhancing the overall quality of the encoded video.
     Audio Post-Production. We digitally edit and create sound effects, assist in replacing dialog and re-record audio elements for integration with film and video elements. We design sound effects to give life to the visual images with a library of sound effects. Dialog replacement is sometimes required to improve quality, replace lost dialog or eliminate extraneous noise from the original recording. Re-recording combines sound effects, dialog, music and laughter or applause to complete the final product. In addition, the re-recording process allows the enhancement of the listening experience by adding specialized sound treatments, such as stereo, Dolby Digital®, SDDS®, THX® and Surround Sound®.
     Audio Layback. Audio layback is the process of creating duplicate videotape masters with sound tracks that are different from the original recorded master sound track. Content owners selling their assets in foreign markets require the replacement of dialog with voices speaking local languages. In some cases, all of the audio elements, including dialog, sound effects, music and laughs, must be recreated, remixed and synchronized with the original videotape. Audio sources are premixed foreign language tracks or tracks that contain music and effects only. The latter is used to make a final videotape product that will be sent to a foreign country to permit addition of a foreign dialogue track to the existing music and effects track.
     Visual Effects. We provide visual effects for feature films, television programs and commercial advertising content. Content creation across all media is in continual need of highly realistic, imaginative and intriguing visual effects. Due to the lower costs of digital content as compared to the cost of live production, more heightened ‘realism’ has been made possible by today’s highly skilled artists using sophisticated software. This offers producers of films, TV programs and commercials more production flexibility and time savings.
     Foreign Language Mastering. Programming designed for distribution in markets other than those for which it was originally produced is prepared for export through language translation and either subtitling or voice dubbing. We provide dubbed language versioning with an audio layback and conform service that supports various audio and videotape formats to create an international language-specific master videotape. We also create music and effects tracks from programming shot before an audience to prepare television sitcoms for dialog recording and international distribution.
     Syndication. We offer a broad range of technical services to domestic and international programmers. We service the basic and premium cable, broadcast syndication and direct-to-home market segments by providing the facilities and services necessary to assemble and distribute programming via satellite to viewers in the United States, Canada and Europe. We provide facilities and services for the delivery of syndicated television programming in the United States and Canada. Our customer base consists of the major studios and independent distributors offering network programming, world-wide independent content owners offering niche market programming, and pay-per-view services marketing movies and special events to the cable industry and direct-to-home viewers.
     Archival Services. We currently store approximately one million videotape and film elements in a protected environment. The storage and handling of videotape and film elements require specialized security and environmental control procedures. We perform secure management archival services in all of our operating facilities as well as our state-of-the-art Media Center in Los Angeles. We offer on-line access to archival information for advertising clients, and may offer this service to other clients in the future.
New Markets
     We believe that the development of value-added services will provide us with the opportunity to enter or increase our presence in several new or expanding markets.
     International. New 360 currently provides electronic and physical duplication and distribution services for rich media content providers. Furthermore, we believe that available electronic distribution methods will facilitate further expansion into the international distribution arena as such technologies become standardized and cost-effective. In addition, we believe that the growth in the distribution of domestic content into international markets will create increased demand for value-added services currently provided by us such as standards conversion and audio and digital mastering.
     High Definition Television (“HDTV”). We are capitalizing on opportunities created by emerging industry trends such as the emergence of digital television and its more advanced variant, high-definition television. HDTV has quickly become the mastering standard for domestic content providers. We believe that the aggressive timetable associated with such conversion, which has resulted both from mandates by the Federal Communications Commission for digital television and high-definition television as well as competitive forces in the marketplace, is likely to accelerate the rate of increase in the demand for these services. We maintain a state-of-the-art HDTV capability.
     DVD Authoring. We believe that there are significant opportunities in the DVD authoring market. With the increasing rate of conversion of existing analog libraries, as well as new content being mastered to digital formats, we believe that New 360 has positioned itself well to provide value-added services to new and existing clients. We have made capital investments to expand and upgrade our current DVD and digital compression operations in anticipation of the increasing demand for DVD and video encoding services.
Sales and Marketing
     We market our services through a combination of industry referrals, formal advertising, trade show participation, special client events, and our Internet website. While we rely primarily on our reputation and business contacts within the industry for the marketing of our services, we also maintain a direct sales force to communicate the capabilities and competitive advantages of our services to potential new customers. In addition, our sales force solicits corporate advertisers who may be in a position to influence agencies in directing deliveries through New 360. Our marketing programs are directed toward communicating our unique capabilities and establishing us as the predominant value-added distribution network for the motion picture and advertising industries.

     In addition to our traditional sales efforts directed at those individuals responsible for placing orders with our facilities, we also strive to negotiate “preferred vendor” relationships with our major customers. Through this process, we negotiate discounted rates with large volume clients in return for being promoted within the client’s organization as an established and accepted vendor. This selection process tends to favor larger service providers such as New 360 that (1) offer lower prices through scale economies, (2) have the capacity to handle large orders without outsourcing to other vendors, and (3) can offer a strategic partnership on technological and other industry-specific issues. We negotiate such agreements periodically with major entertainment studios and national broadcast networks.
Customers
     New 360 has added customers through acquisitions (via Point.360) and by delivering a favorable mix of reliability, timeliness, quality and price. The integration of our facilities has given our customers a time advantage in the ability to deliver broadcast quality material. We market our services to major and independent motion picture and television production companies, television program suppliers and, on a more limited basis, national television networks, infomercial providers, local television stations, television program syndicators, corporations and educational institutions. Our motion picture clients include Disney, Sony Pictures Entertainment, Twentieth Century Fox, Universal Studios, Warner Bros., Metro-Goldwyn-Mayer and Paramount Pictures.
     We solicit the motion picture and television industries to generate revenues. In the year ended December 31, 2006, five major motion picture studios accounted for approximately 58% of New 360’s revenues, while sales to Twentieth Century Fox and affiliates comprised 33% of 2006 revenues. Sales to Twentieth Century Fox and affiliates were made to approximately 50 individual customers within the group.
     We generally do not have exclusive service agreements with our clients. Because clients generally do not make arrangements with us until shortly before our facilities and services are required, we usually do not have any significant backlog of service orders. Our services are generally offered on an hourly or per unit basis based on volume.
Customer Service
     We believe we have built a strong reputation in the market with a commitment to customer service. We receive customer orders via courier services, telephone, telecopier and the Internet. The sales and customer service staff develops strong relationships with clients within the studios and is trained to emphasize our ability to confirm delivery, meet difficult delivery time frames and provide reliable and cost-effective service. Several studios are customers because of our ability to meet often changing or rush delivery schedules.
     We have a sales and customer service staff of approximately 55 people, and we provide services 24 hours per day. This staff serves as a single point of problem resolution and supports not only our customers but also the television stations and cable systems to which we deliver.
Competition
     The manipulation, duplication and distribution of rich media assets is a highly competitive service-oriented business. Certain competitors (both independent companies and divisions of large companies) provide all or most of the services provided by us, while others specialize in one or several of these services. Substantially all of our competitors have a presence in the Los Angeles area, which is currently the largest market for our services. Due to the current and anticipated future demand for video and distribution services in the Los Angeles area, we believe that both existing and new competitors may expand or establish video service facilities in this area.

Properties and Facilities
     New 360 currently leases seven facilities which all have production capabilities and/or sales activities. The terms of leases for leased facilities expire at various dates from 2008 to 2021. The following table sets forth the location and approximate square footage of our properties:

Square
Footage
Hollywood, CA	31,000
Hollywood, CA	8,000
Hollywood, CA	13,000
Burbank, CA	32,000
Burbank, CA	45,500
Los Angeles, CA.	64,600
Los Angeles, CA.	13,400
Legal Proceedings
     From time to time, New 360 may become a party to various legal actions and complaints arising in the ordinary course of business, although we are not currently involved in any such material legal proceedings.

MANAGEMENT
New 360 Executive Officers Following the Separation from Point.360
     Both of our executive officers are currently officers of Point.360. After the separation of New 360 from Point.360, they will both serve as our executive officers and will not be employed by Point.360 or DG. The following table sets forth information as of June 15, 2007 regarding these executive officers.

Name	Age	Position
Haig S. Bagerdjian	50	Chairman of the Board of Directors, President and Chief Executive Officer

Alan R. Steel	62	Executive Vice President, Finance and Administration, Chief Financial Officer and Secretary
     HAIG S. BAGERDJIAN became Chairman of the Board of Point.360 in September 2001 and was appointed President and Chief Executive Officer in October 2002. He was Executive Vice President of Syncor International Corporation, a leading provider of radiopharmaceuticals, comprehensive nuclear pharmacy services and medical imaging services, from 1991 to 2002. From 1987 to 1991, he served in several executive level positions at Calmark Holding Corporation. He also was General Counsel for American Adventure, Inc., which was a subsidiary of Calmark Holding. Mr. Bagerdjian received a J.D. from Harvard Law School and is admitted to the State Bar of California. Mr. Bagerdjian is a director of Innodata-Isogen, Inc.
     ALAN R. STEEL became Executive Vice President, Finance and Administration and Chief Financial Officer of Point.360 in November 2000. From 1994 to 2000, Mr. Steel was Vice President, Finance and Chief Financial Officer of Advanced Machine Vision Corporation, a Nasdaq listed company involved in research, development, manufacturing and sales of sophisticated vision sorting and defect removal equipment for food, paper, tobacco and other markets. From 1983 to 1994, Mr. Steel was Vice President and Chief Financial Officer of DDL Electronics, Inc., a New York Stock Exchange listed company in the electronics industry. Mr. Steel served as controller of DDL from 1980-1983. Mr. Steel was previously a financial manager for Atlantic Richfield Company and a certified public accountant with Arthur Andersen & Co.
New 360 Board of Directors Following the Separation from Point.360
     The following sets forth information with respect to those persons who are expected to serve on the New 360 Board of Directors following the separation of New 360 from Point.360. See “New 360 Executive Officers Following the Separation from Point.360” for biographical information about Haig S. Bagerdjian. The following table sets forth information as of June 15, 2007 regarding such individuals. The following persons are currently directors of Point.360 but are not expected to serve as directors of Point.360 or DG after the separation date.

Name	Age	Position(s)
Haig S. Bagerdjian	50	Chairman of the Board President, Chief Executive Officer and Director
Robert A. Baker	68	Director
Greggory J. Hutchins	45	Director
Sam P. Bell	70	Director
G. Samuel Oki	56	Director
     ROBERT A. BAKER is the President and Chief Executive Officer of RAB Associates, a Los Angeles, California-based firm specializing in financial reorganizations, crisis management and equity receiverships, which he founded in 1974. Prior to establishing RAB Associates, Mr. Baker was the President and CEO of American Management Company, a management consulting firm specializing in computer system design and programming.

     GREGGORY J. HUTCHINS is a tax partner at Holthouse Carlin & Van Trigt, LLP, a public accounting firm. Prior to joining Holthouse Carlin & Van Trigt in January 1993, Mr. Hutchins served as Senior Tax Manager for KPMG Peat Marwick, managing corporate and high net worth individual clients from August 1984 until December 1992.
     SAM P. BELL was President of Los Angeles Business Advisors (LABA) from 1996 to 2004, at which time, LABA ceased operations. LABA was comprised of 30 chief executive officers of major companies in the Los Angeles region and focused on high impact projects where their collective resources could be utilized to positively influence the economic vitality of the area. Prior to joining LABA, Mr. Bell was Area Managing Partner of Ernst & Young, certified public accountants, for the Pacific Southwest Region, retiring in 1996 after 39 years with the firm. Mr. Bell currently serves, or has served in the past, in high level positions for numerous charitable and educational concerns, and is a current panel member for the Nasdaq in reviewing filing issues for Nasdaq-listed companies. Mr. Bell is currently a board member of TCW Convertible Securities Fund, Inc., TCW Galileo Funds and Broadway National Bank.
     G. SAMUEL OKI has served as President of Meta Information Services, Inc., a database and information management services enterprise, since 1982. Mr. Oki is also active as an officer and board member of a number of closely held companies in the electronic information management sector. Mr. Oki has a B.S. degree in Horticulture from Colorado State University and an M.B.A. from the University of Southern California.
Committees of the Board of Directors
     Following the separation of New 360 from Point.360, the New 360 Board of Directors will have the following committees:
     Audit Committee
     The Audit Committee of our Board of Directors will be comprised of Messrs. Oki, Baker and Bell (Chairman). All members of our Audit Committee will be independent directors as required by the listing standards of the Nasdaq Global Market and the SEC. Messrs. Oki, Baker and Bell are each an “audit committee financial expert” as defined by regulations of the SEC.
     Our Audit Committee will assist our Board in its oversight of our financial reporting process. Our management will have primary responsibility for the financial statements and the reporting process, including systems of internal controls. Our independent auditors will be responsible for auditing our financial statements and expressing an opinion as to their conformity to accounting principles generally accepted in the United States.
     In the performance of its oversight function, our Audit Committee will review and discuss with management and the independent auditors our audited financial statements. Our Audit Committee will also discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 and Auditing Standard No. 2 relating to communication with audit committees. In addition, our Audit Committee will receive from the independent auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 relating to independence discussions with audit committees. Our Audit Committee also will discuss with the independent auditors their independence from New 360 and our management, and will consider whether the independent auditor’s provision of non-audit services to our company is compatible with maintaining the auditors’ independence.
     Our Audit Committee will discuss with our internal and independent auditors the overall scope and plans for their respective audits. Our Audit Committee will meet with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting. In addition, our Audit Committee will meet with our Chief Executive Officer and Chief Financial Officer to discuss the processes that they have undertaken to evaluate the accuracy and fair presentation of our financial statements and the effectiveness of our system of disclosure controls and procedures.

     Compensation Committee
     The Compensation Committee of our Board of Directors will be comprised of Messrs. Baker (Chairman), Hutchins, Bell and Oki. Our Compensation Committee will have oversight responsibility for the compensation programs for our executive officers and other employees. All members of our Compensation Committee will be independent directors as required by (1) the listing standards of the Nasdaq Global Market, (2) relevant federal securities laws and regulations, including Section 16 of the Securities Exchange Act of 1934, and (3) Section 162(m) of the Code.
     Nominating and Governance Committee
     The Nominating and Governance Committee of our Board of Directors will be comprised of Messrs. Oki (Chairman) Hutchins, Bell and Baker. Our Nominating and Governance Committee will consider and recommend candidates for election to our Board, advise our Board on director compensation, oversee performance evaluations of our Board and Board committees and advise our Board on corporate governance matters. All members of our Nominating and Governance Committee will be independent directors as required by the listing standards of the Nasdaq Global Market.
Director Nomination Process
     Our Nominating and Governance Committee will consider and recommend candidates for election to our Board. The Committee will also consider candidates for election to our Board submitted by shareholders. Each member of the committee will participate in the review and discussion of director candidates. In addition, a member of our Board of Directors who is not on the committee may meet with and evaluate the suitability of candidates. In making its selections of candidates to recommend for election, the committee will seek persons who have achieved prominence in their field and who possess significant experience in areas of importance to our company. The minimum qualifications that our Nominating and Governance Committee will require in any nominated candidate will include integrity, independence, forthrightness, analytical skills and the willingness to devote appropriate time and attention to our affairs. Candidates would also need to demonstrate a willingness to work as part of a team in an atmosphere of trust and a commitment to represent the interests of all our shareholders rather than those of a specific constituency. Successful candidates will also need to demonstrate significant experience in areas of importance to our company, such as general management, finance, marketing, technology, law, international business or public sector activities.
Board of Directors’ Compensation
     The following paragraph sets forth the compensation for future services expected to be paid to our non-employee directors following the separation of New 360 from Point.360. All director compensation, other than the new director equity grant, will be pro-rated for 2007.
     Each director who is not an employee of New 360 will be paid a cash fee of $3,000 per quarter, $750 for each meeting attended in person and $500 for each meeting attended telephonically. Board committee members will receive $500 for each meeting not held in conjunction with a Board meeting. The chairman of the Audit Committee will receive $5,000 per year, and chairmen of other Board committees will receive $2,500 per year. Each director will also receive an annual fully vested stock option grant to purchase 7,500 New 360 shares of common stock at an exercise price equal to the fair market value on the date of any annual meeting at which the director is reelected to the Board. Members of the Board who are not employees of New 360 will receive options to purchase 15,000 shares of common stock upon their initial election to the Board. These options will vest in 50% increments over the two-year period following the date of grant. Directors will also be reimbursed for travel and other reasonable expenses relating to meetings of the Board.

     The following table sets forth for each director who is not also a named executive officer in the Summary Compensation Table, compensation paid by Point.360 for the year ended December 31, 2006:
Director Compensation

	Fees Earned or	Option(1)
Name	Paid in Cash ($)	Awards ($)	Total ($)
Robert A. Baker	$19,750	$7,650	$27,400
Greggory J. Hutchins	16,750	7,650	24,400
Sam P. Bell	22,750	7,650	30,400
G. Samuel Oki	18,750	7,650	26,400

(1)	Information regarding the assumptions used to value option awards is set forth in Note 10 of Notes to Consolidated Financial Statements in Point.360’s Form 10-K for the year ended December 31, 2006 which is incorporated herein by reference. The aggregate number of option awards (all fully vested) outstanding as of December 31, 2006 were 45,000 each for Messrs. Baker and Hutchins, 40,000 for Mr. Bell and 35,000 for Mr. Oki.
Executive Compensation
     Summary Compensation Table
     The following table sets forth the compensation awarded by Point.360 to its Chief Executive Officer and to its Chief Financial Officer for the fiscal year ended December 31, 2006. No other officer who is expected to be an executive officer of New 360 received total compensation in excess of $100,000 for such fiscal year. We anticipate that the annual base salaries of the following officers will initially be the amounts set forth below after the separation of New 360 from Point.360.

Name and			Option	All Other
Principal Position	Year	Salary ($)	Awards ($)(1)	Compensation(2)	Totals ($)
Haig S. Bagerdjian, Chairman, President and Chief Executive Officer	2006	$334,500	$100,000	$19,000	$453,000

Alan R. Steel, Executive Vice President, Finance & Administration, Chief Financial Officer, and Secretary	2006	$222,000	$20,000	$9,000	$251,000

(1)	Information regarding the assumptions used to value option awards is set forth in Note 10 of Notes to Consolidated Financial Statements in Point.360’s Form 10-K for the year ended December 31, 2006 which is incorporated herein by reference.

(2)	Amounts consist of annual contributions made to Point.360’s 401(k) plan, health insurance premiums and automobile expenses paid by Point.360 for the benefit of the named executive officer.

Grants of Plan–Based Awards for 2006
     The following table sets forth information with respect to non-qualified stock options granted by Point.360 to the executive officers named in the Summary Compensation Table during the year ended December 31, 2006. The exercise price of each option was at the market price of Point.360’s common stock on the option grant date.

			Exercise or Base
	Grant	Number of Securities	Price of Option	Fair Value of
Name	Date	Underlying Options	Awards ($/sh)	Option Awards ($)
Haig S. Bagerdjian	6/14/06	100,000	$2.24	$100,000

Alan R. Steel	6/14/06	20,000	$2.24	$20,000
     The following table shows information concerning unexercised Point.360 stock options as of December 31, 2006 for the executive officers named in the Summary Compensation Table.

	Number of Securities
	Underlying Unexercised				Option	Option
	Options (#)				Exercise	Expiration
Name	Exercisable		Unexercisable		Price ($)	Date
Haig S. Bagerdjian	15,000				$3.75	8/15/10
	100,000				1.75	6/21/07
	120,000	(1)			3.94	9/24/08
	100,000	(1)			2.38	10/12/09
			100,000	(2)	2.24	6/14/11

Alan R. Steel	250,000				3.75	12/12/10
	6,300				1.75	6/21/07
	20,000	(1)			2.62	7/30/08
	20,000	(1)			2.38	10/12/09
			20,000	(2)	2.24	6/14/11

(1)	Options are currently vested and exercisable. Once exercised, the shares may be sold 25%, 50%, 75% and 100% after each of the first four anniversary dates of the grants, respectively.

(2)	The options provide that they will become exercisable as follows: 25%, 50%, 75% and 100% on each of the first four anniversary dates of the grants, respectively. Vesting of the options was accelerated at the discretion of the Board of Directors as a result of the proposed merger of Point.360 into DG.

Option Exercises in Fiscal Year 2006
     The following table shows the Point.360 options exercised by each of Point.360’s executive officers who are named in the Summary Compensation Table during the year ended December 31, 2006:
Option Awards

	Number of Shares	Value Realized on
	Acquired on	Exercise
Name	Exercise (#)	($)(1)
Haig S. Bagerdjian	305,000	$122,000
Alan R. Steel	33,300	$18,000

(1)	Amounts shown represent the difference between the market price of the underlying stock on the exercise date and the exercise price.
Equity Incentive Plan
     New 360’s Board of Directors has adopted the New 360 2007 Equity Incentive Plan (the “Plan”), and Point.360, as our sole shareholder, has approved the Plan. Up to 2,000,000 shares of our common stock may be issued under the Plan. Pursuant to the Plan, officers, non-employee directors and employees of New 360, as well as other persons who render services to or are otherwise associated with New 360, are eligible to receive incentive and /or nonqualified stock options. The Plan expires in April 2017. The Plan is administered by the Board of Directors. The selection of participants, allotments of shares, determination of price and other conditions or purchase of options will be determined by the Board or a Stock Option Committee appointed by the Board at its sole discretion in order to attract and retain persons instrumental to the success of New 360. Incentive stock options granted under the Plan are exercisable for a period of up to ten years from the date of grant at an exercise price which is not less than the fair market value of the common stock on the date of the grant, except that the term of an incentive stock option granted under the Plan to a shareholder owning more than 10% of the voting power of New 360 on the date of grant may not exceed five years and its exercise price may not be less than 110% of the fair market value of the common stock on the date of the grant. Non-qualified options granted under the Plan may be granted at less than the fair market value of the common stock on the date of grant.
Severance Agreements
     New 360 will assume the obligations under Point.360’s severance agreements with Messrs. Bagerdjian and Steel. The agreements provide that if Mr. Bagerdjian or Mr. Steel is terminated following a change in control during the term of the agreements other than for cause, disability or without good reason (as defined), then Mr. Bagerdjian and Mr. Steel shall receive a severance payment equal to 275% and 200%, respectively, of the sum of (1) base salary and (2) the higher of (x) the average bonus earned during the preceding three years or (y) the target annual bonus for the year in which the termination occurs. If terminated under the severance agreement, Mr. Bagerdjian and Mr. Steel would also receive employee benefits for specified periods of time. Furthermore, previously granted stock options shall vest fully. Under certain circumstances, amounts paid pursuant to the severance agreements will be subject to a tax gross-up payment if such amounts are subject to an excise tax as contemplated by Section 280G of the Code. For purposes of the severance agreements, a change of control shall be deemed to have occurred if (i) a tender offer shall be made and consummated for the ownership of 35% or more of the outstanding voting securities of New 360, (ii) New 360 shall be merged or consolidated with another corporation and as result of such merger or consolidation less than 50% of the outstanding voting securities of the surviving or resulting corporation shall be owned in the aggregate by the former shareholders of New 360, other than affiliates within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of any party to such merger or consolidation, as the same shall have existed immediately prior to such merger or consolidation, (iii) New 360 shall sell, lease, exchange or transfer substantially all of its assets to another corporation, entity or person which is not a wholly-owned subsidiary, (iv) a person (other than the executive), as defined in Sections 13(d) and 14 (d) of the Exchange Act, shall acquire 35% or more of the outstanding voting securities of New 360 (whether directly, indirectly, beneficially or of record, in a single transaction or a series of related transactions by one person or more than one person acting in concert), or (v) the shareholders of New 360 approve a plan or proposal for the liquidation or dissolution of New 360.
     Assuming that a triggering event occurred on December 31, 2006, severance amounts payable would have been $1,388,000 and $628,000 for Messrs. Bagerdjian and Steel, respectively, plus life, disability and health insurance benefits for 33 months immediately following the date of termination. The value of such benefits is estimated to be $14,000 and $20,000 for Messrs. Bagerdjian and Steel, respectively, based on the cost of such benefits on December 31, 2006.
Indemnification of Officers and Directors
     New 360’s Articles of Incorporation limit the liability of our directors. As permitted by the California General Corporation Law, directors will not be liable to New 360 for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. Such limitation does not affect liability for any breach of a director’s duty to New 360 or its shareholders (1) with respect to approval by the director of any transaction from which he derives an improper personal benefit (2) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to the best interest of New 360 or our shareholders, that involve intentional misconduct or a knowing culpable violations of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his duty to New 360 or our shareholders, or that show a reckless disregard for his duty to New 360 or our shareholders in circumstances in which he was, or should have been aware, in the ordinary course of performing his duties, of a risk of serious injury to New 360 or our shareholders, or (3) based on transactions between New 360 and our directors or another corporation with interrelated directors or on improper distribution, loans or guarantees under applicable sections of the California General Corporation Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission. New 360 has been informed that in the opinion of the SEC indemnification provisions, such as those contained in our Articles of Incorporation, are unenforceable with respect to claims arising under federal securities law and, therefore, do not eliminate monetary liability of directors.
Executive Compensation Discussion and Analysis
     The following describes the material elements of Point.360’s compensation objectives and policies prior to the separation of New 360 from Point.360 and the application of those objectives and policies to Point.360’s executive officers named above in the Summary Compensation Table. As discussed above, the two executive officers named in the Summary Compensation Table will serve as executive officers of New 360.
     Overview of Compensation Program
     The Compensation Committee (for purposes of this analysis, the “Committee”) of the Board has responsibility for establishing, implementing and continually monitoring adherence with Point.360’s compensation philosophy. The Committee ensures that the total compensation paid to the named executives is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to the named executives are similar to those provided to other executive officers.
     Throughout this Information Statement, the individuals who served as Point.360’s Chief Executive Officer and Chief Financial Officer during fiscal 2006, and who will be New 360’s Chief Executive Officer and Chief Financial Officer, are referred to as the “named executive officers”.
     Compensation Philosophy and Objectives
     The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by Point.360, and which aligns executives’ interests with those of the stockholders by rewarding performance above established goals, with the ultimate objective of improving stockholder value. The Committee evaluates both performance and compensation to ensure that Point.360 maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, the Committee believes executive compensation packages provided by Point.360 to its executives, including the named executive officers, should include both cash and stock-based compensation that reward performance as measured against established goals.
     Role of the Chief Executive Officer in Compensation Decisions
     The Committee makes all compensation decisions for the named executive officers and approves recommendations regarding equity awards to other executives of Point.360. Decisions regarding the non-equity compensation of other executives are made by the Chief Executive Officer in concert with the Committee.
     The Chief Executive Officer reviews the performance of various executives. The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to executives.
     Setting Executive Compensation
     Based on the foregoing objectives, the Committee has structured Point.360’s annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by Point.360 and reward the executives for achieving such goals. In furtherance of this, the Committee has periodically engaged Frederick W. Cook & Co., Inc. (“Cook”), an outside global human resources consulting firm, to conduct reviews of its total compensation program for the Chief Executive Officer as well as for other key executives. Cook provides the Committee with relevant market data and alternatives to consider when making compensation decisions for the Chief Executive Officer and on the recommendations being made by Point.360’s management for executives other than the Chief Executive Officer.
     In making compensation decisions, the Committee compares each element of total compensation against benchmarks prepared by Cook for companies of a similar size and complexity as Point.360.
     Point.360 competes with many larger companies for top executive-level talent. As such, the Committee generally sets compensation for executives at the 50th to 75th percentile of compensation paid to similarly situated executives of the companies comprising the benchmark group. Variations on this objective may occur as dictated by the experience level of the individual and market factors. These objectives recognize the Committee’s expectation that, over the long term, Point.360 will generate shareholder returns in excess of the average of its peer group.
     A significant percentage of total compensation is allocated to incentives as a result of the philosophy mentioned above. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Committee reviews information provided by Cook to determine the appropriate level and mix of incentive compensation. Income from such incentive compensation is realized as a result of the performance of Point.360 or the individual, depending on the type of award, compared to established goals.
     2006 Executive Compensation Components
     For the fiscal year ended December 31, 2006, the principal components of compensation for named executive officers were:
•	base salary;

•	performance-based incentive compensation;

•	long-term equity incentive compensation; and

•	other personal benefits.

     Base Salary
     Point.360 provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for named executive officers are determined for each executive based on his or her position and responsibility by using market data. Base salary ranges are designed so that salary opportunities for a given position will be between 80% and 125% of the midpoint of the base salary established for each range.
     During its review of base salaries for executives, the Committee primarily considers:
•	market data provided by our outside consultants;

•	internal review of the executive’s compensation, both individually and relative to other executive officers; and

•	individual performance of the executive.
     Salary levels are typically considered annually as part of Point.360’s performance review process as well as upon a promotion or other change in job responsibility. Merit based increases to salaries of named executives officers are based on the Committee’s assessment of the individual’s performance.
     Performance – Based Incentive Compensation
     The Executive Bonus Plan (“EBP”) is an annual cash incentive program for executives including the named executives. The EBP provides guidelines for the calculation of annual non-equity incentive based compensation, subject to Committee oversight and modification. The EBP includes various incentive levels based on the participant’s accountability and impact on Point.360 operations, with target award opportunities that are established as a percentage of base salary. These targets range from 10% of base salary to 30% of base salary for Point.360’s named executive officers.
     For the named executive officers, 70% of the award is based upon achievement of corporate financial objectives relating to earnings, and the remaining 30% of an executive’s EBP award is based upon the accomplishment of individual goals. The Committee may also grant discretionary bonuses for outstanding performance.
     In February of each year, the Committee sets minimum, target and maximum levels for each component of the corporate financial objective portion of the EBP. Payment of awards under the EBP are based upon the achievement of such objectives for the current year. Named executive officers participating in the EBP receive:
•	no payment for the corporate financial objective portion of the EBP award unless Point.360 achieves the minimum performance level (as computed for the total corporate financial objective portion);

•	a payment of less than 7% of base salary for the corporate financial objective portion of the EBP award if Point.360 achieves or exceeds the minimum performance level;

•	a payment of at least 7% but less than 14% of base salary for the corporate financial objective portion of the EBP award if Point.360 achieves or exceeds the target performance level but does not attain the “stretch” performance level;

•	a payment of 21% of base salary for corporate financial objective portion of the EPB award if Point.360 achieves or exceeds the maximum performance levels; and

•	a payment of remaining portion of the award based on achievement of individual goals.
     For executives, other than the named executives, the EBP award opportunity is based on achievement Point.360, group and facility financial objectives, in addition to achievement of individual goals.

     Upon completion of the fiscal year, the Committee assesses the performance of Point.360 for the corporate financial objective of the EBP comparing the actual fiscal year results to the pre-determined minimum, target, stretch and maximum levels. In making the annual determination of the minimum, target, stretch and maximum levels, the Committee may consider the specific circumstances facing Point.360 during the coming year. Targets are set in alignment with Point.360’s strategic plan and expectations regarding earnings performance.
     Over the past five years, Point.360 has achieved performance in excess of the target level one time. The payout percentage in that year was in accordance with the EBP. Additionally, the Committee authorized discretionary bonuses to selected executives and the named executives in two of the past five years.
     None of the named executive officers received a bonus for the fiscal year ended December 31, 2006.
     Long-term Equity Compensation
     Under Point.360’s 2005 Equity Incentive Plan the “2005 Plan”), the Committee may grant participants shares of Point.360’s common stock, restricted stock, share units, stock options, stock appreciation rights and/or performance units. In granting these awards, the granted under the 2005 Plan have been non-qualified stock options.
     All awards of stock options under the 2005 Plan are made at the market price at the time of the award. Awards of stock options to executives are generally made annually by the Committee. Newly hired or promoted executives may be granted awards of stock options on their hire or promotion date. Grants of stock options to newly hired executives are made at the next regularly scheduled Committee meeting on or following their hire date.
     Perquisites and Other Personal Benefits
     Point.360 provides named executive officers with perquisites and other personal benefits that Point.360 and the Committee believe are reasonable and consistent with its overall compensation program to better enable Point.360 to attract and retain superior employees for key positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers.
     The named executive officers are provided either the use of a company automobile or an automobile allowance and reimbursement of health insurance costs under the health plan available to all Point.360 employees.
     Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended December 31, 2006 are included in the “Summary Compensation Table.”.
     Point.360 has entered into Severance Agreements with certain key employees, including the named executive officers. The Severance Agreements are designed to promote stability and continuity of senior management. Information regarding applicable payments under such agreements for the named executive officers is provided under the heading “Severance Agreements.”
Compensation Committee Report
     The Compensation Committee of Point.360 has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.
THE COMPENSATION COMMITTEE
Robert A. Baker, Chairman
Sam P. Bell
Greggory J. Hutchins
G. Samuel Oki

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     As of the date of this Information Statement, all of the outstanding shares of New 360 common stock are owned by Point.360. After the distribution of the New 360 shares to Point.360’s shareholders, Point.360 will own none of our common stock. The following table provides information with respect to the expected beneficial ownership of our common stock by (1) each of our shareholders whom we believe will be a beneficial owner of more than 5% of our outstanding common stock as of such distribution date, (2) each of our directors, (3) each officer named in the Summary Compensation Table, and (4) all of our executive officers and directors as a group. Beneficial ownership is determined in accordance with applicable SEC rules. The mailing address of each of our executive officers and directors named in the table is c/o New 360, 2777 North Ontario Street, Burbank, California 91504.
     We based the share amounts set forth below on each person’s beneficial ownership of Point.360 common stock as of June 15, 2007, and we assumed a distribution ratio of one share of our common stock for each share of Point.360 common stock. DG has agreed to re-convey all of its New 360 shares to New 360 prior to the completion of DG’s exchange offer. In the following table, the number of New 360 shares outstanding is assumed to be 10,551,748 for all persons listed below other than DG, which equals the Point.360 shares outstanding as of June 15, 2007 (excluding shares owned by DG) plus approximately 23,962 shares resulting from the expected exercise of stock options prior to the date of the separation of New 360 from Point.360. For purposes of showing the percentage ownership by DG for the period from the distribution by Point.360 of the New 360 shares until DG’s re-conveyance of its New 360 shares to New 360, we assumed that the number of Point.360 shares is 12,164,184 (10,551,748 plus 1,612,436 shares to be received by DG).
     To the extent our directors and officers own Point.360 common stock at the time of the separation of New 360 from Point.360, they will participate in the distribution on the same terms as other holders of Point.360 common stock. Each person or entity identified below has sole voting and investment power with respect to such securities, subject to applicable community property laws.

	Total number of shares to be	Approximate Percent of
Name of Beneficial Owner	beneficially owned	Ownership
Haig S. Bagerdjian	3,070,234	29.1%
DG FastChannel, Inc.(1)	1,612,436 (1)	13.3	%(1)
Julia Stefanko (2)	1,252,568	11.9%
Millenco, L.L.C. (3)	559,131	5.3%
Robert A. Baker	11,500	*
Greggory J. Hutchins	38,500	*
Sam P. Bell	20,000	*
G. Samuel Oki	23,600	*
Alan R. Steel	52,300	*

All directors and executive officers as a group	3,216,134	30.5%

*	Less than 1%.

(1)	DG’s business address is 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039.

(2).	Julia Stefanko’s mailing address is 2777 North Ontario Street, Burbank, California 91504.

(3).	Millenco, L.L.C.’s business address is 666 Fifth Avenue, 8th Floor, New York, New York 10103.___

AGREEMENTS BETWEEN NEW 360 AND DG
     The following is a summary of the Merger Agreement and the Contribution Agreement that New 360 entered into with DG and Point.360 on April 16, 2007 and of material agreements that New 360 will enter into with DG prior to the separation of New 360 from Point.360 and the merger of Point.360 into DG. The following summary of these agreements is not a complete description of the agreements and is qualified by the full text of the agreements, which have been filed as exhibits to the Registration Statement on Form 10 of which this Information Statement is a part.
Merger Agreement
     On April 16, 2007, New 360, Point.360 and DG entered into a Merger Agreement. Pursuant to the Merger Agreement, as amended by the parties as of June 22, 2007, DG agreed to make an exchange offer for all shares of Point.360 common stock under which each Point.360 share that is tendered in the offer will be exchanged for approximately one-fifth of a share of DG common stock. Following the completion of the exchange offer, Point.360 will be merged into DG, which will continue in existence as the surviving corporation. Point.360 shareholders who did not tender their shares in the exchange offer will receive in the merger approximately one-fifth of a share of DG common stock for each of their Point.360 shares. The exact percentage of a share of DG common stock to be exchanged for each Point.360 share in the exchange offer and the merger will be determined by dividing 2,000,000 by the number of Point.360 shares that are outstanding immediately prior to the completion of the exchange offer, excluding shares owned by DG. The Point.360 shares that are owned by DG will be cancelled in the merger.
     As a condition to the completion by DG of the exchange offer and the merger, Point.360 agreed in the Merger Agreement (1) to transfer its post-production business to New 360 and (2) to distribute to Point.360’s shareholders all shares of New 360. Point.360 is required to take the actions described in the preceding sentence immediately prior to the completion of DG’s exchange offer. Point.360 will retain the assets and liabilities associated with the ads business, which will be directly acquired by DG upon the merger of Point.360 into DG. DG has agreed to re-convey all of its New 360 shares to New 360 prior to the completion of DG’s exchange offer.
     DG’s obligation to complete its exchange offer, and hence Point.360’s obligation to transfer its post-production business to New 360 and to distribute to Point.360’s shareholders the New 360 shares, is subject to various customary conditions, including among other conditions:
•	the tender in the exchange offer of a number of Point.360 shares representing a majority of the outstanding shares of Point.360 common stock on a fully diluted basis;

•	the declaration by the SEC of the effectiveness of New 360’s Registration Statement on Form 10, of which this Information Statement is a part;

•	the receipt by DG and Point.360 of opinions from legal counsel to the effect that the exchange offer and the merger should qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code;

•	the absence of litigation or governmental proceedings seeking to restrain the exchange offer or the merger;

•	the accuracy of Point.360’s representations contained in the Merger Agreement; and

•	the absence of the occurrence of any event since April 16, 2007 that has had, or could have, a material adverse effect on Point.360.
     The Merger Agreement requires Point.360 (1) to repay up to $7 million of Point.360 outstanding indebtedness under agreements with Bank of America, N.A. and General Electric Capital Corporation and (2) to make a cash payment to New 360 equal to the excess, if any, of $7 million over the amount of such indebtedness that is outstanding on the date of the completion of DG’s exchange offer. Because we anticipate that less than $7 million of such indebtedness will be outstanding and that all of such indebtedness will be repaid by Point.360 pursuant to the Merger

Agreement, we anticipate that New 360 will not have any outstanding indebtedness on the date of its separation from Point.360.
Contribution Agreement
     On April 16, 2007, New 360, DG and Point.360 also entered into the Contribution Agreement. Among other things, the Contribution Agreement (as amended by the parties as of June 22, 2007) provides that, immediately prior to DG’s completion of its exchange offer for Point.360 common stock:
•	Point.360 will transfer to New 360 all of the right, title and interest of Point.360 in and to its post-production business and all other assets not used exclusively in connection with the ads business;

•	New 360 will agree to pay and perform all liabilities that relate to the assets that Point.360 will transfer to New 360, including the liabilities under six office leases even if the lessors’ consent to the assignment of the leases to New 360 has not been obtained;

•	Point.360 will retain all assets used exclusively in connection with the ads business; · Point.360 will agree to pay and perform specified liabilities that relate to the ads business assets; and

•	Point.360 will distribute to its shareholders, on a pro rata basis and without any requirement for such shareholders to pay any consideration, all of the outstanding shares of New 360 common stock.
     The Contribution Agreement also provides, among other things, that:
•	following the merger of Point.360 into DG, New 360 will be entitled to change its name to Point.360;

•	assets will be transferred or retained, as applicable, on an “as is,” “where is” basis and without representations by any party regarding the nature, condition, amount or value of such assets, except as set forth in the Merger Agreement;

•	each of New 360 and DG will have specified inspection rights regarding the books and records acquired or retained by the other party pursuant to the Contribution Agreement; and

•	DG will be given a five-year royalty-free license by New 360 to use specified intellectual property acquired by New 360 pursuant to the Contribution Agreement, if such intellectual property is currently used in the conduct of the ads business.
     Schedules to the Contribution Agreement provide detailed descriptions of (1) the assets to be acquired by New 360, (2) the liabilities to be assumed by New 360, (3) the assets relating to the ads business to be retained by Point.360 (and by DG following the merger), and (4) the liabilities relating to the ads business to be retained by Point.360 (and by DG following the merger).
Noncompetition Agreement
     A Noncompetition Agreement between New 360 and DG will provide that:
•	for a period of five years, New 360 will not use or disclose confidential information relating to the ads business;

•	for a period of five years, New 360 will not engage in the ads business or otherwise compete with the ads business; and

•	for a period of five years, New 360 will not recruit any officer or employee of DG or call on, solicit or service any customer, supplier, licensee, licensor or other business relation or prospective client of the ads business with respect to the products or services of the ads business, or induce any customer, supplier, licensee, licensor or other business relation of DG to cease doing business with DG.
Post Production Services Agreement
     A Post Production Services Agreement between New 360 and DG will provide that DG will use its commercially reasonable efforts to use New 360 for its outsourced post-production services, including high definition duplication, and that New 360 will act as DG’s resource to vault all elements to be stored in Los Angeles, California for existing Point.360 customers and West Coast-based DG customers, subject to the terms and conditions of the agreement. The agreement will have an initial five-year term and will be subject to one-year extensions unless either party elects not to extend the term.
Working Capital Reconciliation Agreement
     Pursuant to a Working Capital Reconciliation Agreement among New 360, DG and Point.360, DG will make a cash payment to New 360 equal to Point.360’s net working capital (excluding New 360’s working capital), less $1,000,000, as of the date of the completion of DG’s exchange offer for shares of Point.360 common stock. DG will also be responsible for paying specified amounts of New 360’s out-of-pocket expenses, up to $425,000, that are incurred in connection with the Merger Agreement and the agreements and transactions contemplated by the Merger Agreement.
Indemnification and Tax Matters Agreement
     Pursuant to an Indemnification and Tax Matters Agreement between New 360 and DG, (1) New 360 will indemnify DG against losses, costs and expenses that are incurred by DG relating to the liabilities (other than taxes) of Point.360 that New 360 will assume pursuant to the Contribution Agreement or relating to office leases for which the lessors’ consent to the assignment of the leases to New 360 has not been obtained, and (2) DG will indemnify New 360 against losses, costs and expenses that are incurred by New 360 relating to the liabilities (other than taxes) of Point.360 associated with the ads business that will be retained by Point.360 and acquired by DG upon Point.360’s merger into DG.
     The Indemnification and Tax Matters Agreement will also contain provisions that set forth the rights and obligations of New 360 and DG with respect to certain taxes incurred by Point.360 and the filing of tax returns with respect to such taxes. In general, New 360 will be required to indemnify DG against losses, costs and expenses incurred by DG that are in excess of the tax reserve on Point.360’s balance sheet and that are relate to (1) inaccuracies in Point.360’s representations in the Merger Agreement relating to taxes or (2) taxes incurred by Point.360 for any tax period ending on or before the completion of the DG’s exchange offer for shares of Point.360 common stock.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Holthouse Carlin & Van Trigt LLP
     During the year ended December 31, 2006, Point.360 paid $64,000 to Holthouse Carlin & Van Trigt LLP (“HCVT”) for preparation of tax returns and other tax related services. Director Hutchins is a partner in HCVT. We expect to retain HCVT as New 360’s tax advisor after separation.
Agreements Among New 360, DG and Point.360
     For a summary of material agreements between New 360 and DG, see the section of this Information Statement entitled “Agreements Between New 360 and DG.”

Review of Transactions with Related Persons
     New 360’s Audit Committee, which will consist of independent directors, will be responsible for reviewing and approving each proposed transaction between New 360 and a “related person” such as an executive officer, a director, or a significant shareholder if such transaction is required to be disclosed to shareholders pursuant to Item 404(a) of SEC Regulation S-K.
DESCRIPTION OF CAPITAL STOCK
General
     The following is a summary of information concerning New 360’s capital stock. The summary does not purport to be a complete statement of the relevant provisions of our Articles of Incorporation, Bylaws and shareholder rights agreement. The summary is qualified in its entirety by reference to these documents, which have been filed as exhibits to the Registration Statement on Form 10 of which this Information Statement is a part.
Common Stock
     New 360 is authorized to issue 50 million shares of no par value common stock.
     Shares Outstanding
     Immediately following the distribution of New 360 shares by Point.360, we expect that approximately 10.6 million shares of New 360 common stock will be issued and outstanding based upon approximately 10.6 million shares of Point.360 common stock outstanding as of May 2, 2007, and assuming exercise of in-the-money Point.360 options and applying the distribution ratio of one share of our common stock for each share of Point.360 common stock held as of the record date. The preceding number of 10.6 million shares excludes the 1,612,436 New 360 shares that DG has agreed to re-convey to New 360 prior to the completion of DG’s exchange offer.
     Dividends
     Subject to prior dividend rights of the holders of any preferred shares, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose.
     Voting Rights
     Holders of our common stock are entitled to one vote for each share held, except that in the election of directors each shareholder has cumulative voting rights and is entitled to a number of votes equal to the number of shares held by such shareholder multiplied by the number of directors to be elected, which number is currently five. The shareholder may cast these votes all for a single candidate or may distribute the votes among any or all of the candidates. No shareholder will be entitled to cumulate votes for a candidate, however, unless that candidate’s name has been placed in nomination and a shareholder has given notice at an annual meeting of shareholders prior to the voting of an intention to cumulate votes. In such an event, the proxy holder may allocate among the management nominees the votes represented by proxies in the proxy holder’s sole discretion.
     Other Rights
     In the event of any liquidation, dissolution or winding up of New 360, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to shareholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not entitled to pre-emptive rights.

     Fully Paid Shares
     The outstanding shares of New 360 common stock that will be distributed by Point.360 to its shareholders will be fully paid and non-assessable. This means the full purchase price for the outstanding shares of our common stock will have been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable, unless we determined otherwise.
Preferred Stock
     We are authorized to issue up to 5 million shares of preferred stock, no par value. Our Board, without further action by the holders of our common stock, may issue shares of our preferred stock. Our Board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.
     The authority possessed by our Board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of New 360 through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock, and our Board has no present intention to issue any shares of preferred stock. As of the completion of the distribution of New 360 common stock by Point.360, ___million shares of our Series A junior participating preferred stock will be reserved for issuance upon exercise of our preferred share purchase rights described below.
Shareholder Rights Agreement
     New 360’s Board of Directors has adopted a rights agreement, with American Stock Transfer as rights agent. Pursuant to the rights agreement, one preferred share purchase right will be issued for each outstanding share of our common stock. Each right issued will be subject to the terms of the rights agreement. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 20% or more of our outstanding common stock without the approval of our Board.
     Our Board believes that the rights agreement will protect our shareholders from coercive or otherwise unfair takeover tactics, although the rights agreements may discourage attempts by third parties to obtain control of New 360 through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly.
     The summary of the shareholder rights agreement below should be read together with our entire rights agreement, which has been publicly filed with the SEC as an exhibit to the Registration Statement on Form 10 of which this Information Statement forms a part.
     The rights entitle shareholders of record to purchase for $10 one one-hundredth of a share of a newly created Series A Junior Participating Preferred Stock. The rights are attached to our common stock and will also become attached to shares issued in the future. The rights will not be traded separately and will not become exercisable until the occurrence of a triggering event, defined generally as an accumulation by a single person or group of 20% or more of our common stock. The rights will expire on July ___, 2017 and are redeemable at $0.0001 per right.
     Until the date the rights become exercisable, book-entry ownership of our common stock will evidence the rights, and any transfer of shares of our common stock will constitute a transfer of the rights associated with the shares of common stock. After the date the rights separate from our common stock, our rights will be evidenced by book-entry credits. Any of our rights held by an acquiring person will be void and may not be exercised.

     Flip In. If a person or group becomes an acquiring person, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of our common stock with a market value of twice the then-applicable exercise price, based on the market price of our common stock prior to such acquisition.
     Flip Over. If we are acquired in a merger or similar transaction after the date the rights become exercisable, all holders of our rights except the acquiring person may, for the then-applicable exercise price, purchase shares of the acquiring corporation with a market value of twice the then applicable exercise price, based on the market price of the acquiring corporation’s stock prior to the merger.
     We are allowed to amend the terms of our rights agreement without the consent of the holders of our common stock. After the rights separate from our common stock and become exercisable, we may not amend the agreement in a way that adversely affects the interests of the holders of the rights.
Restrictions on the Payment of Dividends
     We are incorporated in California and are governed by California law. Chapter 5 of the California General Corporation Law provides that a corporation may not pay dividends to its shareholders unless it satisfies the financial tests specified in Chapter 5.
Sales of Securities
     During the past three years, New 360 has not sold or otherwise issued any securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”), other than the issuance of 1 share of common stock to Point.360 on May 2, 2007 and other than approximately 12.2 million shares of common stock that will be issued to Point.360 in connection with the contribution of assets to New 360 by Point.360 pursuant to the Contribution Agreement. The stock issuances described in the preceding sentence are exempt from registration under the Securities Act by reason of Section 4(2) thereunder as transactions not involving a public offering of securities.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is American Stock Transfer.
Nasdaq Global Market
     We have applied to have the New 360 common stock listed on the Nasdaq Global Market. We have applied to have the common stock begin trading under the symbol “___” and, following the change of our name to Point.360 within the next several weeks, to trade under the symbol “PTSX.”
WHERE YOU CAN FIND MORE INFORMATION
     We have filed a Registration Statement on Form 10 (the “Form 10”) with the SEC with respect to the shares of our common stock that Point.360 shareholders will receive in the distribution from Point.360. This Information Statement is a part of the Form 10 and, as allowed by SEC rules, does not include all of the information you can find in the Form 10 or the exhibits to the Form 10. For additional information relating to New 360 and the distribution, reference is made to the Form 10 and the exhibits to the Form 10. Statements contained in this Information Statement as to the contents of any agreement or other document referred to are not necessarily complete and, in each instance, if the contract or document is filed as an exhibit to the Form 10, we refer you to the copy of the contract or other document filed as an exhibit to the Form 10. Each such statement is qualified in all respects by reference to the applicable document.
     After the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The Form 10 is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.
     We maintain an Internet site at http://www.point.360.com. Our website and the information contained on that site, or connected to that site, are not incorporated into this Information Statement or the Form 10.
     In connection with the separation of New 360 from Point.360 and the receipt by you of shares of New 360 common stock, you should rely only on the information that is contained in this Information Statement and in the Form 10, including the exhibits to the Form 10. We have not authorized anyone to provide you with information that is different.

New 360
Consolidated Balance Sheets
(unaudited)

	December 31, 2006		March 31, 2007

Assets
Current assets:
Cash and cash equivalents	$		$251,000
Accounts receivable, net of allowances for doubtful accounts of $513,000 and $494,000, respectively		9,522,000	7,659,000
Inventories, net		539,000	534,000
Prepaid expenses and other current assets		533,000	646,000
Deferred income taxes		439,000	439,000

Total current assets		11,033,000	9,529,000

Property and equipment, net		12,850,000	11,974,000
Other assets, net		346,000	339,000
Goodwill		9,253,000	9,884,000

Total assets		$33,482,000	$31,726,000

Liabilities and Invested Equity

Current liabilities:
Accounts payable		$3,045,000	$2,506,000
Accrued wages and benefits		1,592,000	1,331,000
Accrued earn-out payments		2,000,000	—
Other accrued expenses		237,000	363,000
Income tax payable		123,000	29,000
Due to parent company		2,533,000	2,784,000
Current portion of deferred gain on sale of real estate		178,000	178,000

Total current liabilities		9,708,000	7,191,000

Deferred income taxes		4,278,000	4,279,000
Due to Parent company, less current portion		3,157,000	4,640,000
Deferred gain on sale of real estate, less current portion		2,363,000	2,318,000

Total long-term liabilities		9,978,000	11,237,000

Total liabilities		19,506,000	18,428,000

Commitments and contingencies		—	—

Invested equity		13,976,000	13,298,000

Total liabilities and invested equity		$33,482,000	$31,726,000

The accompanying notes are an integral part of these consolidated financial statements.

New 360
Consolidated Statements of Income (Loss)
(Unaudited)

	Three Months Ended March 31,
	2006	2007

Revenues	$10,464,000	$10,307,000
Cost of services sold	(7,152,000)	(7,507,000)

Gross profit	3,312,000	2,800,000

Selling, general and administrative expense	(2,754,000)	(2,647,000)
Allocation of Point.360 corporate expenses	(838,000)	(793,000)

Operating income (loss)	(280,000)	(640,000)
Interest expense (net)	(296,000)	(121,000)

Income (loss) before income taxes	(576,000)	(761,000)
Benefit from income taxes	230,000	305,000

Net income (loss)	$(346,000)	$(456,000)

Pro forma basic and diluted earnings (loss) per share		$(0.04)
Pro forma average number of shares		10,600,000

The accompanying notes are an integral part of these consolidated financial statements.

New 360
Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31,
	2006	2007
Cash flows from operating activities:
Net income (loss)	$(346,000)	$(456,000)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,181,000	1,218,000
Provision for (recovery of) doubtful accounts	10,000	(19,000)

Changes in operating assets and liabilities (net of acquisitions):
(Increase) decrease in accounts receivable	(2,221,000)	1,882,000
(Increase) decrease in inventories	47,000	5,000
(Increase) in prepaid expenses and other current assets	(376,000)	(113,000)
(Increase) decrease in other assets	(32,000)	27,000
(Decrease) increase in accounts payable	506,000	(539,000)
Increase (decrease) in accrued expenses	(700,000)	(2,136,000)
Increase in income taxes payable (receivable), net	855,000	(94,000)
(Increase) decrease in deferred tax asset	(870,000)	—
(Increase) decrease in other current liabilities	—	(145,000)

Net cash and cash equivalents provided by (used for) operating activities	(1,946,000)	(370,000)

Cash flows from investing activities:
Capital expenditures	(278,000)	(342,000)
(Increase) in goodwill	—	(651,000)
Proceeds from sale of property and equipment	13,980,000	100,000

Net cash and cash equivalents used in investing activities	13,702,000	(893,000)

Cash flows from financing activities:
Change in revolving credit agreement	882,000	(323,000)
(Increase) decrease in invested equity	(346,000)	(221,000)
(Repayment of) additions to notes payable	(10,168,000)	2,025,000
(Repayment of) additions to capital lease obligations	7,000	33,000

Net cash (used in) provided by financing activities	9,625,000	1,514,000

Net increase in cash and cash equivalents	2,131,000	251,000
Cash and cash equivalents at beginning of year	595,000	—

Cash and cash equivalents at end of year	$2,726,000	$251,000

The accompanying notes are an integral part of these consolidated financial statements.

New 360
Notes to Consolidated Financial Statements
(Unaudited)
1. BASIS OF PRESENTATION:
     New 360’s business represents the assets and liabilities used in managing and operating the business of Point.360 other than the advertising distribution business. On April 13, 2007, Point.360.’s Board of Directors approved a plan to contribute such assets and liabilities to New 360 (“New 360” or the “Company”), and to subsequently distribute the common stock of New 360 to Point.360 shareholders on a share-for-share basis to form an independent, publicly traded entity. On April 16, 2007, Point.360, New 360 and DG FastChannel, Inc. (“DG FastChannel”) entered into an Agreement and Plan of Merger and Reorganization and ancillary documents (the “Agreements”) which establish the basis of the distribution. The net assets contributed to the Company by Point.360 are shown as Invested Equity in the Consolidated Balance Sheets.
     The accompanying Consolidated Financial Statements include the accounts and transactions of New 360, including those of Point.360’s only subsidiary, International Video Conversions, Inc. (“IVC”). The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated in the Consolidated Financial Statements.
     The Company’s combined results of operations, financial position and cash flows may not be indicative of its future performance and do not necessarily reflect what the combined results of operations, financial position and cash flows would have been had the Company operated as a separate, stand-alone entity during the periods presented, including changes in its operations and capitalization as a result of the separation and distribution from Point.360.
     Certain corporate and general and administrative expenses, including those related to executive management, tax, accounting, legal and treasury services, have been allocated by Point.360 to the Company based on the ratio of the Company’s revenues to Point.360’s total revenues. Additionally, certain balance sheet amounts have been allocated by Point.360 to the Company based on the ratio of the Company’s working capital, net fixed assets and other factors. Management believes such allocations represent a reasonable estimate of such expenses that would have been incurred by the Company on a stand-alone basis. However, the associated balance sheet amounts and expenses recorded by the Company in the accompanying Consolidated Financial Statements may not be indicative of the actual balance or expenses that would have been recorded or incurred had the Company been operating as a separate, stand-alone public company for the periods presented. Following the separation and distribution from Point.360, the Company will perform administrative functions using internal resources or purchased services.
     Invested equity at December 31, 2006, and March 31, 2007 reflects the application of estimating techniques described above on those dates. Changes in invested equity from year to year are due to the income or loss of New 360 and the net effect of the changes in balance sheet accounts determined by such estimating techniques.
     The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles and the Securities and Exchange Commission’s rules and regulations for reporting interim financial statements and footnotes. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. These financial statements should be read in conjunction with the financial statements and related notes contained in the Form 10.
Business Description
     The Company provides of high definition and standard definition digital mastering, data conversion, video and film asset management and sophisticated computer graphics services to owners, producers and distributors of entertainment and advertising content, the Company provides the services necessary to edit, master, reformat, convert, archive and ultimately distribute its clients’ film and video content, including television programming feature films and movie trailers. The Company’s interconnected facilities provide service coverage to all major U.S. media centers. Clients include major motion picture studios, advertising agencies and corporations.
2. ACQUISITION
     On March 7, 2007, Point.360 acquired substantially all of the assets and business of Eden FX, Inc. (“Eden”) for $1.9 million in cash. The purchase agreement requires possible additional payments of $0.7 million, $0.9 million and $1.2 million in 2008, 2009 and 2010, respectively, if earnings before interest, taxes, depreciation and amortization during the three years after the acquisition reach certain predetermined levels. As part of the transaction, the Point.360 entered into employment and non competition agreements with three senior officers of Eden which fix responsibilities, salaries and other benefits and set forth limitations on the individual’s ability to compete with the Company for the term of the earn-out period (three years). Eden is a producer computer generated visual effects for feature films, television program and commercial advertising content.
     The total purchase consideration has been allocated to the assets and liabilities acquired based on their respective estimated fair values as summarized below.

Goodwill	$2,071,000
Property, plant and equipment	127,000

Total assets acquired	2,198,000

Liabilities assumed	(39,000)

Net assets acquired over liabilities, and purchase price	$2,159,000

     The operating results of Eden FX for the quarter ended March 31, 2007 were not material.
     Point.360 operates in a single business segment due to the combination of its facilities’ assets, sales forces and management, and the integration of branding and communication efforts. The goodwill acquired, therefore, is common to all Point.360 facilities. As of December 31, 2006 and March 31, 2007, the goodwill assignable to the Company, including goodwill recorded when Eden was acquired, was $9,253,000 and $9,884,000, respectively, determined by comparing pro forma operating income generated by, and capital invested in, the facilities contributed to the Company to that of all Point.360 facilities.
3. SUBSEQUENT EVENT
     On April 16, 2007, Point.360, New 360, a newly formed California corporation and wholly owned subsidiary of Point.360 (“New 360”), and DG FastChannel, Inc. (“DG FastChannel”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), as amended by an instrument executed by the parties as of June 19, 2007.
     Under the terms of the Merger Agreement, DG FastChannel has agreed to make an exchange offer (the “Exchange Offer”) for all outstanding shares of Point.360 common stock, no par value per share, including the associated preferred stock purchase rights (collectively, the “Point.360 Shares”), in which Exchange Offer each Point.360 Share tendered and accepted by DG FastChannel will be exchanged for a number of shares of common stock, par value $0.001 per share, of DG FastChannel (the “DG Common Stock”) equal to the quotient obtained by dividing (x) 2,000,000 by (y) the number of Point.360 Shares (excluding Point.360 Shares owned by DG or Point.360) issued and outstanding immediately prior to the completion of the Exchange Offer (such amount of shares of DG Common Stock paid per Point.360 Share pursuant to the Exchange Offer is referred to herein as the “Exchange Offer Consideration”). The completion of the Exchange Offer is subject to customary conditions, including a minimum condition that not less than a majority of the outstanding Point.360 Shares on a fully diluted basis are validly tendered and not withdrawn prior to the expiration of the Exchange Offer.

     In addition, on April 16, 2007, Point.360, DG FastChannel, and New 360 entered into a Contribution Agreement (the “Contribution Agreement”), as amended by an instrument executed by the parties as of June 19, 2007. Pursuant to the Contribution Agreement, prior to the completion of the Exchange Offer, Point.360 will contribute (the “Contribution”) to New 360 all of the assets owned, licensed, or leased by Point.360 that are not used exclusively in connection with the business of Point.360 representing advertising agencies, advertisers, brands, and other media companies which require services for short-form media content (the “ADS Business”), and New 360 will assume certain liabilities of Point.360. Immediately following the Contribution but prior to the completion of the Exchange Offer, Point.360 will distribute (the “Spin-Off”) to its shareholders on a pro rata basis all of the capital stock then outstanding of New 360.
     On May 14, 2007, New 360 filed a Registration Statement on Form 10 (the “Form 10”) with the Securities and Exchange Commission for the purpose of registering New 360’s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended. Among other things, the Form 10 contains: (1) a detailed description of the Contribution and the Spin-Off; (2) a description of Point.360’s post-production business that will be transferred to New 360 pursuant to the Contribution; (3) risk factors relating to New 360’s business, the Contribution and Spin-Off and New 360’s common stock; (4) a valuation of New 360 by Point.360’s financial advisor; (5) management’s discussion and analysis of New 360’s financial condition and results of operations for each of the three years in the period ended December 31, 2006; (6) unaudited pro forma financial statements of New 360 as of December 31, 2006, and for the year then ended, giving effect to the Contribution and Spin-Off; (7) audited financial statements for New 360 as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006; and (8) a description of New 360’s proposed management and executive compensation policies.
     It is anticipated that New 360’s common stock will be approved for listing on the Nasdaq Global Market. As a result of the Contribution and the Spin-Off, at the completion of the Exchange Offer, the assets and liabilities of Point.360 will consist only of those assets and liabilities exclusively related to the ADS Business.
     As soon as practicable following the completion of the Exchange Offer, DG FastChannel has agreed to effect the merger of Point.360 with and into DG FastChannel (the “Merger”), with DG FastChannel continuing as the surviving corporation. Upon the completion of the Merger, each Point.360 Share not purchased in the Exchange Offer will be converted into the right to receive the Exchange Offer Consideration, without interest. The Merger Agreement contains customary representations and warranties, covenants, and conditions. Completion of the Contribution, the Spin-Off, and the Exchange Offer is a condition of DG FastChannel’s obligation to effect the Merger.
     Copies of the Merger Agreement and the Contribution Agreement have been filed as Exhibits 2.1 and 2.2, respectively, to the Company’s Current Report on Form 8-K dated April 17, 2007 and are incorporated herein by reference. The preceding description of the Merger Agreement and the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits.
     This description and that provided in the Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities of Point.360, New 360 or DG FastChannel, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The exchange offer described above has not commenced, and any offer will be made only through a prospectus that is part of a registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by DG FastChannel. DG FastChannel will also file with the SEC a Schedule TO, and Point.360 will file a solicitation/recommendation statement on Schedule 14D-9, in each case with respect to the Exchange Offer. DG FastChannel and Point.360 expect to mail a prospectus of DG FastChannel and related exchange offer materials, as well as the Schedule 14D-9, to Point.360 shareholders. In addition, in connection with the Spin-Off, New 360 expects to file a registration statement on Form 10 with the SEC and to mail an information statement regarding New 360 to Point.360 shareholders. Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the Merger Agreement and the Contribution Agreement when they become available because these documents will contain important information relating to such transactions. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly, and special reports and other information filed with the SEC by Point.360 or DG FastChannel, at the SEC’s website at www.sec.gov.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and
Shareholder of New 360
Burbank, California
     We have audited the accompanying consolidated balance sheets of New 360 and subsidiary (collectively, the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, invested equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New 360 and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Singer Lewak Greenbaum & Goldstein LLP (signed)
Los Angeles, California
May 14, 2007

New 360
Consolidated Balance Sheets

	December 31,
	2005	2006

Assets
Current assets:
Cash and cash equivalents	$595,000	$—
Accounts receivable, net of allowances for doubtful accounts of $424,000 and $513,000, respectively	7,452,000	9,522,000
Inventories, net	575,000	539,000
Prepaid expenses and other current assets	2,358,000	533,000
Deferred income taxes	718,000	439,000

Total current assets	11,698,000	11,033,000

Property and equipment, net (Note 4)	26,474,000	12,850,000
Other assets, net	392,000	346,000
Goodwill (Note 3)	8,665,000	9,253,000

Total assets	$47,229,000	$33,482,000

Liabilities and Invested Equity
Current liabilities:
Accounts payable	$2,369,000	$3,045,000
Accrued wages and benefits	1,890,000	1,592,000
Accrued earn-out payments	2,000,000	2,000,000
Other accrued expenses	—	237,000
Income tax payable	1,231,000	123,000
Due to parent company	4,442,000	2,533,000
Current portion of deferred gain on sale of real estate	—	178,000

Total current liabilities	11,932,000	9,708,000

Deferred income taxes	6,014,000	4,278,000
Due to Parent company, less current portion (Note 6)	12,974,000	3,157,000
Deferred gain on sale of real estate, less current portion	—	2,363,000

Total long-term liabilities	18,988,000	9,978,000

Total liabilities	30,920,000	19,506,000

Commitments and contingencies (Note 8)	—	—

Invested equity	16,309,000	13,976,000

Total liabilities and invested equity	$47,229,000	$33,482,000

The accompanying notes are an integral part of these consolidated financial statements.

New 360
Consolidated Statements of Income (Loss)

	Year Ended December 31,
	2004	2005	2006

Revenues	$38,588,000	$43,059,000	$43,533,000
Cost of services sold	(27,957,000)	(29,472,000)	(29,976,000)

Gross profit	10,631,000	13,587,000	13,557,000

Selling, general and administrative expense	(9,511,000)	(11,201,000)	(10,108,000)
Allocation of Point.360 corporate expenses (Note 1)	(4,138,000)	(3,771,000)	(3,446,000)

Operating income (loss)	(3,018,000)	(1,385,000)	3,000
Interest expense (net)	(654,000)	(1,280,000)	(659,000)

Income (loss) before income taxes	(3,672,000)	(2,665,000)	(656,000)
Benefit from income taxes	1,489,000	1,045,000	342,000

Net income (loss)	$(2,183,000)	$(1,620,000)	$(314,000)

Pro forma basic and diluted earnings (loss) per share			$(0.03)
Pro forma weighted average number of shares			10,600,000

The accompanying notes are an integral part of these consolidated financial statements.

New 360
Consolidated Statements of Invested Equity
(in thousands)

Balance on December 31, 2003	$14,554,000

Changes in investment account due to allocation of operating activities (Note 1)	4,722,000

Net income (loss)	(2,183,000)

Balance on December 31, 2004	17,093,000

Changes in investment account due to allocation of operating activities (Note 1)	836,000

Net income (loss)	(1,620,000)

Balance on December 31, 2005	16,309,000

Changes in investment account due to allocation of operating activities (Note 1)	(2,019,000)

Net income (loss)	(314,000)

Balance on December 31, 2006	$13,976,000

The accompanying notes are an integral part of these consolidated financial statements.

New 360
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2004	2005	2006
Cash flows from operating activities:
Net income (loss)	$(2,183,000)	$(1,620,000)	$(314,000)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,636,000	5,096,000	4,653,000
Provision for (recovery of) doubtful accounts	(143,000)	43,000	89,000
Deferred income taxes	2,026,000	310,000	(1,735,000)

Changes in operating assets and liabilities (net of acquisitions):
(Increase) decrease in accounts receivable	(2,208,000)	(544,000)	(2,159,000)
(Increase) decrease in inventories	(143,000)	163,000	36,000
(Increase) in prepaid expenses and other current assets	(796,000)	(740,000)	1,826,000
(Increase) decrease in other assets	570,000	153,000	45,000
(Decrease) increase in accounts	1,227,000	(1,024,000)	676,000
Increase (decrease) in accrued expenses	(98,000)	430,000	(60,000)
Increase in income taxes payable (receivable), net	852,000	83,000	(1,108,000)
(Increase) decrease in deferred tax asset	286,000	410,000	279,000

Net cash and cash equivalents provided by operating activities	4,026,000	2,760,000	2,261,000

Cash flows from investing activities:
Capital expenditures	(4,014,000)	(2,317,000)	(2,064,000)
Proceeds from sale of equipment	40,000	—	—
Net cash paid for acquisitions	(1,094,000)	—	—
Net cash paid for acquisition of building	(2,065,000)	—	13,543,000
(Increase) in goodwill	(71,000)	(642,000)	(588,000)

Net cash and cash equivalents used in investing activities	(7,204,000)	(2,959,000)	10,891,000

Cash flows from financing activities:
Change in revolving credit	1,751,000	450,000	(737,000)
(Increase) decrease in invested equity	4,722,000	836,000	(2,020,000)
Repayment of notes payable	(10,623,000)	(1,096,000)	(10,926,000)
Repayment of capital lease obligations	(10,000)	(64,000)	(64,000)

Net cash (used in) provided by financing activities	(4,160,000)	126,000	(13,747,000)

Net increase in cash and cash equivalents	(7,338,000)	(73,000)	(595,000)
Cash and cash equivalents at beginning of year	8,006,000	668,000	595,000

Cash and cash equivalents at end of year	$668,000	$595,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

New 360
Notes to Consolidated Financial Statements
1. BASIS OF PRESENTATION:
     New 360’s business represents the assets and liabilities used in managing and operating the business of Point.360 other than the advertising distribution business. On April 13, 2007, Point.360.’s Board of Directors approved a plan to contribute such assets and liabilities to New 360 (“New 360” or the “Company”), and to subsequently distribute the common stock of New 360 to Point.360 shareholders on a share-for-share basis to form an independent, publicly traded entity. On April 16, 2007, Point.360, New 360 and DG FastChannel, Inc. (“DG FastChannel”) entered into an Agreement and Plan of Merger and Reorganization and ancillary documents (the “Agreements”) which establish the basis of the distribution. The net assets contributed to the Company by Point.360 are shown as Invested Equity in the Consolidated Balance Sheets.
     The accompanying Consolidated Financial Statements include the accounts and transactions of New 360, including those of Point.360’s only subsidiary, International Video Conversions, Inc. (“IVC”). The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated in the Consolidated Financial Statements.
     The Company’s combined results of operations, financial position and cash flows may not be indicative of its future performance and do not necessarily reflect what the combined results of operations, financial position and cash flows would have been had the Company operated as a separate, stand-alone entity during the periods presented, including changes in its operations and capitalization as a result of the separation and distribution from Point.360.
     Certain corporate and general and administrative expenses, including those related to executive management, tax, accounting, legal and treasury services, have been allocated by Point.360 to the Company based on the ratio of the Company’s revenues to Point.360’s total revenues. Additionally, certain balance sheet amounts have been allocated by Point.360 to the Company based on the ratio of the Company’s working capital, net fixed assets and other factors as of each year end. Management believes such allocations represent a reasonable estimate of such expenses that would have been incurred by the Company on a stand-alone basis. However, the associated balance sheet amounts and expenses recorded by the Company in the accompanying Consolidated Financial Statements may not be indicative of the actual balance or expenses that would have been recorded or incurred had the Company been operating as a separate, stand-alone public company for the periods presented. Following the separation and distribution from Point.360, the Company will perform administrative functions using internal resources or purchased services.
     The process of segregating the post production business and the ads business required the following:
•	Separation of sales, cost of sales, facility rents, personnel and other costs specifically related to each business.

•	Allocation of costs shared by all Point.360 businesses such as accounting, sales and information technology, based on either specific criteria or an allocation based on sales, asset levels or another appropriate means. For example, interest expense related to Point.360 term and revolving credit loans was allocated based on property and equipment and accounts receivable balances of the post production and ads businesses, respectively. Accounting (billing, credit and collection, etc.) was allocated based on sales.

•	Assets and liabilities related to each business were identified and assigned to post or ads businesses.

•	Virtually all of the ads business was performed in five isolated facilities.

     Invested equity at December 31, 2004, 2005 and 2006 reflects the application of estimating techniques described above on those dates. Changes in invested equity from year to year are due to the income or loss of New 360 and the net effect of the changes in balance sheet accounts determined by such estimating techniques.
     In presenting the Consolidated Financial Statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates.
Business Description
     The Company provides of high definition and standard definition digital mastering, data conversion, video and film asset management and sophisticated computer graphics services to owners, producers and distributors of entertainment and advertising content, the Company provides the services necessary to edit, master, reformat, convert, archive and ultimately distribute its clients’ film and video content, including television programming feature films and movie trailers. The Company’s interconnected facilities provide service coverage to all major U.S. media centers. Clients include major motion picture studios, advertising agencies and corporations.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Use of Estimates in the Preparation of Financial Statements
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
     Cash equivalents represent highly liquid short-term investments with original maturities of less than three months.
Revenues and Receivables
     The Company records revenues when the services have been completed. Although sales and receivables are concentrated in the entertainment industry, credit risk due to financial insolvency is limited because of the financial stability of the customer base (i.e., large studios).
Concentration of Credit Risk
     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and accounts receivable. The Company maintains its cash and cash equivalents with high credit quality financial institutions; at times, such balances with any one financial institution may exceed FDIC insured limits.
     Credit risk with respect to trade receivables is concentrated due to the large number of orders with major entertainment studios in any particular reporting period. Our five largest studio customers represented 57% and 72% of accounts receivable at December 31, 2005 and December 31, 2006, respectively. The Company reviews credit evaluations of its customers but does not require collateral or other security to support customer receivables.
     The five largest studio customers accounted for 28%, 52% and 58% of net sales for the years ended December 31, 2004, 2005 and 2006, respectively. Twentieth Century Fox (and affiliates) was the only customer, which accounted for more than 10% of net sales in any of the last three years, or 26% and 35% in 2005 and 2006, respectively.

Inventories
     Inventories comprise raw materials, principally tape stock, and are stated at the lower of cost or market. Cost is determined using the average cost method.
Property and Equipment
     Property and equipment are stated at cost. Expenditures for additions and major improvements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful lives of the improvements or the remaining lease term.
Goodwill
     Prior to the January 1, 2002 implementation of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill was amortized on a straight-line basis over 5 — 20 years. Since that date, goodwill has been subject to periodic impairment tests in accordance with SFAS 142.
     The Company identifies and records impairment losses on long-lived assets, including goodwill that is not identified with an impaired asset, when events and circumstances indicate that such assets might be impaired. Events and circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, a change in the operating model or strategy and competitive forces.
     The Company evaluates its goodwill on an annual basis and when events and circumstances indicate that the carrying amount of an asset may not be recoverable. If the independent appraisal or other indicator of value of the asset or the expected undiscounted future cash flow attributable to the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. In 2006, fair value was determined using independent appraisals and other valuation techniques depending on the nature of the assets. To date, no such impairment has been recorded.
Income Taxes
     The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax basis of assets and liabilities. A valuation allowance is recorded for that portion of deferred tax assets for which it is more likely than not that the assets will not be realized.
Advertising Costs
     Advertising costs are not significant to the Company’s operations and are expensed as incurred.
Fair Value of Financial Instruments
     To meet the reporting requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments” (“SFAS 107”), the Company calculates the fair value of financial instruments and includes this additional information in the notes to financial statements when the fair value is different than the book value of those financial instruments. When the fair value is equal to the book value, no additional disclosure is made. The Company uses quoted market prices whenever available to calculate these fair values.
Pro Forma Earnings (Loss) Per Share
     Point.360 has historically followed SFAS No. 128, “Earnings per Share” (“SFAS 128”), and related interpretations for reporting Earnings per Share. SFAS 128 requires dual presentation of Basic Earnings per Share (“Basic EPS”) and Diluted Earnings per Share (“Diluted EPS”). Basic EPS excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reported period. Diluted EPS reflects the potential dilution that could occur if a company had a stock option plan and stock options were exercised using the treasury stock method. Pro forma earnings per share in the accompanying Consolidated Statements of Income (Loss) have been calculated based on the actual number of basic and diluted shares of Point.360.
     In accordance with SFAS 128, pro forma basic earnings (loss) per share are calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Pro forma diluted earnings per share are calculated giving effect to all potentially dilutive common shares, assuming such shares were outstanding during the reporting period. Basic and diluted shares are the same in the accompanying Consolidated Statements of Income (Loss) due to losses incurred.
     For purposes of these financial statements, the pro forma loss per share in 2006 is based on the number of shares of New 360 estimated to be outstanding upon the consummation of the Agreements. The number of shares was calculated by adding shares assumed to be issued due to exercises of Point.360 stock options to outstanding Point.360 shares as of December 31, 2006, less shares owned by DG FastChannel.
Supplemental Cash Flow Information
     Selected cash payments and noncash activities were as follows:

	2004	2005	2006

Cash payments for income taxes (net of refunds)	$—	$—	$—
Cash payments for interest	568,000	1,121,000	605,000

Noncash investing and financing activities:
Accrual for earn-out payments	1,000,000	2,000,000	2,000,000

Detail of acquisitions:
Goodwill (1)	242,000	2,186,000	2,000,000

(1)	Includes additional purchase price payments made or accrued to former owners in periods subsequent to various acquisitions of $1,000,000, $2,000,000 and $2,000,000 in 2004, 2005 and 2006, respectively.
Recent Accounting Pronouncements
     In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), which amends SFAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities” (SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (SFAS 140”). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is derivative instrument. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position, results of operations or cash flows.
     In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”. The provisions of SFAS 156 are effective for fiscal years beginning after September 15, 2006. This statement was issued to simplify the accounting for servicing rights and to reduce the volatility that results from using different measurement attributes. The Company is currently assessing the impact that the adoption of SFAS 156 will have on its results of operation and financial position.
     In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. This statement is effective for fiscal years beginning after December 15, 2006. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to retained earnings. As a result of the Company’s investigation, the Company does not believe it will recognize any increase in the liability for unrecognized tax benefits and will not record a cumulative effect adjustment related to the adoption of FIN 48.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is required to adopt the provision of SFAS 157, as applicable, beginning in fiscal year 2008. Management does not believe the adoption of SFAS 157 will have a material impact on the Company’s financial position or results of operations.
3. ACQUISITIONS
     During 1997 to 2005, Point.360 acquired ten businesses. These acquisitions were accounted for as purchases, with the excess of the purchase price over the fair value of the net assets acquired allocated to goodwill. The contingent portion of the purchase prices, to the extent earned was recorded as an increase to goodwill. As of December 31, 2006, additional purchase price earn-out payments are as described below. The consolidated financial statements of New 360 reflect the operations of the acquired post production companies since their respective acquisition dates.
     Point.360’s goodwill and other intangibles, net, as of December 31, 2005 and 2006, consist of the following:

	2005	2006
Goodwill	$35,050,000	$37,050,000
Covenant not to compete	1,000,000	1,000,000

	36,050,000	38,050,000
Less accumulated amortization	(6,576,000)	(6,576,000)

	$29,474,000	$31,474,000

     Point.360 ceased amortizing goodwill on January 1, 2002 with the adoption of SFAS 142. The covenant not to compete was fully amortized in 2003.
     Point.360 operates in a single business segment due to the combination of facility assets, sales forces and management subsequent to the acquisitions, and the integration of branding and communications efforts. The goodwill acquired, therefore, is common to all Point.360 facilities. As of December 31, 2005 and 2006, the goodwill assignable to the Company was $8,665,000 and $9,253,000, respectively, determined by comparing the value of the Company determined by an independent appraiser to the value of the advertising distribution business of Point.360 as evidenced by the market value of consideration to be paid by DG FastChannel for the advertising distribution business.
     In July 2002, the Company acquired an option to purchase three subsidiaries of Alliance Atlantis Communications Inc. (“Alliance”) engaged in businesses directly related to those of the Company. During the following 18 months, the Company performed due diligence, extended the option to purchase, and attempted to obtain financing for the acquisition and to replace existing credit facilities.
     In June 2003, discussions with Alliance and the new lenders were terminated. In July 2003, Alliance filed several actions against Point.360 seeking to recover various damages from Point.360 related to breach of the option agreement and related non-disclosure agreement. In August 2003, Point.360 filed a counterclaim alleging breach of contract.

     Pursuant to a Settlement and Mutual Release Agreement executed in November 2004, Alliance and Point.360 agreed to settle all claims. Pursuant to the agreement, Point.360 paid Alliance $575,000 in cash in November 2004. In 2004, Point.360, wrote off the settlement amount and other deferred costs related to the proposed Alliance transaction. The portion of the write-off allocated to the Company was determined using the same criteria as that for goodwill described above.
     In order to expand our relationships with our studio customers and gain new customers, on July 1, 2004, Point.360 acquired all of the outstanding stock of IVC for $7 million in cash. The purchase agreement required possible additional payments of $1 million, $2 million and $2 million in 2005, 2006 and 2007, respectively, if earnings before interest, taxes, depreciation and amortization during the 30 months after the acquisition reached certain predetermined levels (the second two increments of $2 million each were earned and are reflected as accrued liabilities on the balance sheets as of December 31, 2005 and 2006, respectively). As part of the transaction, Point.360 entered into employment and/or non competition agreements with four senior officers of IVC which fixed responsibilities, salaries and other benefits and set forth limitations on the individuals’ ability to compete with Point.360 for the term of the earn-out period (30 months). IVC is a high definition and standard definition digital mastering and data conversion entity serving the motion picture/television production industry. To pay for the acquisition, Point.360 used $2.3 million of cash on hand and borrowed $4.7 million under the term loan portion of the Point.360’s bank facility.
     The total purchase consideration ($12 million either paid or accrued as of December 31, 2006) has been allocated to the assets and liabilities acquired based on their respective estimated fair values as summarized below.

Cash and cash equivalents	$1,205,000
Inventories	120,000
Other current assets	1,000
Accounts receivable	2,036,000
Goodwill	5,242,000
Property, plant and equipment	6,009,000
Total assets acquired	14,613,000

Accounts payable	(442,000)
Accrued	(417,000)
Income tax payable	(72,000)

Deferred tax liabilities	(1,682,000)

Current and other liabilities assumed	(2,613,000)

Net assets acquired over liabilities, and purchase price	$12,000,000

     As stated above, New 360’s portion of Point.360’s goodwill was based on an allocation formula.
     The following table presents unaudited pro forma results of the combined operations for the year ended December 31, 2004, as if the acquisition had occurred as of the beginning of 2004 rather than as of the acquisition date. The pro forma information presented below is for illustrative purposes only and is not indicative of results that would have been achieved or results which may be achieved in the future:

2004

Revenue	$44,276,000
Operating income (loss)	(2,554,000)
Net income (loss)	(1,974,000)
Pro forma basic and diluted earnings (loss) per share	(0.21)
     In 2005, Point.360 issued 105,000 shares in connection with a purchase of assets. The shares were recorded at fair value on the issue date. In connection with the transition, $186,000 was recorded as goodwill.
     During 2005, the amount of Point.360’s goodwill, net, increased from $27,288,000 to $29,474,000 due to the $2,000,000 earn-out payment accrued for the IVC acquisition and $186,000 of excess of fair value of stock issued over the fair value of purchased assets, as noted above. During 2006, the amount of goodwill, net, increased from $29,474,000 to $31,474,000 due to the $2,000,000 earn-out payment accrued for the IVC acquisition. As described above, a portion of Point.360’s goodwill, including goodwill from the IVC transaction, has been allocated to New 360.
4. PROPERTY AND EQUIPMENT:
     In November 2003, the Point.360 leased a new 64,600 square foot building in Los Angeles, California, for the purpose of consolidating four vault locations then occupying approximately 71,000 square feet. This and the subsequent transactions related to the building have been treated as New 360 transactions in the accompanying financial statements. Therefore the company is treated as the owner.
     As part of the transaction, the Company paid $600,000 for an option to purchase the facility for $8,571,500. Additionally, the landlord, General Electric Capital Business Asset Funding Corporation (“General Electric”), committed to finance approximately $6,500,000 of the purchase price at a fixed interest rate of 7.75% over 15 years. The Company was not obligated to purchase the building or, if the option was exercised, borrow any portion of the purchase price from General Electric. The cost of the option was included in other assets on the balance sheet as of December 31, 2003, to be capitalized as a cost of the building or written off when the Company exercised the purchase option or did not exercise the option, respectively.
     Pursuant to the lease, General Electric also advanced the Company $800,000 to pay for improvements to the building. As of December 31, 2003, the $800,000 was reflected as an obligation to purchase property and equipment with an offsetting liability on the balance sheet. In 2004, the Company reduced the right and the obligation to purchase property and equipment by $800,000 expended for improvements to the building. In August 2004, the Company purchased the facility for $8.6 million ($2.2 in cash and a $6.4 million mortgage).
     In March 2006, the Company entered into a sale and leaseback transaction with respect to its Media Center vaulting real estate. The real estate was sold for approximately $14.0 million resulting in a $1.3 million after tax gain. Additionally, the Company received $0.5 million from the purchaser for improvements. In accordance with SFAS No. 28, “Accounting for Sales with Leasebacks,” the gain will be amortized over the initial 15-year lease term as reduced rent. Net proceeds at the closing of the sale and the improvement advance (approximately $13.8 million) were used to pay off the mortgage and other outstanding debt.
     The lease is treated as an operating lease for financial reporting purposes. After the initial lease term, the Company has four five-year options to extend the lease. Minimum annual rent payments for the initial five years of the lease are $1,111,000, increasing annually thereafter based on the consumer price index change from year to year.

     The following table presents unaudited pro forma results the year ended December 31, 2005, as if the sale and leaseback transaction had occurred as of the beginning of the year. The pro forma information presented below is for illustrative purposes only and is not indicative of results that would have been achieved or results which may be achieved in the future (in thousands):

	As Reported	Adjustments		Pro Forma
Revenue	$43,059			$43,059
Cost of services	(29,472)	(837	) (1)	(30,309)

Gross profit	13,587			12,750
Selling, general and administrative expense	(14,972)			(14,972)

Operating income	(1,385)			(2,222)
Interest income (expense)	(1,280)	881	(2)	(399)

Income (loss) before income taxes	(2,665)			(2,621)
Benefit from income taxes	1,045	(17	) (3)	1,028

Net income (loss)	$(1,620)			$(1,593)

Net (loss) per share	$(0.17)			$(0.17)

(1)	First year rent expense net of amortization of the deferred gain on the sale, partially offset by the elimination of depreciation expense associated with the building.

(2)	Pro forma interest saved on the amount of mortgage, term and revolving credit debt paid off with net sales proceeds.

(3)	Tax effect at 40%.
     The following table presents an unaudited pro forma summary balance sheet as of December 31, 2005 as if the sale and leaseback had occurred on that date (in thousands):

	As Reported	Adjustments		Pro Forma
Current assets	$11,698			$11,698
Property and equipment, net	26,474	(11,261	) (1)	15,213
Goodwill and other assets	9,057			9,057

Total assets	$47,229			$35,968

Accounts payable and accrued expenses	$6,259			$6,259
Deferred income taxes	1,231	879	(2)	2,110
Due to parent company	4,442	(4,442	) (4)	—

Current liabilities	11,932			8,369

Deferred gain on sale	—	1,318	(3)	1,318
Deferred income taxes and other	6,014	500	(5)	6,514
Due to parent company, net if current portion	12,974	(9,516)	(4)	3,458
Invested equity	16,309			16,309

Total liabilities and invested equity	$47,229			$35,968

(1)	Net book value of assets sold.

(2)	Tax on gain on sale at 40%.

(3)	Deferred gain on sale to be amortized over life of lease.

(4)	Pay-down of debt with net proceeds.

(5)	Non-refundable advance from purchaser for improvements.

     Property and equipment consist of the following:

	December 31,
	2005	2006
Land	$4,500,000	$—
Building	6,230,000	16,000
Machinery and equipment	31,338,000	32,426,000
Leasehold improvements	6,495,000	6,736,000
Computer equipment	4,207,000	4,717,000
Equipment under capital lease	285,000	290,000
Office equipment. CIP	437,000	413,000
Less accumulated depreciation and amortization	(27,018,000)	(31,748,000)

Property and equipment, net	$26,474,000	$12,850,000

     Depreciation is expensed over the estimated lives of machinery and equipment (7 years), computer equipment (5 years) and leasehold improvements (2 to 10 years depending on the remaining term of the respective leases or estimated useful life of the improvement). Depreciation expense totaled $4,636,000, $5,096,000 and $4,212,000 for the years ended December 31, 2004, 2005 and 2006, respectively. Accumulated amortization on capital leases amounted to $211,000 and $254,000 as of December 31, 2005 and 2006, respectively.
5. 401(k) PLAN
     Point.360 has a 401(K) plan, which covers substantially all employees. Each participant is permitted to make voluntary contributions not to exceed the lesser of 20% of his or her respective compensation or the applicable statutory limitation, and is immediately 100% vested. Point.360 matches one-fourth of the first 4% contributed by the employee. Contributions to the plan related to employees of the Company were $60,000, $92,000 and $84,000 in 2004, 2005, and 2006, respectively.
6. LONG TERM DEBT AND NOTES PAYABLE:
     On December 30, 2005, Point.360 entered into a $10 million term loan agreement. The term loan provides for interest at LIBOR (5.37% as of December 31, 2006) plus 3.15% and is secured by Point.360’s equipment. In March 2006, Point.360 prepaid $4 million of the principal with proceeds of a sale/leaseback transaction. The term loan will be repaid in 60 equal monthly principal payments plus interest. Proceeds of the term loan were used to repay the previously existing term loan.
     In March 2006, Point.360 entered into a new revolving credit agreement, which provides up to $10 million of revolving credit. The two-year agreement provides for interest of LIBOR (5.37% as of December 31, 2006) plus 1.85% for the first six months of the agreement, and thereafter at either (i) prime minus 0% — 1.00% or (ii) LIBOR plus 1.50% — 2.5%, depending on the level of Point.360’s ratio of outstanding debt to fixed charges (as defined). The facility is secured by all of Point.360’s assets, except for equipment securing the new term loan as described in Note 6. The revolving credit agreement requires Point.360 to comply with various financial and business covenants. There are cross default provisions contained in the two in both the new revolving and term loan agreements. As of December 31, 2006, Point.360 was in compliance with revolving and term loan agreement covenants.
     Point.360 has financed the purchase of certain equipment through the issuance of bank notes payable and under capital leasing arrangements. The notes bear interest at rates ranging from 3% to LIBOR plus 3.15%. Such obligations are payable in monthly installments through May 2019.

     Annual maturities for debt under bank notes payable obligations as of December 31, 2006, are as follows:

2007	$1,052,000
2008	1,052,000
2009	1,052,000
2010	1,053,000

$4,209,000

     In the accompanying Consolidated Balance Sheets, the current and long-term “Due to Parent Company” amounts reflect the portion of Point.360’s revolving credit and term loan debt assigned to the Company based on the proportion of the Company’s net working capital and property and equipment, net, to Point.360’s total net working capital and property and equipment, net, respectively. Once separated from Point.360, it is expected that the Company will have no outstanding revolving credit or term debt since that debt will be paid pursuant to the Agreements.
7. INCOME TAXES:
     The Company’s provision for, or benefit from, income taxes has been determined as if the Company filed income tax returns on a stand-alone basis.
     The Company’s provision for (benefit from) income taxes for the three years ended December 31, 2006 consists of the following:

	Year Ended December 31,
	2004	2005	2006
Current tax (benefit) expense:
Federal	$(1,224,000)	$(1,467,000)	$954,000
State	(271,000)	(310,000)	157,000

Total current	(1,495,000)	(1,777,000)	1,111,000

Deferred tax (benefit) expense:
Federal	25,000	616,000	(1,282,000)
State	(19,000)	116,000	(170,000)

Total deferred	6,000	732,000	(1,452,000)

Total provision for (benefit from) for income taxes	$(1,489,000)	$(1,044,000)	$(341,000)

     The composition of the deferred tax assets (liabilities) at December 31, 2005 and December 31, 2006 are listed below:

	2005	2006
Accrued liabilities	$345,000	$197,000
Allowance for doubtful accounts	181,000	220,000
Other	192,000	22,000

Total current deferred tax assets	718,000	439,000

Property and equipment	(3,869,000)	(2,350,000)
Goodwill and other intangibles	(2,649,000)	(3,799,000)
Other	498,000	1,870,000

Total non-current deferred tax liabilities	(6,014,000)	(4,279,000)

Net deferred tax liability	$(5,296,000)	$(3,840,000)

     The provision for (benefit from) income taxes differs from the amount of income tax determined by applying the applicable U.S. Statutory income taxes rates to income before taxes as a result of the following differences:

	2004	2005	2006
Federal tax computed at statutory rate	34%	34%	34%
State taxes, net of federal benefit and net operating loss limitation	6%	6%	6%
Other (meals and entertainment)	1%	1%	(6%)

	41%	41%	34%

8. COMMITMENTS AND CONTINGENCIES:
Operating Leases
     Point.360 leases the Company’s office and production facilities in California under various operating leases, which leases will be assumed by the Company upon separation from Point.360. Approximate minimum rental payments under these non-cancelable operating leases as of December 31, 2006 are as follows:

2007	$3,757,000
2008	3,447,000
2009	2,376,000
2010	2,173,000
2011	2,219,000
Thereafter	12,695,000
     Total rental expense was approximately $2,995,000, $2,470,000 and $3,176,000 for the three years ended December 31, 2004, 2005 and 2006, respectively.
     On September 30, 2003 Point.360 entered into severance agreements with its Chief Executive Officer and Chief Financial Officer which continue in effect through December 31, 2007, and are renewed automatically on an annual basis after that unless notice is received terminating the agreement by September 30 of the preceding year. The severance agreements contain a “Golden Parachute” provision. The Company will assume these severance agreements.
Contingencies
     From time to time the Company may become a party to other legal actions and complaints arising in the ordinary course of business, although it is not currently involved in any such material legal proceedings.

9. SUPPLEMENTAL DATA (unaudited)
     The following tables set forth quarterly supplementary data for each of the years in the two-year period ended December 31, 2006 (in thousands except per share data).

	2005
	Quarter Ended				Year Ended
	March 31	June 30	Sept 30	Dec 31	Dec 31

Revenues	$10,750	$10,748	$10,441	$11,119	$43,059
Gross profit	$2,906	$3,220	$3,345	$4,115	$13,587
Net income (loss)	$(712)	$(532)	$(405)	$29	$(1,620)

Pro forma income (loss) per share:
Basic	$(0.07)	$(0.05)	$(0.04)	$0.00	$(0.17)
Diluted	$(0.07)	$(0.05)	$(0.04)	$0.00	$(0.17)

	2006
	Quarter Ended				Year Ended
	March 31	June 30	Sept 30	Dec 31	Dec 31

Revenues	$10,693	$11,442	$10,626	$10,772	$43,533
Gross profit	$3,311	$3,430	$3,080	$3,736	$13,557
Net income (loss)	$(144)	$12	$(99)	$(83)	$(314)

Pro forma income (loss) per share:
Basic	$(0.01)	$0.00	$(0.01)	$(0.01)	$(0.03)
Diluted	$(0.01)	$0.00	$(0.01)	$(0.01)	$(0.03)

10. SUBSEQUENT EVENTS
     In March 2007, Point.360 acquired substantially all of the assets and business of Eden FX, Inc. (“Eden”) for $2.2million in cash. Eden will be included in Point.360’s post production business and, consequently, the contractual obligations of Point.360 under the various acquisition agreements will be assigned to the Company when the distribution of Company shares to Point.360 shareholders is completed. The purchase agreement requires possible additional payments of $0.7 million, $0.9 million and $1.2 million in 2008, 2009 and 2010, respectively, if earnings before interest, taxes, depreciation and amortization during the three years after the acquisition reach certain predetermined levels. As part of the transaction, the Point.360 entered into employment and non competition agreements with three senior officers of Eden which fix responsibilities, salaries and other benefits and set forth limitations on the individual’s ability to compete with the Company for the term of the earn-out period (three years). Eden is a producer computer generated visual effects for feature films, television program and commercial advertising content.
     On April 16, 2007, the Company entered into the Agreements pursuant to which New 360 was formed. Since December 31, 2006, an increase in the market price of Point 360’s stock has resulted in the exercise of stock options generating approximately $5.5 million of cash for the Company. This amount represents the exercise price of options exercised, which cash will remain with the Company pursuant to the Agreements.

Report of Independent Registered Public Accounting Firm
To the Shareholder of New 360
Burbank, California
     Our audits of the consolidated financial statements referred to in our report dated May 14, 2007, also included the financial statement schedule of New 360 below. This schedule is the responsibility of New 360’s management. Our responsibility is to express an opinion based on our audits of the consolidated financial statements.
     In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
Singer Lewak Greenbaum & Goldstein LLP (signed)
Los Angeles, CA
May 14, 2007
New 360
Schedule II- Valuation and Qualifying Accounts

	Balance at	Charged to			Balance at
Allowance for Doubtful	Beginning of	Costs and		Deductions/	End of
Accounts	Year	Expenses	Other	Write-Offs	Year

Year ended December 31, 2004	$524,000	$60,000	$(153,000)	$(50,000)	$381,000

Year ended December 31, 2005	$381,000	$67,000	$—	$(24,000)	$424,000

Year ended December 31, 2006	$424,000	$159,000	$—	$(70,000)	$513,000

Three months ended March 31, 2007	$513,000	$22,000	$—	$(41,000)	$494,000

Appendix A
April 13, 2007
Board of Directors of
Point.360
2777 North Ontario Street
Burbank, CA 91504
Dear Board of Directors:
It is our understanding that Point.360 (herein referred to as the Company or the Seller) has entered into an Agreement and Plan of Merger (herein referred to as the Agreement), dated April 16, 2007, between DG FastChannel Inc. (herein referred to as the Buyer) and the Company whereby the Buyer plans to acquire the ADS Business (“ADS Business”) from the Company and the Company’s Post Production Business will be transferred to a new, wholly-owned, subsidiary (New 360), the shares of which will be distributed to the shareholders of the Company (herein referred to as the Transaction.) The Board of Directors of the Seller has requested Marshall & Stevens, Inc., (herein referred to as Marshall & Stevens) to prepare a Fairness Opinion (herein referred to as the Opinion) on behalf of the Board of Directors of the Company. The Board of Directors of the Seller has also requested Marshall & Stevens to prepare a Fair Market Valuation of the Stock Distribution (herein referred to as the Valuation) on behalf of the Board of Directors of the Company.
You have requested our Opinion as to whether the Transaction is fair from a financial point of view, pursuant to the terms and conditions set forth in the Agreement between the Buyer and Seller. We have not been engaged to give advice on whether the shareholders should approve the Buyer’s offer, nor have we been requested to seek or identify alternative business strategies and no such advice or alternative business strategy is given or provided. Marshall & Stevens is of the opinion that, as of April 13, 2007, and based upon qualifications, assumptions, limiting conditions and other matters set forth herein, the receipt by Point.360’s shareholders of shares of New 360 common stock and DG common stock in connection with the transactions contemplated by the Merger Agreement and the Contribution Agreement is fair, from a financial point of view, to Point.360’s shareholders (other than DG.) The date of this Opinion is as of April 13, 2007.
You have requested our Valuation to determine the fair market value of the distribution of stock of New 360, pursuant to the terms and conditions set forth in the Agreement between the Buyer and Seller. We have not been engaged to give advice on whether the shareholders should approve the Buyer’s offer, nor have we been requested to seek or identify alternative business strategies and no such advice or alternative business strategy is given or provided. As of April 13, 2007, assuming the contribution of the Company’s Post Production Business to New 360 pursuant to the terms of this Agreement, the fair market value of New 360 is $20.5 million. The date of this Valuation is as of April 13, 2007.
In arriving at our Opinion and Valuation conclusions, we made such reviews, analyses and inquiries of other information as we deemed necessary and appropriate, such as, but not limited to:
1.	Agreement and Plan of Merger dated April 16, 2007;

2.	The Company’s business plan for the ADS Business fiscal year ended December 31 2007;

3.	Form 10-K Annual Report of the Company for the fiscal years ended December 31, 2005 and December 31, 2006;

4.	Unaudited financial statements for the ADS Business and for the New 360 for fiscal years ended December 31, 2003, 2004, 2005, and 2006;

5.	Unaudited financial statements for interim two month period for the ADS Business and the New 360 ended February 28, 2007;

6.	Unaudited financial statements for the trailing twelve month period for the ADS Business and the New 360 ended February 28, 2007;

7.	Proforma projected income statements for the New 360 for the fiscal years ending December 31, 2007, 2008 and 2009.

8.	Form of Working Capital Reconciliation Agreement;

10.	Support Agreement between the Buyer and Haig S.Bagerdjian, a Shareholder, dated April 16, 2007;

11.	Media Distribution Service Agreement, dated April 16, 2007;

12.	Contribution Agreement, dated April 16, 2007;

13.	Form of Noncompetition Agreement;

14.	Form of Indemnification and Tax Matters Agreement;

15.	Met with the management of the Company to discuss the Transaction;

16.	Reviewed the historical market prices and trading volumes associated with the Company;

17.	Reviewed publicly available financial data for certain companies which we deemed comparable to the Company; and

18.	Various product brochures and other literature relative to the Company.
In addition to reviewing the above information, we have among other things:
1.	Considered the nature of its business and its history; the Company’s earnings before interest and taxes (EBIT); earnings before interest, taxes, depreciation and amortization (EBITDA); revenues; book capital; and total assets for the past four fiscal years (2003-2006) and the latest interim periods; the outlook for future EBIT, EBITDA and revenues; the Company’s financial condition; and the Company’s dividend-paying capacity;

2.	Analyzed financial statements, prices and other materials regarding guideline publicly traded companies in the media distribution industry; required rates of return on debt and equity capital; materials discussing the economic outlook, in general; and the specific outlook for the media distribution industry; and such other material as we deemed appropriate;

3.	Analyzed the financial terms and operating results and financial conditions of companies, to the extent publicly available, involved in certain recent business combinations in the media distribution industry;

4.	Compared certain statistical and financial information of the Company with similar information for certain guideline publicly traded companies in the media distribution industry;

5.	Visited the Company’s headquarters in Burbank, California, conducted interviews with management and relied upon their representations concerning the operations, financial condition, future prospects, and projected operations and performance of the Company; and

6.	Conducted such other financial studies, analyses and inquiries, and considered such other matters as we deemed necessary and appropriate for our Opinion.
In rendering our Opinion and Valuation, we have not independently verified the accuracy and completeness of the financial information or other information furnished by the Company, orally or in writing, or other information obtained from publicly available sources. We reviewed most current and best available estimates and judgments of the management of the Company, as to the expected future financial and operating performance of the Company, and did not undertake any obligation to assess whether such forecasts, estimates or judgments were reasonable or were likely to be accurate, nor did we undertake any obligation independently to verify the underlying assumptions made in connection with such forecasts, estimates or judgments. In addition, we did not make an independent valuation or appraisal of any particular assets or liabilities of the Company. Our Opinion and Valuation is based on business, economic, market and other conditions as they exist as of the date of this Opinion and Valuation. We have assumed that the factual circumstances, agreements and terms, as they exist at the date of this Opinion and Valuation, will remain substantially unchanged through the time the Transaction is completed. Marshall & Stevens did not (i) opine as to the tax or accounting treatment of the Transaction or any related matter thereto, (ii) assess the impact of compliance with any labor laws, including without limitations, the Federal Warn Act, or (iii) rely upon any third party appraisals in arriving at this Opinion and Valuation.
This Opinion and Valuation has been prepared for the benefit of the Board of Directors of the Seller in connection with the Transaction. This Opinion and Valuation may be included in the proxy statement sent by the Company to its shareholders concerning the Transaction so long as the Opinion and Valuation is reproduced in full in such proxy statement and any summary of the Opinion and Valuation in the proxy statement is reasonably acceptable to Marshall & Stevens. Our fee for this Opinion and Valuation is not contingent upon our conclusion regarding the fairness of the consideration received by the shareholders of the Company other than the Buyer.
Based upon the foregoing and upon such other factors as deemed relevant, including the attached assumptions and limiting conditions, it is our Opinion and Valuation, that as of the date of this Opinion and Valuation, the Transaction is fair to the shareholders of the Company other than the Buyer, from a financial point of view, pursuant to the terms and subject to the conditions set forth in the Agreement. It is also our opinion assuming that, the contribution of the Company’s Post Production Business to New 360 pursuant to the terms of this Agreement, the fair market value of New 360 is $20.5 million.
Very truly yours,
MARSHALL & STEVENS INCORPORATED
31-11-21832

Assumptions and Limiting Conditions
The opinion of Marshall & Stevens, Incorporated to which these Assumptions and Limiting Conditions (the “Conditions”) are attached (the “Opinion”) is rendered subject to the following assumptions and limiting conditions. Reliance on this Opinion and Valuation is likewise subject to such assumptions and limiting conditions. Any defined term not defined in these Condition, will have the same meaning as set forth in the Opinion and Valuation.
1. The Opinion and Valuation is issued subject to the following representations and warranties:
a. The Company represents that all information provided to us by or on behalf of the Company was true, correct, accurate and complete in all respects (and, specifically, did not omit any information required to make the information provided not misleading) when given and as of the date of our Opinion and Valuation; and
b. The Company represents that, without our prior written approval, the Opinion and Valuation will only be used by the Company for purposes of the consideration by the Board of Directors of the Transaction and the distribution of stock for New 360, and for no other purpose; and
c. Each addressee of our Opinion and Valuation represents and warrants that it not aware of any facts, circumstances or other matters which would render our Opinion and Valuation inaccurate or erroneous.
2. We have assumed there are no hidden or unexpected conditions that would adversely affect the value of the asset or business that are the subject matter of the Opinion and Valuation, other than may have been specified to us in writing by the Company.
3. Our Opinion and Valuation and, the Marshall & Stevens’ name are not to be used in whole or in part outside the Company, without our prior written approval except in connection with the transaction that is the subject matter of our Opinion and Valuation, and may not be relied upon by any person or persons other than the addressees of such Opinion and Valuation.
4. The addresses of our Opinion and Valuation acknowledge that Marshall & Stevens has not assumed, abridged, abrogated or undertake to discharge any duty of the Company, or of any officer, director or employee of the Company to any other person including, without limitation, the shareholders or creditors of the Company or any other addressee of our Opinion and Valuation.
No opinion is intended to be given or expressed about matters that require legal, accounting, actuarial, insurance coverage, engineering, architectural or other specialized expertise, investigation or knowledge beyond that customarily employed by valuation professionals.
6. Marshall & Stevens warrants that in rendering its Opinion and Valuation it has acted in a professional manner in accordance with professional standards. Marshall & Stevens makes no further warranty of any kind, express or implied. It is acknowledged that in rendering its Opinion and Valuation, Marshall & Stevens has relied upon projections and forecasts prepared or supplied by management and that the Company assumes full responsibility for the accuracy of such forecasts and projections and the assumptions on which they may be based. It is further acknowledged by the addressees of our Opinion and Valuation that no person can accurately forecast future events and that Marshall & Stevens makes no guarantees that events will ultimately turn out as anticipated or predicted. Our Opinion and Valuation speaks only as of the date of such opinion and valuation, and Marshall & Stevens has no obligation or duty to update such Opinion and Valuation.
7. Marshall & Stevens expressly disclaims liability as an insurer or guarantor. Any person seeking greater protection from loss or damage than is provided for herein should obtain appropriate insurance.
Hazardous substances, if present within a facility or property, can introduce an actual or potential liability that may adversely affect marketability and value. Such effect may be in the form of immediate expense or future liability. In the development or giving of our Opinion and Valuation, no consideration will be given to such liability or its impact on value unless Marshall & Stevens was specifically authorized and directed to obtain a written environmental or toxic contamination report from a third party or was provided with such a written report by or on behalf of the Company, in which case Marshall & Stevens has been authorized to rely upon such written report (without further investigation or inquiry) in making its determinations as to value. The addressees of our Opinion and Valuation acknowledge and agree that Marshall & Stevens is not in the business of assessing liabilities (including, without limitation, potential cleanup costs) with respect to environmental matters or matters otherwise relating to the presence or remediation of hazardous or toxic materials or the liabilities related thereto. Accordingly, the Company and each addressee of our Opinion and Valuation hereby releases Marshall & Stevens from any and all liability related in any way to such matters.
If Marshall & Stevens, or any officer, employee, director, direct or indirect shareholder, member or other equity holder of Marshall & Stevens, is requested or compelled to produce documents or testify with regard to (a) the work performed, (b) any advice given or opinion rendered, and/or (c) the Transaction, regardless of who makes such request, the Company will promptly reimburse Marshall & Stevens for all costs, including without limitation reasonable attorneys’ fees, preparation and travel time, duplication costs, interview, deposition and court time and expenses, and will compensate Marshall & Stevens for the time spent in connection with such matters at Marshall & Stevens’ then-existing rates, which it is acknowledged may be in excess of the fees specified elsewhere in this Agreement.
In the event of any claim or dispute involving our Opinion or Valuation, the due diligence conducted or standard of care used with respect to our Opinion and Valuation, and/or the delivery or rendering of our Opinion and Valuation (a “Dispute”), such dispute or claim shall be submitted to arbitration before a three member panel under the rules of commercial arbitration of the American Arbitration Association, the results of which shall be binding on all parties to this Agreement absent fraud or willful misconduct. The arbitration shall be conducted in Los Angeles, California. The party prevailing at the arbitration shall recover from the other party its costs and expenses, including attorneys’, arbitrators’ and stenographers’ fees. Our Opinion, Valuation and these Conditions are to be interpreted under the laws of the State of California; as such laws apply to contracts entered into and to be performed entirely within such state.
No Dispute may be brought by the Company or any other addressee of our Opinion and Valuation against any one/or more Marshall & Stevens, its officers, directors, employees, contractors or agents more than one year after the date of our Opinion and Valuation.
The Company and each addressee of our opinion acknowledges and agrees that it is dealing with either a corporation and agrees that in no event will it seek to hold any direct or indirect shareholder of Marshall & Stevens liable for or to bring any suit or proceeding against any direct or indirect shareholder of Marshall & Stevens for any act, error, or omission on the part of Marshall & Stevens, its officers, directors, employees, contractors or agents, whether inadvertent, negligent, willful or intentional.